Filed Pursuant to Rule 424(b)(2)

Registration No. 333-132554

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Floating Rate Notes due 2009	$250,000,000	100.00%	$250,000,000	$9,825.00
Floating Rate Notes due 2010	$300,000,000	100.00%	$300,000,000	$11,790.00
5.40% Fixed Rate Notes due 2013	$750,000,000	99.989%	$749,917,500	$29,471.76

(1)	Calculated in accordance with Rule 457(r) of the Securities Act.

Prospectus Supplement

August 7, 2008

(To Prospectus dated March 17, 2006)

$1,300,000,000

CME Group Inc.

$250,000,000 Floating Rate Notes due 2009

$300,000,000 Floating Rate Notes due 2010

$750,000,000 5.40% Notes due 2013

We are offering $250,000,000 of our Floating Rate Notes due 2009 (the “Floating Rate Notes due 2009”), $300,000,000 of our Floating Rate Notes due 2010 (the “Floating Rate Notes due 2010” and, together with the Floating Rate Notes due 2009, the “Floating Rate Notes”) and $750,000,000 of our 5.40% Notes due 2013 (the “Fixed Rate Notes” and, together with the Floating Rate Notes, the “notes”). The Floating Rate Notes due 2009 will bear interest at a floating rate per annum equal to three-month LIBOR, reset quarterly, plus 0.20%, from August 12, 2008. The Floating Rate Notes due 2010 will bear interest at a floating rate per annum equal to three-month LIBOR, reset quarterly, plus 0.65%, from August 12, 2008. We will pay interest on the Floating Rate Notes quarterly in arrears on February 6, May 6, August 6 and November 6 of each year, commencing on November 6, 2008. The Fixed Rate Notes will bear interest at a fixed rate equal to 5.40% per annum from August 12, 2008. We will pay interest on the Fixed Rate Notes semiannually in arrears on February 1 and August 1 of each year, commencing on February 1, 2009. The Floating Rate Notes due 2009 will mature on August 6, 2009, the Floating Rate Notes due 2010 will mature on August 6, 2010 and the Fixed Rate Notes will mature on August 1, 2013.

The Floating Rate Notes will not be redeemable prior to maturity. We will be required to redeem all of the Fixed Rate Notes under the circumstances and at the redemption price described under “Description of the Notes—Special Mandatory Redemption” in this prospectus supplement. In addition, we may redeem the Fixed Rate Notes in whole or in part at any time at the redemption prices described under “Description of the Notes—Optional Redemption” in this prospectus supplement. If a Change of Control Triggering Event (as defined herein) occurs, we will be required to offer to purchase the notes from holders on terms described in this prospectus supplement.

The notes will be unsecured obligations and will rank equally with our existing and future unsecured senior indebtedness. The notes will be issued in registered form only in denominations of $2,000 and multiples of $1,000 above that amount.

The notes offered by this prospectus supplement will not be listed on any securities exchange.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-13 of this prospectus supplement.

	Per Floating Rate Note due 2009	Total	Per Floating Rate Note due 2010	Total	Per Fixed Rate Note	Total
Public offering price(1)	100.000%	$250,000,000	100.000%	$300,000,000	99.989%	$749,917,500
Underwriting discounts	0.100%	$250,000	0.200%	$600,000	0.350%	$2,625,000
Proceeds, before expenses, to CME Group Inc.(1)	99.900%	$249,750,000	99.800%	$299,400,000	99.639%	$747,292,500

(1)	Plus accrued interest from August 12, 2008, if settlement occurs after that date.

Neither the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through The Depository Trust Company and its participants, including Euroclear and Clearstream, as applicable, on or about August 12, 2008.

Joint Book-Running Managers

Banc of America Securities LLC	UBS Investment Bank

Joint Lead Managers

BMO Capital Markets	Mitsubishi UFJ Securities

Co-Managers

Lloyds TSB Corporate Markets	PNC Capital Markets LLC	Scotia Capital

Prospectus Supplement

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which contains the terms of this offering of notes. The second part is the prospectus dated March 17, 2006, which is part of our Registration Statement on Form S-3 (Registration No. 333-132554).

This prospectus supplement may add to, update or change the information in the accompanying prospectus. If information in this prospectus supplement is inconsistent with information in the accompanying prospectus, this prospectus supplement will apply and will supersede that information in the accompanying prospectus.

It is important for you to read and consider all information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you in “Where You Can Find More Information” in this prospectus supplement.

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this prospectus supplement and the accompanying prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement, or that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is correct as of any time subsequent to the date of such information.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes in certain jurisdictions may be restricted by law. This prospectus supplement and the accompanying prospectus do not constitute an offer, or an invitation on our behalf or the underwriters or any of them, to subscribe to or purchase any of the notes, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See “Underwriting.”

CME Group Inc., a Delaware corporation, is a combined entity formed by the July 2007 merger of Chicago Mercantile Exchange Holdings Inc. (“CME Holdings”) and CBOT Holdings, Inc. (“CBOT Holdings”) and is the holding company of two futures exchanges: Chicago Mercantile Exchange Inc. (“CME”) and Board of Trade of the City of Chicago, Inc. (“CBOT”). We have entered into an Agreement and Plan of Merger with NYMEX Holdings, Inc. (“NYMEX Holdings”) pursuant to which NYMEX Holdings will merge with and into a wholly-owned subsidiary of CME Holdings (the “merger”). Unless otherwise stated or the context otherwise requires, in this prospectus supplement we refer to CME Group Inc. as “CME Group” and to Chicago Mercantile Exchange Inc., as “CME,” and the terms “CME Group,” “we,” “us” and “our” refer to CME Group Inc. and its wholly-owned subsidiaries, excluding CBOT (and the other former subsidiaries of CBOT Holdings) prior to July 12, 2007 and excluding NYMEX Holdings for periods prior to the merger and including NYMEX Holdings for periods following the merger.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, proxy and information statements and other materials with the Securities and Exchange Commission (“SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You may read and copy any materials filed by us with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. The SEC also maintains an Internet website that contains the reports, proxy and information statements and other materials that are filed with, or furnished to, the SEC. This website can be accessed at http://www.sec.gov. Our reports, proxy statements and other materials can be located by reference to file numbers 001-31553 and 000-33379.

General information about us, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our Internet website, which can be accessed at http://www.cmegroup.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our Internet website is not incorporated into this prospectus supplement or the accompanying prospectus or our other securities filings and is not a part of these filings.

INCORPORATION BY REFERENCE

The SEC’s rules allow “incorporation by reference” into this prospectus supplement of information contained in documents that we file with the SEC. This permits us to disclose important information to you by referring you to those filed documents. Any information incorporated by reference is an important part of this prospectus supplement, and any information that we file with the SEC and incorporate herein by reference before the termination of the offering of the notes made under this prospectus supplement will be deemed automatically to update and supersede this information. The following documents previously filed with the SEC are incorporated herein by reference:

•

our Annual Report on Form 10-K for the year ended December 31, 2007 (including portions of our definitive Proxy Statement for the 2008 Annual Meeting of Shareholders incorporated therein by reference);

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008; and

•

our Current Reports on Form 8-K, filed with the SEC on January 28, 2008, March 4, 2008, March 13, 2008, March 17, 2008, March 21, 2008, June 3, 2008, June 5, 2008, June 9, 2008, June 18, 2008, June 23, 2008, June 30, 2008, July 23, 2008, July 24, 2008 and August 1, 2008 (other than portions of those documents not deemed to be filed).

Whenever, before the termination of the offering of the notes made under this prospectus supplement, we file reports or documents under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, those reports and documents will be deemed to be incorporated by reference into this prospectus supplement from the time they are filed. We do not incorporate by reference any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K in any future filings, unless specifically stated otherwise. Any statement made in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

In addition, the following is also incorporated by reference into this prospectus supplement: (i) the audited consolidated financial statements of NYMEX Holdings, Inc. (“NYMEX Holdings”), as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007, and the independent registered public accounting firm’s reports related thereto; (ii) the unaudited consolidated financial statements of NYMEX Holdings as of and for the quarterly periods ended March 31, 2008 and 2007; (iii) the risk factors contained in Item 1A of NYMEX Holdings’ Annual Report on Form 10-K for the fiscal year ended December 31, 2007; (iv) the audited consolidated financial statements of CBOT Holdings as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, and the independent registered public accounting firm’s reports related thereto; and (v) the unaudited consolidated financial statements of CBOT Holdings as of and for the quarterly periods ended March 31, 2006 and 2007, each of which is included in our Current Report on Form 8-K filed with the SEC on August 1, 2008.

We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus supplement, excluding any exhibit to those documents unless the exhibit is specifically incorporated by reference as an exhibit to the registration statement of which this prospectus supplement forms a part. Requests should be directed to the following address:

CME Group Inc.

20 S. Wacker Dr.

Chicago, IL 60606

Tel: (800) 331-3332

Attention: Investor Relations

http://investor.cmegroup.com/investor-relations/contactus.cfm

FORWARD-LOOKING STATEMENTS

From time to time, in this prospectus supplement and the documents we incorporate by reference in this prospectus supplement, as well as in other written reports and oral statements, we discuss our expectations regarding our future performance. Statements and financial discussion and analysis contained herein and in the documents incorporated by reference herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by their use of terms and phrases such as “believe,” “anticipate,” “could,” “estimate,” “intend,” “may,” “plan,” “expect” and similar expressions, including references to assumptions. These forward-looking statements are based on currently available competitive, financial and economic data, current expectations, estimates, forecasts and projections about the industries in which we operate and management’s beliefs and assumptions. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied in forward-looking statements. We want to caution you not to place undue reliance on any forward-looking statements. Among the factors that might affect our performance are:

•

our ability to obtain the required approvals and to satisfy the closing conditions for our proposed merger with NYMEX Holdings and our ability to realize the benefits and control the costs of the proposed transaction and operating NYMEX Holdings’ businesses after the completion of the proposed transaction;

•	the risk of an unfavorable judgment or ruling in the class action litigation regarding the proposed merger with NYMEX Holdings;

•

our ability to successfully complete the integration of the businesses of CME Holdings, CBOT Holdings and NYMEX Holdings, including the fact that such integration may be more difficult, time consuming or costly than expected and revenues and synergies following the applicable transactions may be lower than expected;

•	increasing competition by foreign and domestic entities, including increased competition from new entrants into our markets and consolidation of existing entities;

•	our ability to keep pace with rapid technological developments, including our ability to complete the development and implementation of the enhanced functionality required by our customers;

•

our ability to continue introducing competitive new products and services on a timely, cost-effective basis, including through our electronic trading capabilities, and our ability to maintain the competitiveness of our existing products and services;

•	our ability to adjust our fixed costs and expenses if our revenues decline;

•	our ability to continue to generate revenues from our processing services;

•	our ability to maintain existing customers and strategic relationships and attract new ones;

•	our ability to expand and offer our products in foreign jurisdictions;

•	changes in domestic and foreign regulations;

•

changes in government policy, including policies relating to common or directed clearing or changes as a result of a potential combination of the SEC and the Commodity Futures Trading Commission (“CFTC”);

•	the costs associated with protecting our intellectual property rights and our ability to operate our business without violating the intellectual property rights of others;

•	our ability to generate revenue from our market data that may be reduced or eliminated by decreased demand or by the growth of electronic trading;

•

changes in our rate per contract due to shifts in the mix of the products traded, the trading venue and the mix of customers (whether the customer receives member or non-member fees or participates in one of our various incentive programs) and the impact of our tiered pricing structure;

•	the ability of our financial safeguards package to adequately protect us from the credit risks of clearing firms;

•	the ability of our compliance and risk management methods to effectively monitor and manage our risks;

•	changes in price levels and volatility in the derivatives markets and in underlying fixed income, equity, foreign exchange and commodities markets;

•	economic, political and market conditions;

•	natural disasters and other catastrophes;

•	our ability to accommodate increases in trading volume and order transaction traffic without failure or degradation of performance of our systems;

•	our ability to execute our growth strategy and maintain our growth effectively;

•	our ability to manage the risks and control the costs associated with our acquisition, investment and alliance strategy;

•	our ability to continue to generate funds and/or manage our indebtedness to allow us to continue to invest in our business;

•	industry and customer consolidation;

•	decreases in trading and clearing activity;

•	the potential imposition of a transaction tax on futures and options on futures transactions;

•	seasonality of the futures business;

•	other risks detailed in our filings with the SEC; and

•	changes in the regulation of our industry with respect to speculative trading in commodity interests and derivative contracts.

The factors identified above are believed to be important factors, but not necessarily all of the important factors, that could cause actual results to differ materially from those expressed in any forward-looking statement. Unpredictable or unknown factors could also have material adverse effects on us. All forward-looking statements included in this prospectus supplement and in the documents incorporated by reference herein are expressly qualified in their entirety by the foregoing cautionary statements and by the risk factors included in this prospectus supplement and in the documents we incorporate by reference. Except as required by law, rule or regulation, we undertake no obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events or otherwise.

v

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information appearing elsewhere or incorporated by reference in this prospectus supplement. Since it is a summary, this section does not contain all the information that you should consider before investing in the notes. You should carefully read the entire prospectus supplement, including the section entitled “Risk Factors,” the accompanying prospectus and the documents we have filed with the SEC that are incorporated by reference herein and therein prior to making an investment decision.

We have entered into an Agreement and Plan of Merger with NYMEX Holdings, Inc. (“NYMEX Holdings”) pursuant to which NYMEX Holdings will merge with and into a wholly-owned subsidiary of CME Group (the “merger”). We refer to the merger, including the payment of the merger consideration and the payment of $612.0 million (the “Membership Rights Payment”) to the Class A members of New York Mercantile Exchange, Inc., a Delaware non-stock corporation and a subsidiary of NYMEX Holdings (“NYMEX”), in connection with the extinguishment of certain of their trading rights, the issuance of the notes offered hereby and borrowings under the credit facilities which we will enter into in connection with the merger (the “Credit Facilities”) collectively as the “Transactions.” The consummation of the merger, the payment of the Membership Rights Payment and the borrowing of funds under our Credit Facilities are not conditions to the completion of this offering. For the purposes of this prospectus supplement, the combined company resulting from the merger is referred to as the “combined company.” Unless otherwise stated or the context otherwise requires, the terms “CME Group,” “we,” “us” and “our” refer to CME Group Inc. and its wholly-owned subsidiaries, excluding CBOT (and the other former subsidiaries of CBOT Holdings) prior to July 12, 2007 and excluding NYMEX Holdings for periods prior to the merger and including NYMEX Holdings for periods following the merger.

Our Company

CME Group, a Delaware corporation, is the combined entity formed by the July 2007 merger of CME Holdings and CBOT Holdings and is the holding company of two futures exchanges: Chicago Mercantile Exchange Inc. (“CME”) and Board of Trade of the City of Chicago, Inc. (“CBOT”). CME Group offers the widest array of benchmark products available across all major asset classes, including futures and options on futures based on interest rates, equity indexes, foreign exchange, agricultural commodities and alternative investments such as weather and real estate. The combined volume of CME and CBOT in 2007 exceeded 2.2 billion contracts. CME Group’s open interest stood at 54.0 million contracts and 54.5 million contracts as of December 31, 2007 and March 31, 2008, respectively. CME Group’s open interest record was 75.2 million contracts set on August 9, 2007. Open interest is the number of outstanding contracts at the close of the trading day and is a leading indicator of liquidity. Market liquidity, or the ability of a market to absorb the execution of large purchases or sales quickly and efficiently, is key to attracting customers and contributing to a market’s success.

CME Group serves the risk-management needs of customers around the globe, offering the widest range of benchmark products available on any exchange and covering all major asset classes. CME Group’s products provide a means for hedging, speculation and asset allocation relating to the risks associated with, among other things, interest rate sensitive instruments, equity ownership, changes in the value of foreign currency and changes in the prices of commodities. These include products based on the entire U.S. interest rate yield curve, equity indexes, foreign exchange, agricultural and industrial commodities, energy and alternative investment products.

Futures and options provide a way to protect against—and potentially profit from—price changes in financial instruments and physical commodities. Futures contracts are legally binding agreements to buy or sell something in the future, such as livestock or foreign currency. The buyer and seller of a futures contract agree on a price today for a product to be delivered and paid for in the future. Each contract specifies the quantity of the item and the time of delivery or payment. An option on a futures contract is a right, but not an obligation, to sell or buy a futures contract at a specified price on or before a certain expiration date.

CME Group’s customer base includes professional traders, financial institutions, institutional and individual investors, major corporations, manufacturers, producers and governments.

The CME Globex electronic trading platform is accessible virtually 24 hours a day throughout the trading week. CME Group’s six telecommunication hubs in key financial centers in Europe and Asia provide customers across the globe with reduced connectivity costs and fast, efficient access to CME Group’s electronic markets via the CME Globex platform. In January 2008, CME Group completed the integration of CBOT’s interest rate, equity and agricultural electronic products on the CME Globex platform. In addition, CME provides trade matching and processing services to NYMEX pursuant to a technology services agreement.

CME Group offers a number of programs and products designed specifically to appeal to a global audience. Customers from all over the world trade CME Group products, primarily electronically.

CME Group owns its own clearinghouse—CME Clearing. Ownership of CME Clearing enables CME Group to more quickly and efficiently bring new products to market through coordination of clearing functions with product development, technology, market regulation and other risk management activities. CME Group’s integrated clearing function is designed to ensure the safety and soundness of CME Group’s markets. CME Clearing protects the financial integrity of CME Group’s markets by serving as the counterparty to every trade—becoming the buyer to each seller and the seller to each buyer—and limiting credit risk. It is responsible for settling trading accounts, clearing trades, collecting and maintaining performance bond funds, regulating delivery and reporting trading data. CME Clearing limits accumulation of debt from trading losses with twice daily mark-to-market settlement. As of December 31, 2007, CME Group acted as custodian for approximately $60 billion in performance bond collateral. Performance bonds are a good-faith deposit that represents the minimum amount of protection against potential losses.

The Merger

On March 17, 2008, CME Group, CMEG NY Inc., a Delaware corporation and a subsidiary of CME Group (“Merger Sub”), NYMEX Holdings and NYMEX entered into an Agreement and Plan of Merger (the “Merger Agreement”), amended as of June 30, 2008 and July 18, 2008, pursuant to which NYMEX Holdings will merge with and into Merger Sub, with Merger Sub surviving the merger as a wholly-owned subsidiary of CME Group. Under the terms of the Merger Agreement, shareholders of NYMEX Holdings will receive total consideration equal to 0.1323 shares of CME Group Class A common stock and $36.00 in cash for each share of NYMEX Holdings’ common stock outstanding, or an aggregate of approximately 12.5 million shares of CME Group Class A common stock and cash of $3.4 billion. NYMEX Holdings shareholders will hold approximately 18.6% of the combined company on a pro forma basis. Shareholders of NYMEX Holdings can elect to receive either CME Group Class A common stock or cash for each share of NYMEX Holdings common stock. The exact amount of the cash and stock consideration to be received by each NYMEX Holdings shareholder will be determined by proration in the event that total cash elections are either greater than or less than the mandatory cash component of approximately $3.4 billion. Under certain circumstances, CME Group may choose to increase the cash amount if NYMEX Holdings shareholders elect to receive more than $3.4 billion in cash.

The merger is subject to a number of closing conditions, including, but not limited to, the approval of CME Group and NYMEX Holdings shareholders. The merger is also conditioned upon the approval by at least 75% of the Class A members of NYMEX of changes to the NYMEX certificate of incorporation and bylaws, which eliminate substantially all of the NYMEX Class A members’ existing rights and replace them with certain new post-closing trading rights and privileges. If the merger is consummated, NYMEX is required to pay the Membership Rights Payment, which consists of $750,000 per NYMEX Class A membership to each member of record on the date the merger closes who executes a waiver and release. The Membership Rights Payment will total approximately $612.0 million if all members execute a waiver and release. The merger is not subject to a financing condition.

About NYMEX Holdings

NYMEX Holdings, a Delaware corporation, is the parent company of NYMEX and Commodity Exchange, Inc. (“COMEX”). NYMEX Holdings exists principally to provide facilities to buy, sell and clear energy, precious and base metals, and soft commodities for future delivery under rules intended to protect the interests of market participants. Measured by 2007 contract volume, NYMEX Holdings is the largest physical commodity-based futures exchange and clearinghouse in the world and the second-largest futures exchange in the United States.

NYMEX, a Delaware corporation and a direct, wholly-owned subsidiary of NYMEX Holdings, is the world’s largest physical commodities exchange, offering futures and options trading in energy, metals and other contracts and clearing services for more than 400 off-exchange contracts. Through a hybrid model of open outcry floor trading and electronic trading on the CME Globex electronic platform, as well as clearing off-exchange instruments through NYMEX ClearPort Clearing, NYMEX offers crude oil, petroleum products, natural gas, coal, electricity, emissions and soft commodities contracts for trading and clearing virtually 24 hours a day. COMEX is a wholly-owned subsidiary of NYMEX. On COMEX, customers trade metals futures and options contracts, including contracts for gold, silver, copper, aluminum and platinum metals. In 2007, COMEX was the largest marketplace in the world for gold and silver futures and options contracts, and the largest exchange in North America for futures and options contracts for copper and aluminum.

Merger Rationale

While we cannot assure you that the merger will be consummated, we believe that the planned merger would provide the combined company the following strategic and financial benefits:

•	Financially Attractive. We expect the transaction to become accretive to earnings on a GAAP basis within 12 to 18 months after the closing.

•	Synergy Opportunities. Anticipated pre-tax cost savings of approximately $60 million annually, driven primarily by technology and administrative cost reductions.

•	Operational Efficiencies. Expected customer benefits derived from clearing efficiencies, harmonized trading and administrative technology systems.

•	Strategic Position. Affords CME Group the opportunity to continue to provide a regulated, transparent exchange for global energy and metals market participants.

•	Global Growth. The combination will also significantly expand CME Group’s presence where energy and metals products are central to risk management strategies, particularly in the Middle East and Asia.

•

Worldwide Partnerships. Efforts to expand NYMEX’s energy presence globally through its existing relationships with the Dubai Mercantile Exchange, the Norwegian derivatives exchange, Imarex, the recently announced Green Exchange and the initiative with LCH remain unchanged under the terms of the agreement and will complement CME Group’s existing partnership with BM&F BOVESPA SA.

Credit Facilities

On July 21, 2008, in connection with the merger, we entered into a commitment letter with Bank of America, N.A., Banc of America Securities LLC, UBS Loan Finance LLC and UBS Securities LLC pursuant to which Bank of America, N.A. and UBS Loan Finance LLC agreed, subject to the terms and conditions in the commitment letter, to provide us with up to $3.2 billion in senior unsecured loans (the “Bridge Facility”). We expect the Bridge Facility will consist of a 364-day revolving credit facility. On July 21, 2008, we also entered into a commitment letter with the same parties pursuant to which Banc of America Securities LLC and UBS Securities LLC agreed to use their best efforts to arrange a syndicate of lenders to provide for up to $1.5 billion in senior unsecured credit facilities (the “Senior Credit Facilities”). We expect the Senior Credit Facilities to consist of a three-year bullet term loan (the “Term Loan Facility”) and a three-year revolving credit facility (the “Revolving Credit Facility”). We expect that the Senior Credit Facilities will provide an option to increase the amount of the loans under the Senior Credit Facilities up to a maximum principal amount of $2.5 billion upon obtaining commitments from existing lenders or new lenders. We refer to the Bridge Facility, the Term Loan Facility and the Revolving Credit Facility as the “Credit Facilities.”

Availability under the Bridge Facility will be reduced by the amount by which the amount of the Senior Credit Facilities exceeds $800 million and by the net cash proceeds of certain capital markets transactions we engage in, including this offering, consummated after the date of the commitment letter and on or prior to the date of the closing of the merger and the Bridge Facility. If the Senior Credit Facilities are not available, either in the amount we currently expect or at all, we plan to rely on proceeds from the Bridge Facility, the proceeds from this offering, cash and marketable securities on hand and other available funding sources to pay the cash merger consideration and the Membership Rights Payment, repay outstanding indebtedness of NYMEX Holdings, pay transaction costs and provide working capital for ongoing operations. See “The Transactions,” “Use of Proceeds” and “Description of Certain Indebtedness.”

Recent Developments

Share Buyback Program. On June 23, 2008, we announced a share buyback program of up to $1.1 billion of CME Group Class A common stock, subject to market conditions. The buyback program will take place over a period of up to 18 months. CME Group’s board of directors’ authorization permits the repurchase of shares through the open market, an accelerated program, a tender offer or privately negotiated transactions.

Special Dividend. Also on June 23, 2008, we announced our intent to declare a special dividend of $5.00 per share of CME Group Class A and Class B common stock following the completion or abandonment of the merger. If the merger occurs, the dividend will aggregate approximately $335.1 million, and if the merger does not occur, the dividend will aggregate approximately $272.4 million because of the lower number of shares of CME Group Class A common stock outstanding.

Quarterly Dividend. On August 6, 2008, our board of directors declared a quarterly dividend of $1.15 per share of our Class A and Class B common stock payable on September 25, 2008 to shareholders of record on September 10, 2008.

CME was founded in 1898 as a not-for-profit corporation. In November 2000, CME demutualized and became a shareholder-owned corporation. As a consequence, we adopted a for-profit approach to our business, including strategic initiatives aimed at optimizing trading volume, efficiency and liquidity. In December 2002, CME Holdings completed its initial public offering of its Class A common stock and became the first U.S. financial exchange to be publicly traded. In July 2007, CME Holdings completed its historic merger with CBOT Holdings. Founded in 1848, CBOT is the world’s leading marketplace for trading agricultural and U.S. Treasury futures as well as options on futures. Our Class A common stock is listed on the Nasdaq Global Select Market (the “Nasdaq”) under the symbol “CME.”

Our principal executive offices are located at 20 South Wacker Drive, Chicago, Illinois 60606, and our telephone number is 312-930-1000.

Sources and Uses

The following table illustrates the estimated sources and uses of funds for the Transactions as if the closings had occurred on March 31, 2008. Actual amounts will vary from estimated amounts depending on several factors. This offering is not conditioned upon completion of the merger. The closing of the merger is not conditioned on the closing of this offering but is subject to a number of conditions precedent, which may or may not occur. If we do not consummate the merger, we will use the net proceeds from the offering of the Floating Rate Notes for general corporate purposes. In addition, if we do not consummate the merger on or prior to December 31, 2008 or the Merger Agreement is terminated at any time on or prior to such date, we will use a portion of the net proceeds from this offering to redeem all of the Fixed Rate Notes at a redemption price equal to 101% of the aggregate principal amount of the Fixed Rate Notes, plus accrued and unpaid interest to, but excluding, the redemption date. See “Risk Factors—The offering of the notes is not conditioned on the completion of the merger,” “The Transactions,” “Use of Proceeds,” “Unaudited Pro Forma Condensed Combined Financial Statements of the Combined Company” and “Description of the Notes—Special Mandatory Redemption.”

As of March 31, 2008
(in thousands)
Sources of funds:
Cash on hand	$677,263
Liquidation of marketable securities	601,919
Credit Facilities(1):
Revolving Credit Facility	880,000
Term Loan Facility	380,000
Bridge Facility	448,010
Floating Rate Notes due 2009 offered hereby	250,000
Floating Rate Notes due 2010 offered hereby	300,000
5.40% Notes due 2013 offered hereby	750,000

Total sources	$4,287,192

Uses of funds:(2)
Cash merger consideration(3)	$3,412,260
Membership Rights Payment(4)	612,000
Refinancing of existing NYMEX Holdings debt	80,281
Make-whole payment for NYMEX Holdings debt	20,874
Transaction costs(5)	161,777

Total uses	$4,287,192

(1)	On July 21, 2008, in connection with the merger, we entered into a commitment letter with Bank of America, N.A., Banc of America Securities LLC, UBS Loan Finance LLC and UBS Securities LLC pursuant to which Bank of America, N.A. and UBS Loan Finance LLC agreed, subject to the terms and conditions in the commitment letter, to provide us with the 364-day, up to $3.2 billion senior unsecured Bridge Facility. On July 21, 2008, we also entered into a commitment letter with the same parties pursuant to which Banc of America Securities LLC and UBS Securities LLC agreed to use their best efforts to arrange a syndicate of lenders to provide for up to $1.5 billion in the Senior Credit Facilities. We expect the Senior Credit Facilities to consist of the three-year Term Loan Facility and the three-year Revolving Credit Facility. We expect that the Senior Credit Facilities will provide an option to increase the amount of the loans under the Senior Credit Facilities up to a maximum principal amount of $2.5 billion upon obtaining commitments from existing lenders or new lenders.
Availability under the Bridge Facility will be reduced by the amount by which the amount of the Senior Credit Facilities exceeds $800 million and by the net cash proceeds of certain capital markets transactions we engage in, including this offering, consummated after the date of the commitment letter and on or prior to the date of the closing of the merger and the Bridge Facility. If the Senior Credit Facilities are not available in the amount indicated in the table above or at all, we plan to rely on proceeds from the Bridge Facility, the proceeds from this offering, cash and marketable securities on hand and other available funding sources to pay the cash merger consideration and the Membership Rights Payment, repay outstanding indebtedness of NYMEX Holdings, pay transaction costs and provide working capital for ongoing operations.
(2)	Does not reflect the special dividend of $5.00 per share of CME Group Class A and Class B common stock that CME Group intends to declare following resolution of the pending transaction with NYMEX Holdings. If the merger closes, the dividend will aggregate approximately $335.1 million, and if the merger does not close, the special dividend would remain $5.00 per share of CME Group Class A and Class B common stock but would aggregate $272.4 million because of the lower number of shares outstanding.
(3)	Under the terms of the Merger Agreement, shareholders of NYMEX Holdings will receive total consideration equal to 0.1323 shares of CME Group Class A common stock and $36.00 in cash for each share of NYMEX Holdings’ common stock outstanding, or an aggregate of approximately 12.5 million shares of CME Group Class A common stock and cash of $3.4 billion. Shareholders of NYMEX Holdings can elect to receive either CME Group Class A common stock or cash for each share of NYMEX Holdings common stock, subject to proration in the event that total cash elections are either greater than or less than the mandatory cash component of approximately $3.4 billion. Under certain circumstances, CME Group may choose to increase the cash amount if NYMEX Holdings shareholders elect to receive more than $3.4 billion in cash.
(4)	Assumes a Membership Rights Payment of $750,000 is paid in respect of all 816 NYMEX Class A Memberships.
(5)	Transaction costs represent our estimated fees, expenses and other costs associated with the Transactions. Such fees and expenses include placement and other financing fees as well as advisory fees, and other transaction costs and professional fees.

The Offering

The following summary contains certain material information about the notes and is not intended to be complete. Certain of the terms and conditions described below are subject to important limitations and exceptions. This summary does not contain all the information that may be important to you. For a more complete understanding of the notes, please refer to the “Description of the Notes” section in this prospectus supplement and the “Description of Debt Securities” section in the accompanying prospectus. In this section, “CME Group,” “we,” “us” and “our” are references to CME Group only and not to any of its subsidiaries.

Issuer	CME Group Inc., a Delaware corporation.

Securities Offered	$250,000,000 aggregate principal amount of the Floating Rate Notes due 2009, $300,000,000 aggregate principal amount of the Floating Rate Notes due 2010 and $750,000,000 aggregate principal amount of the Fixed Rate Notes.

Maturity Dates	August 6, 2009, in respect of the Floating Rate Notes due 2009, August 6, 2010, in respect of the Floating Rate Notes due 2010 and August 1, 2013, in respect of the Fixed Rate Notes.

Interest Rates	The interest rate per annum on the Floating Rate Notes due 2009 will be reset quarterly and will be equal to three-month LIBOR plus 0.20%. The interest rate per annum on the Floating Rate Notes due 2010 will be reset quarterly and will be equal to three-month LIBOR plus 0.65%. The interest rate per annum on the Fixed Rate Notes will be equal to 5.40%.

Interest Payment Dates	We will pay interest on the Floating Rate Notes quarterly in arrears on February 6, May 6, August 6 and November 6 of each year, commencing on November 6, 2008. We will pay interest on the Fixed Rate Notes semiannually in arrears on February 1 and August 1 of each year, commencing on February 1, 2009.

Optional Redemption	We may not redeem the Floating Rate Notes prior to maturity.

We may redeem the Fixed Rate Notes in whole or in part at any time at the redemption prices described under “Description of the Notes—Optional Redemption” in this prospectus supplement.

Special Mandatory Redemption	If we do not consummate the merger on or prior to December 31, 2008 or the Merger Agreement is terminated at any time on or prior to such date, we must redeem all of the Fixed Rate Notes at a redemption price equal to 101% of the aggregate principal amount of the Fixed Rate Notes, plus accrued and unpaid interest to, but excluding, the redemption date. See “Description of the Notes—Special Mandatory Redemption” in this prospectus supplement.

Ranking	The notes will be our unsecured senior obligations and will:

•	rank senior in right of payment to all of our existing and future subordinated indebtedness;

•

rank equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness, including borrowings under our proposed Credit Facilities. At March 31, 2008, we had approximately $165.0 million unsecured and unsubordinated indebtedness outstanding under our commercial paper program (no amounts were outstanding as of July 25, 2008 when the credit facility that supported our commercial paper program expired). On a pro forma basis giving effect to the Transactions as if each had occurred at March 31, 2008, we would have had approximately $1.6 billion of unsecured and unsubordinated indebtedness outstanding under our proposed Credit Facilities and $850.7 million undrawn and available under our proposed Credit Facilities;

•	be effectively subordinated in right of payment to all of our existing and future secured indebtedness to the extent of the collateral securing such indebtedness; and

•

be effectively subordinated in right of payment to all existing and future indebtedness and other liabilities of our subsidiaries, including CME’s clearinghouse facility, a committed 364-day revolving line of credit with a consortium of banks that supports CME’s clearinghouse operations.

As of March 31, 2008, the notes would have been effectively subordinated to approximately $527.3 million of liabilities of our subsidiaries, including trade payables but excluding $1.6 billion of clearing member cash performance bonds and security deposits (for which we have an equal and offsetting asset) and $3.4 billion of deferred tax liabilities. The entire $800.0 million remains undrawn and available under CME’s clearinghouse facility that supports its clearinghouse operations. On a pro forma basis after giving effect to the Transactions as if each had occurred at March 31, 2008, our subsidiaries would have had approximately $847.2 million of liabilities, including trade payables but excluding $1.6 billion of clearing member cash performance bonds and security deposits, $827.4 million payable under securities lending agreements and $7.3 billion of deferred tax liabilities, that would have been effectively senior in right of payment to the notes. Substantially all of our revenue is generated by, and substantially all of our assets are held by, our subsidiaries.

No Guarantees	The notes will not be guaranteed by any of our subsidiaries.

Repurchase upon Change of Control Triggering Event	Upon the occurrence of a Change of Control Triggering Event (as defined herein), we will be required to make an offer to purchase the notes of each series at a price equal to 101% of their principal amount plus accrued and unpaid interest, if any, to the date of repurchase. See “Description of the Notes—Repurchase upon Change of Control Triggering Event.”

No Listing	We do not intend to list any series of notes on any securities exchange or include the notes in any automated quotation system.

No Prior Market	The notes of each series will be new securities for which there is currently no market. Although the underwriters have informed us that they intend to make a market in the notes of each series, they are not obligated to do so, and they may discontinue market-making activities at any time without notice. Accordingly, we cannot assure you that liquid markets for the notes will develop or be maintained.

Use of Proceeds	We estimate that we will receive proceeds from this offering of approximately $1.295 billion, net of underwriting discounts and estimated expenses. We intend to use the net proceeds to fund a portion of the cash purchase price for the merger. This offering is not conditioned upon completion of the merger. The closing of the merger is not conditioned on the closing of this offering but is subject to a number of conditions precedent, which may or may not occur. If we do not consummate the merger, we will use the net proceeds from the offering of the Floating Rate Notes for general corporate purposes. In addition, if we do not consummate the merger on or prior to December 31, 2008 or the Merger Agreement is terminated at any time on or prior to such date, we will use a portion of the net proceeds from this offering to redeem all of the Fixed Rate Notes at a redemption price equal to 101% of the aggregate principal amount of the Fixed Rate Notes, plus accrued and unpaid interest to, but excluding, the redemption date. See “Description of the Notes—Special Mandatory Redemption” in this prospectus supplement.

Governing Law	New York

Trustee and Paying Agent	U.S. Bank National Association

Form and Denomination	The notes of each series will be represented by one or more global notes, deposited with the Trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., DTC’s nominee. We will issue the notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Risk Factors	Investment in the notes involves risks. You should carefully consider the information set forth in the section of this prospectus supplement entitled “Risk Factors” beginning on page S-13, as well as other information included in or incorporated by reference into this prospectus supplement and the accompanying prospectus before deciding whether to invest in the notes.

Summary Historical Financial Data

The following financial information is only a summary and you should read it in conjunction with the historical consolidated financial statements of each of CME Group, CBOT Holdings and NYMEX Holdings and the related notes contained in the annual reports and other information that CME Group has previously filed with the SEC. See “Incorporation by Reference.”

Summary Historical Consolidated Financial Data of CME Group

The following summary historical consolidated financial data as of and for the five years ended December 31, 2007 have been derived from CME Group’s audited consolidated financial statements. Historical financial data as of and for the quarters ended March 31, 2008 and 2007 have been derived from CME Group’s unaudited consolidated financial statements that include, in management’s opinion, all normal recurring adjustments considered necessary to present fairly the results of operations and financial condition of CME Group for the periods and at the dates presented. Operating results for the quarter ended March 31, 2008 do not necessarily indicate the results that can be expected for the year ending December 31, 2008.

	As of and for the Year Ended December 31,					As of and for the Quarter Ended March 31,
	2007	2006	2005	2004	2003	2008	2007
	(in millions, except per share data)
Income Statement Data(1):
Total revenues	$1,756.1	$1,089.9	$889.8	$721.6	$531.0	$625.1	$332.3
Operating income	1,050.5	621.1	477.9	355.8	201.7	398.6	200.6
Non-operating income (expense)	45.3	50.6	30.5	11.8	4.4	8.6	14.8
Income before income taxes	1,095.8	671.7	508.4	367.7	206.1	407.2	215.4
Net income	658.5	407.3	306.9	219.6	122.1	283.5	130.0
Earnings per share:
Basic	$15.05	$11.74	$8.94	$6.55	$3.74	$5.28	$3.73
Diluted	14.93	11.60	8.81	6.38	3.60	5.25	3.69
Cash dividends per share	3.44	2.52	1.84	1.04	0.63	1.15	0.86
Balance Sheet Data (end of period):
Cash and cash equivalents	$845.3	$969.5	$610.9	$357.6	$185.1	$1,066.4	$1,139.8
Marketable securities(2)	203.3	269.5	292.9	302.4	256.5	155.4	219.3
Total assets	20,306.2	4,306.5	3,969.4	2,857.5	4,872.6	19,237.9	4,886.5
Short-term debt	164.4	—	—	—	—	165.0	—
Shareholders’ equity	12,305.6	1,519.1	1,118.7	812.6	563.0	13,176.8	1,625.8

(1)	Income statement data for the year ended December 31, 2007 and for the quarter ended March 31, 2008 (but not prior comparative or other earlier periods) includes amounts related to the completion of the merger with CBOT Holdings. The CBOT Holdings merger was completed on July 12, 2007. For more information, see “Notes to the Unaudited Pro Forma Condensed Combined Financial Information for CME Group” beginning on page S-32.
(2)	Marketable securities include pledged securities of $100.1 million, $100.7 million and $70.2 million at December 31, 2007, 2006 and 2005, respectively, and $69.8 million and $65.6 million at March 31, 2008 and 2007, respectively. CME Group did not have pledged securities at December 31, 2004 and 2003.

Summary Historical Consolidated Financial Data of NYMEX Holdings

The following summary historical consolidated financial data as of and for the five years ended December 31, 2007 have been derived from NYMEX Holdings’ audited consolidated financial statements. Historical financial data as of and for the quarters ended March 31, 2008 and 2007 have been derived from NYMEX Holdings’ unaudited consolidated financial statements that include, in management’s opinion, all normal recurring adjustments considered necessary to present fairly the results of operations and financial condition of NYMEX Holdings for the periods and at the dates presented. Operating results for the quarter ended March 31, 2008 do not necessarily indicate the results that can be expected for the year ending December 31, 2008.

	As of and for the Year Ended December 31,					As of and for the Quarter Ended March 31,
	2007	2006	2005	2004	2003	2008	2007
	(in millions, except per share data)
Income Statement Data:
Operating revenues	$673.6	$497.2	$334.1	$237.4	$184.2	$208.9	$164.2
Operating income	409.5	273.1	126.9	50.7	19.2	132.9	95.7
Non-operating income and expense	(14.7)	5.9	4.1	(3.1)	(3.3)	1.5	4.0
Income before income taxes	394.8	278.9	131.0	47.6	15.9	134.4	99.7
Net income	224.0	154.8	71.1	27.4	8.9	71.2	56.2
Earnings per share:
Basic	$2.37	$2.31	$87,167	$33,538	$10,882	$0.75	$0.60
Diluted	2.36	2.31	87,167	33,538	10,882	0.75	0.59
Pro forma earnings per share(1):
Basic	2.37	1.90	0.97	0.37	0.12	0.75	0.60
Diluted	2.36	1.90	0.97	0.37	0.12	0.75	0.59
Cash dividends per share(1)	1.36	3.76	1.21	0.08	0.06	0.10	—
Balance Sheet Data (end of period):
Total assets	$2,227.2	$3,623.9	$2,808.7	$454.7	$477.7	$2,153.6	$3,453.2
Long-term debt	77.5	80.3	83.1	85.9	88.7	77.5	80.3
Total liabilities	1,301.6	2,849.0	2,698.9	327.9	372.3	1,181.5	2,601.2
Stockholders’ equity	925.6	774.9	109.8	126.8	105.4	972.1	852.0

(1)	Retroactively adjusted to reflect the 90,000-for-1 recapitalization on March 14, 2006.

Summary Unaudited Pro Forma Condensed Combined Financial Data

The following summary unaudited pro forma condensed combined financial data give effect to the merger of CME Holdings and CBOT Holdings, which was completed on July 12, 2007, and to the Transactions. For purposes of preparing the unaudited pro forma condensed combined financial data, both mergers are assumed to have occurred as of or at the beginning of the period presented for the income statement data and as of the end of the period for the balance sheet data.

For purposes of preparing this data, CME Group has assumed that it will pay cash consideration of approximately $3.4 billion to NYMEX Holdings shareholders and that NYMEX will pay the full Membership Rights Payment of $612.0 million. In the event the aggregate cash consideration is oversubscribed, CME Group has the option to increase cash consideration above the mandatory level. Assuming CME Group does not increase the mandatory cash component, the number of shares of CME Group Class A common stock expected to be issued is approximately 12.5 million.

The summary unaudited pro forma condensed combined financial data are presented for illustrative purposes only and should not be read for any other purpose. The companies may have performed differently had they always been combined. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that CME Group will experience after the applicable merger. The summary unaudited pro forma condensed combined financial data (i) have been derived from and should be read in conjunction with the “Unaudited Pro Forma Condensed Combined Financial Information for CME Group” beginning on page S-27 and “Notes to the Unaudited Pro Forma Condensed Combined Financial Information for CME Group” beginning on page S-32 and (ii) should be read in conjunction with the historical consolidated financial statements of CME Group, CBOT Holdings and NYMEX Holdings incorporated by reference in this prospectus supplement.

	Year Ended December 31, 2007	Quarter Ended March 31, 2008
	(in millions, except per share data)
Income Statement Data:
Total revenues	$2,740.7	$817.0
Operating income	1,526.8	517.6
Non-operating income (expense)	(164.7)	(34.7)
Income before income taxes	1,362.1	482.9
Net income	784.2	319.5
Earnings per share:
Basic	$11.75	$4.82
Diluted	11.68	4.80
Cash dividends per share(1)(2)	3.44	4.60

At March 31, 2008
(in millions)
Balance Sheet Data:
Cash and cash equivalents	$391.7
Marketable securities	108.3
Total assets	32,808.6
Short-term debt	165.0
Long-term debt	2,984.3
Shareholders’ equity	19,128.1

(1)	CME Group pro forma combined cash dividends per share are the same as the historical amount of cash dividends per share. Under CME Group’s current dividend policy, current year dividends are a function of the prior year’s cash earnings, calculated as net income plus depreciation and amortization expense (excluding amortization of landlord-funded amounts), plus tax-effected stock-based compensation, plus tax-effected amortization of purchased intangibles, less capital expenditures excluding landlord-funded amounts. The decision to pay a dividend, however, remains at the discretion of the board of directors.

(2)	Does not reflect the special dividend of $5.00 per share of CME Group Class A and Class B common stock that CME Group intends to declare following resolution of the pending transaction with NYMEX Holdings. If the merger closes, the dividend will aggregate approximately $335.1 million, and if the merger does not close, the special dividend would remain $5.00 per share of CME Group Class A and Class B common stock but would aggregate $272.4 million because of the lower number of shares outstanding.

RISK FACTORS

You should carefully consider all the information included in this prospectus supplement, the accompanying prospectus and the documents filed with the SEC that are incorporated by reference herein and therein and, in particular, the risks described below and the risk factors of CME Group in Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and Item 1A of Part II of our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008 and the risk factors of NYMEX Holdings included in Exhibit 99.3 of our Current Report on Form 8-K filed on August 1, 2008, each of which is incorporated by reference herein, before making an investment decision. The risks described below or incorporated by reference herein are not the only ones facing CME Group, NYMEX Holdings or the combined company, as applicable. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations and even the risks described below may adversely affect our business in ways we have not described or do not currently anticipate. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. In such case, you may lose all or part of your original investment.

Risks Related to the Transactions

The offering of the notes is not conditioned on the completion of the merger.

The offering of the notes is not conditioned on completion of the merger. However, if we do not consummate the merger on or prior to December 31, 2008 or the Merger Agreement is terminated at any time on or prior to such date, we will use a portion of the net proceeds from this offering to redeem all of the Fixed Rate Notes at a redemption price equal to 101% of the aggregate principal amount of the Fixed Rate Notes, plus accrued and unpaid interest to, but excluding, the redemption date. See “Description of the Notes—Special Mandatory Redemption” in this prospectus supplement. Accordingly, by purchasing the Floating Rate Notes, you are investing in CME Group on a stand-alone basis if we do not consummate the merger. Although certain information included in this prospectus supplement generally assumes consummation of the merger, we cannot assure you that the merger, the payment of the Membership Rights Payment or the borrowing of funds under our Credit Facilities will be consummated on the terms described herein or at all. The completion of the merger, the payment of the Membership Rights Payment and the borrowing of funds under our Credit Facilities are subject to a number of conditions precedent, which may or may not occur. If we do not complete the merger, the payment of the Membership Rights Payment or the borrowings of funds under our Credit Facilities, we will retain broad discretion to use the net proceeds from the offering of the Floating Rate Notes for general corporate purposes.

We may fail to realize all of the anticipated benefits of the merger.

The success of the merger will depend, in part, on our ability to achieve the anticipated cost synergies and other strategic benefits from combining the businesses of CME Group and NYMEX Holdings. We expect CME Group to benefit from operational synergies resulting from the consolidation of capabilities and elimination of redundancies as well as greater efficiencies from increased scale. However, to realize these anticipated benefits, we must successfully combine the businesses of CME Group and NYMEX Holdings. If we are not able to achieve these objectives, the anticipated cost synergies and other strategic benefits of the merger may not be realized fully or at all or may take longer to realize than expected. We may fail to realize some or all of the anticipated benefits of the transaction in the amounts and times projected for a number of reasons, including that the integration may take longer than anticipated, be more costly than anticipated or have unanticipated adverse results relating to CME Group’s or NYMEX Holdings’ existing businesses.

Completion of the merger is subject to the receipt of consents and approvals from, or the making of filings with, government entities that could delay completion of the merger or impose conditions that could have a material adverse effect on CME Group or that could cause abandonment of the merger.

The merger was subject to review under the HSR Act by the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission. Under this statute, CME Group and NYMEX Holdings were required to make pre-merger notification filings and to await the expiration of the statutory waiting period prior to completing the merger. On June 16, 2008, CME Group and NYMEX Holdings received a notice of early termination of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), waiting period from the U.S. Department of Justice and the U.S. Federal Trade Commission to complete our proposed transaction without any conditions. Notwithstanding this decision by the federal antitrust authorities, we cannot assure you that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that any such challenge will not be successful. Any such challenge may seek to impose a preliminary or permanent injunction, conditions on the completion of the merger or require changes to the terms of the merger. While we do not currently expect an antitrust challenge or that any such preliminary or permanent injunction, conditions or changes would be imposed, we cannot assure you that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on us or limiting the revenues of CME Group following the merger, any of which might have a material adverse effect on CME Group following the merger. Neither CME Group nor NYMEX Holdings is obligated to complete the merger if any such conditions, individually or in the aggregate, would reasonably be expected to result in (i) a material impairment of the expected benefits of the merger or (ii) a material impact on CME Group or NYMEX Holdings following the merger. Additionally, the merger is subject to necessary approvals from certain governmental entities and regulators. In particular, the merger will eliminate substantially all of the NYMEX Class A members’ existing rights and replace them with certain new post-closing trading rights and privileges. Rules to implement these changes will be filed with the CFTC under the Commodity Exchange Act on a conditional basis in advance of the effective time of the merger so that they may be placed into effect immediately upon the effective time of the merger. Although we expect that in most cases these rule changes will be self-certified in accordance with the Commodity Exchange Act, certain rules may be submitted for approval of the CFTC. While we do not currently expect a delay in connection with the CFTC’s review and/or approval of the rules to implement these changes, we cannot assure you that such delay will not occur.

Any delay in completion of the merger may significantly reduce the benefits expected to be obtained from the merger.

The merger is also subject to a number of other conditions beyond our control that may prevent, delay or otherwise negatively affect its completion. We cannot predict whether and when these other conditions will be satisfied. Any delay in completing the merger may significantly reduce the cost and revenue synergies and other benefits that we expect to achieve if we successfully complete the merger within the expected timeframe and integrate our respective businesses.

CME Group may incur significant indebtedness in order to finance the merger, which may limit CME Group’s operating flexibility.

In order to finance the cash portion of the merger consideration and the Membership Rights Payment and repay outstanding indebtedness of NYMEX Holdings and pay merger related fees and expenses, CME Group expects to incur incremental borrowings of $2.5 billion to $4.0 billion. On July 21, 2008, we entered into commitment letters for the Credit Facilities as further described under “Description of Certain Indebtedness.” As of March 31, 2008, on a pro forma basis after giving effect to the merger, assuming that CME Group pays the mandatory cash component of the merger consideration to NYMEX Holdings shareholders of $3.4 billion and the expected fees and expenses related to the merger and NYMEX pays the full amount of the Membership Rights Payment of $612.0 million, CME Group would have had $3.1 billion in indebtedness outstanding. This level of indebtedness may:

•

require CME Group to dedicate a significant portion of its cash flow from operations to payments on its debt, thereby reducing the availability of cash flow to fund capital expenditures, to pursue other acquisitions or investments in new technologies, to pay dividends and for general corporate purposes;

•	increase CME Group’s vulnerability to general adverse economic conditions, including increases in interest rates if the borrowings bear interest at variable rates; and

•	limit CME Group’s flexibility in planning for, or reacting to, changes in or challenges relating to its business and industry.

We expect the terms of the Credit Facilities to include customary negative and affirmative covenants and a financial covenant relating to the maintenance of consolidated net worth. If we do not receive certain senior unsecured debt or issuer ratings from Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Rating Services (“S&P”), we expect that the Bridge Facility may contain an additional financial covenant. In addition, to the extent that the credit ratings of CME Group are below pre-merger levels, borrowing costs may increase, and to the extent that the credit ratings are below investment grade, the terms of the financing obligations could include more restrictive affirmative, negative and financial covenants and conditions to borrowing, subsidiary guarantees and stock pledges. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments under our financing obligations, or if we fail to comply with the covenants or other terms of our financing obligations, we would be in a default under the financing obligations or could be required to obtain waivers from our lenders. The occurrence of a default that remains uncured or the inability to secure a necessary consent or waiver could have a material adverse effect on CME Group’s business, financial condition or results of operations.

In addition, if we incur indebtedness under the Bridge Facility, we may be required to refinance such indebtedness upon or prior to the maturity of the Bridge Facility. We cannot assure you that we will be able to do so on favorable terms or at all.

If we are unable to obtain sufficient funds to complete the merger, we could be subject to damages due to our breach of the Merger Agreement.

We do not have a financing condition to our obligations under the Merger Agreement, nor do we have a limit on our obligations in the event that we are unable to finance the cash merger consideration when required under the Merger Agreement. The proceeds from this offering, together with cash and marketable securities on hand, will not be sufficient to pay the total costs associated with the merger. As a consequence, if we are unable to complete the Bridge Facility, either because we or the bank parties thereto do not perform in accordance with our or their obligations or because of other conditions to such funding not within our control or otherwise obtain sufficient financing within the time period required by the Merger Agreement, we would be in breach of the Merger Agreement and could be subject to damages which could have a material adverse effect on CME Group’s business, financial condition or results of operations.

The integration of the businesses and operations of CME Group and NYMEX Holdings involves risks, and the failure to integrate successfully the businesses and operations in the expected time frame may adversely affect CME Group’s future results.

Historically, CME Group and NYMEX Holdings have operated as independent companies, and they will continue to do so until the completion of the merger. The management of CME Group may face significant challenges in consolidating the functions of CME Group and NYMEX Holdings and their subsidiaries, integrating their technologies, organizations, procedures, policies and operations, as well as addressing differences in the business cultures of the two companies and retaining key personnel. In connection with the merger, CME Group expects to integrate certain operations of CME Group and NYMEX Holdings, including, among other things, back-office operations, information technology and regulatory compliance. However, the combined company is obligated to continue to operate a NYMEX trading floor at its existing location or an alternative location in New York, New York, through December 31, 2012, and thereafter as long as both revenue and profitability thresholds are met. Given that previously CME Group has not operated a trading floor in a geographic location that is remote from its headquarters in Chicago, Illinois, continuing to operate a NYMEX trading floor in New York, New York after the merger may present unique challenges. The integration of the two companies will be complex and time consuming, and require substantial resources and effort. The integration process and other disruptions resulting from the merger may disrupt each company’s ongoing businesses or cause inconsistencies in standards, controls, procedures and policies that adversely affect our relationships with members of CME, CBOT, NYMEX and COMEX and other market participants, employees, regulators and others with whom we have business or other dealings. If CME Group fails to manage the integration of these businesses effectively, its growth strategy and future profitability could be negatively affected, and it may fail to achieve the intended benefits of the merger.

CME Group and NYMEX Holdings will incur transaction, integration and restructuring costs in connection with the merger.

CME Group and NYMEX Holdings expect to incur significant costs associated with transaction fees, professional services and other costs related to the merger. Specifically, CME Group and NYMEX Holdings expect to incur approximately $142 million for transaction costs related to the merger. CME Group also will incur integration and restructuring costs following the completion of the merger as CME Group integrates the business of NYMEX Holdings with that of CME Group. Although CME Group and NYMEX Holdings expect that the realization of efficiencies related to the integration of the businesses will offset incremental transaction, merger-related and restructuring costs over time, this net benefit may not be achieved in the near term, or at all.

The unaudited pro forma financial information included in this prospectus supplement may not be indicative of what CME Group’s actual financial position or results of operations would have been.

The unaudited pro forma financial information in this prospectus supplement is presented for illustrative purposes only and is not necessarily indicative of what CME Group’s actual financial position or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma financial information reflects adjustments, which are based upon preliminary estimates, to allocate the purchase price to NYMEX Holdings’ net assets. The purchase price allocation reflected in this prospectus supplement is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of NYMEX Holdings as of the date of the completion of the merger. In addition, subsequent to the completion of the merger, there may be further refinements of the purchase price allocation as additional information becomes available. Accordingly, the final purchase accounting adjustments may differ materially from the pro forma adjustments reflected in this prospectus supplement. See “Unaudited Pro Forma Condensed Combined Financial Information for CME Group” beginning on page S-27 for more information.

CME Group and NYMEX Holdings are parties to pending lawsuits in connection with the merger.

There are two purported class action complaints pending against NYMEX Holdings, the NYMEX Holdings board of directors, CME Group and Merger Sub in the Delaware Court of Chancery.

The shareholder complaint, amended as of June 26, 2008, is a purported consolidated class action on behalf of the shareholder plaintiffs which alleges, among other things, that the NYMEX Holdings board of directors breached their fiduciary duties in approving the Merger Agreement by exclusively negotiating a transaction with CME Group without regard to the fairness of the transaction to the NYMEX Holdings shareholders, failing to take steps to maximize shareholder value, failing to cap the minimum price of NYMEX Holdings’ stock, failing to properly value NYMEX Holdings, and failing to fully disclose material information related to the merger, including financial information and information necessary to prevent statements contained in the preliminary proxy statement regarding the merger from being misleading. The shareholder complaint further alleges that CME Group and Merger Sub aided and abetted the alleged breach of fiduciary duties.

The member complaint is a purported class action on behalf of the member plaintiffs which alleges, among other things, that the NYMEX Holdings board of directors breached their fiduciary duties in approving the Merger Agreement by failing to take steps to maximize the value of the NYMEX Class A memberships to member plaintiffs, taking steps to avoid competitive bidding, capping the price of NYMEX Class A memberships, giving CME Group an unfair advantage by, among other things, failing to solicit other potential acquirers or alternative transactions, failing to disclose in the preliminary proxy statement that NYMEX Holdings did not seek an opinion by an investment banker as to whether the proposed consideration was fair to the NYMEX Class A members, and failing to properly value NYMEX or the NYMEX Class A memberships by, among other things, refusing to pay royalties member plaintiffs allege are due under Section 311(G) of the bylaws of NYMEX and ignoring lease income derived by members. The member complaint further alleges that CME Group aided and abetted the alleged breaches of fiduciary duties.

NYMEX Holdings, the NYMEX Holdings board of directors and CME Group intend to defend vigorously against these allegations, however, there can be no assurance that these efforts will be successful.

Additional Risks Relating to Our Businesses

Regulatory developments with respect to the futures and over-the-counter markets, and in particular, with respect to speculative trading in commodity interests and derivative contracts, could have a negative impact on our businesses.

A number of bills have been introduced in Congress in response to high energy and commodity prices. These bills generally target perceived excessive speculation on regulated futures markets, unregulated futures markets and over-the-counter markets. These bills propose to control such perceived excessive speculation by a number of means, including: (1) increasing margins; (2) imposing federally mandated speculative limits; (3) eliminating certain exemptions from speculative limits; (4) imposing additional reporting requirements; and (5) otherwise restricting the access of certain classes of investors to futures markets. We cannot predict whether any of these regulatory changes will occur or how they will ultimately affect our businesses. The adoption of this proposed legislation could require us to change how we conduct our businesses and limit our growth opportunities. We generate revenues primarily from our clearing and transaction fees. Each of these revenue sources is substantially dependent on the trading volume in our markets and in the markets to which we provide processing services. If the amount of trading volume decreases as result of this pending legislation, our revenues from these sources will decrease. A reduction in our total trading volume could also render us less attractive to market participants as a source of liquidity relative to our competitors and could result in further losses of trading volume and the associated clearing and transaction fees and processing services revenue. Accordingly, to the extent that a bill attempting to control speculative trading in commodity interests and derivative contracts is enacted and applies to all markets, our trading volume, open interest and financial results could be negatively affected.

Risks Related to the Notes

The notes are senior unsecured obligations and structurally subordinated to the existing and future liabilities of our subsidiaries; we may be unable to pay interest on or repay the notes.

The notes are our senior unsecured and unsubordinated obligations and will rank equally in right of payment with all of our other existing and future senior unsecured and unsubordinated obligations. The notes are not secured by any of our assets. Any future claims of secured lenders with respect to assets securing their loans will be prior to any claim of the holders of the notes with respect to those assets.

We are a holding company and our subsidiaries are separate and distinct legal entities from us. Substantially all of our revenue is generated by, and substantially all of our assets are held by, our subsidiaries. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds to meet our payment obligations on the notes, whether in the form of dividends, distributions, loans or other payments. In addition, any payment of dividends, loans or advances by our subsidiaries could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon the subsidiaries’

earnings, cash flow and other business considerations. Our right to receive any assets of any of our subsidiaries upon their bankruptcy, liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we are a creditor of any of our subsidiaries, our right as a creditor would be subordinate to any security interest in such assets of our subsidiaries and any indebtedness of our subsidiaries senior in right of payment to that held by us. As of March 31, 2008, the notes would have been effectively subordinated to approximately $527.3 million of liabilities of our subsidiaries, including trade payables but excluding $1.6 billion of clearing member cash performance bonds and security deposits (for which we have an equal and offsetting asset) and $3.4 billion of deferred tax liabilities. The entire $800.0 million remains undrawn and available under CME’s clearinghouse facility that supports its clearinghouse operations. On a pro forma basis after giving effect to the Transactions as if each had occurred at March 31, 2008, our subsidiaries would have had approximately $847.2 million of liabilities, including trade payables but excluding $1.6 billion of clearing member cash performance bonds and security deposits, $827.4 million payable under securities lending agreements and $7.3 billion of deferred tax liabilities, that would have been effectively senior in right of payment to the notes. As a consequence, we may not have funds to pay interest on or repay the notes.

Our clearinghouse could subject us to substantial liability.

CME, our subsidiary, owns and operates its own clearinghouse, which acts as the counterparty to all trades consummated on or through our exchange or on third-party exchanges for which we provide clearing services. As a result, CME is exposed to significant credit risk of third parties, including its clearing firms. CME is also exposed, indirectly, to the credit risk of customers of its clearing firms. These parties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. CME has in place various measures intended to limit counterparty risk, enable it to cover any default and maintain liquidity. However, we cannot assure you that these measures will be sufficient to protect us from a default or that we will not be materially and adversely affected in the event of a significant default. As a result, we are at risk if a clearing firm defaults on its obligations to the clearinghouse. CME maintains the clearinghouse facility, a committed $800 million 364-day revolving line of credit with a consortium of banks to provide liquidity in the event of clearing member default. CME has the option to increase the facility from $800 million to $1 billion, subject to approval by the participating banks. The notes will be structurally subordinated to all liabilities of CME, including all borrowings under the clearinghouse facility and any other of its liabilities relating to its clearing operations.

Downgrades or other changes in our credit ratings could affect our financial results and reduce the market value of the notes.

The notes are expected to be rated “investment grade” by each of Moody’s and S&P. A rating is not a recommendation to purchase, hold or sell our debt securities, since a rating does not predict the market price of a particular security or its suitability for a particular investor. Either rating organization may lower our rating or decide not to rate our securities in its sole discretion. The rating of our debt securities is based primarily on the rating organization’s assessment of the likelihood of timely payment of interest when due on our debt securities and the ultimate payment of principal of our debt securities on the final maturity date. Any ratings downgrade could increase our cost of borrowing or require certain actions to be performed to rectify such a situation. The reduction, suspension or withdrawal of the ratings of our debt securities will not, in and of itself, constitute an event of default under the Indenture.

Our credit ratings may not reflect all risks of your investments in the notes.

Our credit ratings are an assessment by rating agencies of our ability to pay our debts when due. These credit ratings may not reflect the potential impact of risks relating to structure or marketing of the notes, additional factors discussed above and other factors that may affect the value of the notes. Agency ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization. Each agency’s rating should be evaluated independently of any other agency’s rating.

If active trading markets do not develop for the notes, you may be unable to sell your notes or to sell your notes at prices that you deem sufficient.

Each series of notes is a new issue of securities for which there currently is no established trading market. We do not intend to list any series of notes on a national securities exchange. While the underwriters of the notes have advised us that they intend to make a market in each series of notes, the underwriters will not be obligated to do so and may stop their market making at any time. No assurance can be given:

•	that a market for any series of notes will develop or continue;

•	as to the liquidity of any market that does develop; or

•	as to your ability to sell your notes or the prices at which you may be able to sell your notes.

If any of the notes are traded after their initial issuance, they may trade at a discount from their initial offering prices. Future trading prices of the notes will depend on many factors, including prevailing interest rates, the market for similar securities, general economic conditions and our financial condition, performance and prospects.

Accordingly, you may be required to bear the financial risk of an investment in the notes for an indefinite period of time.

The definition of a Change of Control requiring us to repurchase the notes is limited, so that the market price of the notes may decline if we enter into a transaction that is not a Change of Control under the Indenture governing the notes.

The term “Change of Control” (as used in the notes) is limited in terms of its scope and does not include every event that might cause the market price of the notes to decline. Furthermore, we are required to repurchase notes of a series upon a Change of Control only if, as a result of such Change of Control, such notes receive a reduction in rating below investment grade and the rating agency assigning such rating expressly links the reduction in rating to the Change of Control. As a result, our obligation to repurchase the notes upon the occurrence of a Change of Control is limited and may not preserve the value of the notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction.

We may not have sufficient funds to purchase the notes upon a Change of Control Triggering Event as required by the Indenture governing the notes.

Holders of the notes may require us to repurchase their notes upon a Change of Control Triggering Event as defined under “Description of the Notes—Repurchase Upon Change of Control Triggering Event.” We cannot assure you that we would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price of the notes and any other then existing indebtedness that may be tendered by the lenders thereof in such a circumstance. Furthermore, the terms of our then existing indebtedness or other agreements may contain financial covenants, events of default or other provisions that could be violated if a Change of Control were to occur or if we were required to repurchase the notes and other notes and repay indebtedness containing a similar repurchase or repayment requirement.

The indenture governing the notes will not limit our ability to incur future indebtedness, pay dividends, repurchase securities, engage in transactions with affiliates or engage in other activities, which could adversely affect our ability to pay our obligations under the notes.

The indenture governing the notes does not contain any financial covenants and contains only limited restrictive covenants. The indenture will not limit our or our subsidiaries’ ability to incur additional indebtedness, issue or repurchase securities, pay dividends or engage in transactions with affiliates. We, therefore, may pay dividends and incur additional debt, including secured indebtedness in certain circumstances or indebtedness by, or other obligations of, our subsidiaries to which the notes would be structurally subordinated. Our ability to incur additional indebtedness and use our funds for numerous purposes may limit the funds available to pay our obligations under the notes.

If we do not complete the merger within the time frames set out in the indenture governing the Fixed Rate Notes, we will be required to redeem all of the Fixed Rate Notes, and as a result you may not obtain your expected return on the Fixed Rate Notes.

We cannot assure you that we will be able to consummate the merger with NYMEX Holdings within the time frames specified under “Description of the Notes—Special Mandatory Redemption” in this prospectus supplement. The completion of the merger is subject to a number of conditions precedent, which may or may not occur. If we do not consummate the merger on or prior to December 31, 2008 or the Merger Agreement is terminated at any time on or prior to such date, we must redeem all of the Fixed Rate Notes at a redemption price equal to 101% of the aggregate principal amount of the Fixed Rate Notes, plus accrued and unpaid interest to, but excluding, the redemption date. See “Description of the Notes—Special Mandatory Redemption” in this prospectus supplement. We may not, however, have sufficient financial resources available to satisfy our obligations to repurchase the Fixed Rate Notes. In addition, if we redeem the Fixed Rate Notes pursuant to the mandatory redemption provision, you may not obtain your expected return on the Fixed Rate Notes.

Your decision to invest in the notes is made at the time of the offering of the notes. Changes in our business or financial condition, or the terms of the merger or the financing thereof, between the closing of this offering and the closing of the merger will have no effect on your rights as a purchaser of the notes.

THE TRANSACTIONS

The Merger

On March 17, 2008, CME Group, Merger Sub, NYMEX Holdings and NYMEX entered into the Merger Agreement pursuant to which NYMEX Holdings will merge with and into Merger Sub, with Merger Sub surviving the merger as a wholly-owned subsidiary of CME Group.

At the effective time of the merger, each issued and outstanding share of NYMEX Holdings common stock (other than shares owned by CME Group or NYMEX Holdings or any of their respective wholly-owned subsidiaries and any dissenting shares) will be converted into the right to receive, at the election of each NYMEX Holdings shareholder and subject to proration as described below, consideration in the form of CME Group Class A common stock (a “Stock Election”) or cash (a “Cash Election”). The cash consideration per share of NYMEX Holdings common stock for which a Cash Election has been made will be equal to $36.00 plus 0.1323 times the average closing sale price of CME Group Class A common stock on the Nasdaq for the period of ten consecutive trading days ending on the second full trading day prior to the effective time of the merger (the “Average CME Group Share Price”). The stock consideration per share of NYMEX Holdings common stock for which a Stock Election has been made will be a number of shares of CME Group Class A common stock equal to an exchange ratio that is equal to the cash consideration divided by the Average CME Group Share Price (the “Exchange Ratio”). The aggregate consideration in the merger is subject to a $3.4 billion mandatory cash component. In the event that the aggregate cash consideration payable to holders of shares of NYMEX Holdings common stock for which Cash Elections have been made (the “Total Elected Cash”) is less than $3.4 billion, holders of shares of NYMEX Holdings common stock for which Stock Elections have been made will receive a portion of their consideration in cash. In the event that the Total Elected Cash is greater than $3.4 billion, CME Group has the option to either (i) increase the aggregate cash consideration above the mandatory cash component subject to limitations on the merger qualifying as a tax-free reorganization and/or (ii) provide a portion of the consideration payable to holders of shares of NYMEX Holdings common stock for which Cash Elections have been made in the form of CME Group Class A common stock. The number of shares of CME Group Class A common stock to be issued by CME Group in the merger is estimated to total 12.5 million and the amount of cash to be paid by CME Group in the merger is estimated to total $3.4 billion, subject to CME Group’s option to increase the mandatory cash component as described above. In addition, at the effective time of the merger, subject to the terms and conditions of the Merger Agreement, options issued by NYMEX Holdings entitling the holder thereof to purchase shares of NYMEX Holdings common stock will be converted into options to purchase shares of CME Group Class A common stock as adjusted for the Exchange Ratio.

The merger is subject to a number of closing conditions, including, but not limited to, (i) the approval of the Merger Agreement by the shareholders of NYMEX Holdings, (ii) the approval of an amendment to CME Group’s certificate of incorporation and the issuance of CME Group Class A common stock in connection with the merger by the shareholders of CME Group, (iii) the approval by at least 75% of the Class A members of NYMEX of changes to the NYMEX certificate of incorporation and bylaws, which eliminate substantially all of the NYMEX Class A members’ existing rights and replace them with certain new post-closing trading rights and privileges, (iv) the continued effectiveness of a Form S-4 registration statement filed by CME Group, which was declared effective by the SEC on July 21, 2008, and (v) receipt of certain regulatory approvals. On June 16, 2008, CME Group and NYMEX Holdings received a notice of early-termination of the HSR Act waiting period from the U.S. Department of Justice and the U.S. Federal Trade Commission, enabling the parties to complete the proposed merger without conditions. NYMEX Holdings shareholders, NYMEX members and CME Group shareholders will vote on the merger on August 18, 2008.

The Merger Agreement contains customary representations and warranties by CME Group, Merger Sub, NYMEX Holdings and NYMEX. The Merger Agreement also contains customary covenants and agreements, including with respect to the operation of the business of NYMEX Holdings and its subsidiaries between signing and closing, restrictions on solicitation of proposals by NYMEX Holdings with respect to alternative transactions, governmental filings and approvals, public disclosures and other matters. The merger is intended to qualify as a reorganization for federal income tax purposes.

The Merger Agreement contains certain termination rights for CME Group and NYMEX Holdings, and further provides that if the Merger Agreement is terminated under certain circumstances, CME Group or NYMEX Holdings will be required to pay the other a termination fee of $308.1 million.

We do not have a financing condition to our obligations under the Merger Agreement, nor do we have a limit on our obligations in the event that we are unable to finance the cash merger consideration when required under the Merger Agreement. As a consequence, if we are unable to complete the Bridge Facility described below and obtain the required financing, either because we or the bank parties thereto do not perform in accordance with our or their obligations or because of other conditions beyond our control, we will be in breach of the Merger Agreement and could be subject to damages which could have a material adverse effect on us.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Annex A to the joint proxy statement/prospectus contained in CME Group’s Registration Statement on Form S-4 (File No. 333-151577) filed with the SEC on July 21, 2008. Such Annex is incorporated herein by reference.

The Membership Rights Payment

NYMEX Holdings, NYMEX and CME Group have agreed that if the merger is consummated, each NYMEX Class A member as of the effective time of the merger who executes and delivers a waiver and release within 60 days after consummation of the merger will receive the Membership Rights Payment of $750,000 with respect to each NYMEX Class A membership such member owns of record, or a total of approximately $612.0 million if all members execute a waiver and release of any and all claims against NYMEX Holdings, NYMEX, CME Group or any of their respective affiliates.

Credit Facilities

On July 21, 2008, in connection with the merger, CME Group entered into a commitment letter with Bank of America, N.A., Banc of America Securities LLC, UBS Loan Finance LLC and UBS Securities LLC pursuant to which Bank of America, N.A. and UBS Loan Finance LLC committed, subject to the terms and conditions in the commitment letters, to provide financing for the transactions contemplated by the Merger Agreement. This commitment letter provides for the 364-day, up to $3.2 billion senior unsecured Bridge Facility. Availability under the Bridge Facility will be reduced by the amount by which the amount of the Senior Credit Facilities described below exceeds $800 million and by the net cash proceeds of certain capital markets transactions CME Group engages in, including this offering, consummated after the date of the commitment letter and on or prior to the date of the closing of the merger and the Bridge Facility. Accordingly, the Bridge Facility commitment will be reduced by the amount of our net cash proceeds from this offering, or approximately $1.295 billion.

The availability of the Bridge Facility described above is subject to a number of conditions, including the consummation of the merger, the negotiation and execution of definitive documentation and that, since January 1, 2008, there have not been any Changes (as defined below) that have resulted in or would, individually or in the aggregate, reasonably be expected to result in a Closing Material Adverse Effect (as defined below) on CME Group and its subsidiaries, taken as a whole, or NYMEX Holdings and its subsidiaries, taken as a whole. As used in the commitment letters for the Credit Facilities, “Closing Material Adverse Effect” means any circumstance, condition, change, event or effect (a “Change”) that, individually or in the aggregate has a material adverse effect on the business, financial condition or results of operations of the applicable person and its subsidiaries, taken as a whole, or which would reasonably be expected to prevent or materially impair or delay the ability of such party to perform its obligations under the Merger Agreement or to consummate the transactions contemplated by the Merger Agreement, subject to certain exceptions.

Also on July 21, 2008, in connection with the merger, CME Group entered into a commitment letter with Bank of America, N.A., Banc of America Securities LLC, UBS Loan Finance LLC and UBS Securities LLC pursuant to which Banc of America Securities LLC and UBS Securities LLC agreed to use their best efforts to arrange a syndicate of lenders to provide for up to $1.5 billion in the Senior Credit Facilities. We expect the Senior Credit Facilities will consist of the three-year Revolving Credit Facility and the three-year bullet Term Loan Facility. We expect that the Senior Credit Facilities will provide an option to increase the amount of the loans under the Senior Credit Facilities up to a maximum principal amount of $2.5 billion upon obtaining commitments from existing lenders or new lenders.

The availability of the Senior Credit Facilities described above is subject to a number of conditions, including the consummation of the merger, the negotiation and execution of definitive documentation, there being commitments from lenders for at least $1 billion in aggregate principal amount under the Senior Credit Facilities and that, since January 1, 2008, there have not been any Changes that have resulted in or would, individually or in the aggregate, reasonably be expected to result in a Closing Material Adverse Effect on CME Group and its subsidiaries, taken as a whole, or NYMEX Holdings and its subsidiaries, taken as a whole.

We expect to draw on the Credit Facilities to finance in part the cash merger consideration, refinance certain existing indebtedness of NYMEX Holdings and pay transaction costs and, in the case of the Revolving Credit Facility following the effectiveness of the merger, to provide ongoing working capital and for other general corporate purposes of CME Group and its subsidiaries. In the event the Senior Credit Facilities are not available, we plan to rely on proceeds from the Bridge Facility, the proceeds from this offering, cash and marketable securities on hand and other available funding sources to pay the cash merger consideration and the Membership Rights Payment, repay outstanding indebtedness of NYMEX Holdings, pay transaction costs and provide working capital for ongoing operations. The “Description of Certain Indebtedness” section of this prospectus supplement contains a more detailed description of the expected terms and conditions of the Credit Facilities.

USE OF PROCEEDS

We estimate that we will receive proceeds from this offering of approximately $1.295 billion, net of underwriting discounts and estimated expenses. We intend to use the net proceeds to fund a portion of the cash purchase price for the merger. This offering is not conditioned upon completion of the merger. The closing of the merger is not conditioned on the closing of this offering but is subject to a number of conditions precedent, which may or may not occur. If we do not consummate the merger, we will use the net proceeds from the offering of the Floating Rate Notes for general corporate purposes. In addition, if we do not consummate the merger on or prior to December 31, 2008 or the Merger Agreement is terminated at any time on or prior to such date, we will use a portion of the net proceeds from this offering to redeem all of the Fixed Rate Notes at a redemption price equal to 101% of the aggregate principal amount of the Fixed Rate Notes, plus accrued and unpaid interest to, but excluding, the redemption date. See “Risk Factors—The offering of the notes is not conditioned on the completion of the merger,” “The Transactions,” “Unaudited Pro Forma Condensed Combined Financial Statements of the Combined Company” and “Description of the Notes—Special Mandatory Redemption.”

The following table illustrates the estimated sources and uses of funds for the Transactions as if they had occurred on March 31, 2008. Actual amounts will vary from estimated amounts depending on several factors. See “The Transactions.”

As of March 31, 2008
(in thousands)
Sources of funds:
Cash on hand	$677,263
Liquidation of marketable securities	601,919
Credit Facilities(1):
Revolving Credit Facility	880,000
Term Loan Facility	380,000
Bridge Facility	448,010
Floating Rate Notes due 2009 offered hereby	250,000
Floating Rate Notes due 2010 offered hereby	300,000
5.40% Notes due 2013 offered hereby	750,000

Total sources	$4,287,192

Uses of funds:(2)
Cash merger consideration(3)	$3,412,260
Membership Rights Payment(4)	612,000
Refinancing of existing NYMEX Holdings debt	80,281
Make-whole payment for NYMEX Holdings debt	20,874
Transaction costs(5)	161,777

Total uses	$4,287,192

(1)	On July 21, 2008, in connection with the merger, we entered into a commitment letter with Bank of America, N.A., Banc of America Securities LLC, UBS Loan Finance LLC and UBS Securities LLC pursuant to which Bank of America, N.A. and UBS Loan Finance LLC agreed, subject to the terms and conditions in the commitment letter, to provide us with the 364-day, up to $3.2 billion senior unsecured Bridge Facility. On July 21, 2008, we also entered into a commitment letter with the same parties pursuant to which Banc of America Securities LLC and UBS Securities LLC agreed to use their best efforts to arrange a syndicate of lenders to provide for the Senior Credit Facilities. We expect the Senior Credit Facilities to consist of the three-year Term Loan Facility and the three-year Revolving Credit Facility. We expect that the Senior Credit Facilities will provide an option to increase the amount of the loans under the Senior Credit Facilities up to a maximum principal amount of $2.5 billion upon obtaining commitments from existing lenders or new lenders.

Availability under the Bridge Facility will be reduced by the amount by which the amount of the Senior Credit Facilities exceeds $800 million and by the net cash proceeds of certain capital markets transactions we engage in, including this offering, consummated after the date of the commitment letter and on or prior to the date of the closing of the merger and the Bridge Facility. If the Senior Credit Facilities are not available in the amount indicated in the table above or at all, we plan to rely on proceeds from the Bridge Facility, the proceeds from this offering, cash and marketable securities on hand and other available funding sources to pay the cash merger consideration and the Membership Rights Payment, repay outstanding indebtedness of NYMEX Holdings, pay transaction costs and provide working capital for ongoing operations.

(2)	Does not reflect the special dividend of $5.00 per share of CME Group Class A and Class B common stock that CME Group intends to declare following resolution of the pending transaction with NYMEX Holdings. If the merger closes, the dividend will aggregate approximately $335.1 million, and if the merger does not close, the special dividend would remain $5.00 per share of CME Group Class A and Class B common stock but would aggregate $272.4 million because of the lower number of shares outstanding.

(3)	Under the terms of the Merger Agreement, shareholders of NYMEX Holdings will receive total consideration equal to 0.1323 shares of CME Group Class A common stock and $36.00 in cash for each share of NYMEX Holdings’ common stock outstanding, or an aggregate of approximately 12.5 million shares of CME Group Class A common stock and cash of $3.4 billion. Shareholders of NYMEX Holdings can elect to receive either CME Group Class A common stock or cash for each share of NYMEX Holdings common stock, subject to proration in the event that total cash elections are either greater than or less than the mandatory cash component of approximately $3.4 billion. Under certain circumstances, CME Group may choose to increase the cash amount if NYMEX Holdings shareholders elect to receive more than $3.4 billion in cash.

(4)	Assumes a Membership Rights Payment of $750,000 is paid in respect of all 816 NYMEX Class A Memberships.

(5)	Transaction costs represent our estimated fees, expenses and other costs associated with the Transactions. Such fees and expenses include placement and other financing fees as well as advisory fees, and other transaction costs and professional fees.

CAPITALIZATION

The following table sets forth our unaudited consolidated cash and cash equivalents and our capitalization as of March 31, 2008 on an actual basis, as adjusted for this offering and on a pro forma basis after giving effect to all of the Transactions and the application of the use of proceeds as described herein. This table should be read together with the consolidated financial statements and related notes and pro forma financial data and accompanying notes thereto, which are included elsewhere or incorporated by reference in this prospectus supplement.

	As of March 31, 2008
	Actual	As Adjusted	Pro Forma for the Transactions(5)
	(in thousands)
Cash and cash equivalents	$1,066,356	$2,366,356	$391,724
Marketable securities	155,373	155,373	108,276

Total cash and cash equivalents and marketable securities	$1,221,729	$2,521,729	$500,000

Existing CME Group indebtedness(1)	$164,952	$164,952	$164,952
NYMEX Holdings existing debt	—	—	77,464
Credit Facilities(2)
Revolving Credit Facility	—	—	880,000
Term Loan Facility	—	—	380,000
Bridge Facility	—	—	346,855
Floating Rate Notes due 2009 offered hereby	—	250,000	250,000
Floating Rate Notes due 2010 offered hereby	—	300,000	300,000
5.40% Notes due 2013 offered hereby(3)	—	750,000	750,000

Total debt obligations	$164,952	$1,464,952	$3,149,271
Total stockholders’ equity(4)	13,176,830	13,176,830	19,128,072

Total capitalization	$13,341,782	$14,641,782	$22,277,343

(1)	Reflects amount outstanding under our commercial paper program and our $750 million 364-day revolving loan facility. No amounts were outstanding as of July 25, 2008 when the commercial paper program and revolving loan facility expired.

(2)	On July 21, 2008, in connection with the merger, we entered into a commitment letter with Bank of America, N.A., Banc of America Securities LLC, UBS Loan Finance LLC and UBS Securities LLC pursuant to which Bank of America, N.A. and UBS Loan Finance LLC agreed, subject to the terms and conditions in the commitment letter, to provide us with the 364-day, up to $3.2 billion senior unsecured Bridge Facility. On July 21, 2008, we also entered into a commitment letter with the same parties pursuant to which Banc of America Securities LLC and UBS Securities LLC agreed to use their best efforts to arrange a syndicate of lenders to provide for the Senior Credit Facilities. We expect the Senior Credit Facilities to consist of the three-year Term Loan Facility and the three-year Revolving Credit Facility. We expect that the Senior Credit Facilities will provide an option to increase the amount of the loans under the Senior Credit Facilities up to a maximum principal amount of $2.5 billion upon obtaining commitments from existing lenders or new lenders.

Availability under the Bridge Facility will be reduced by the amount by which the amount of the Senior Credit Facilities exceeds $800 million and by the net cash proceeds of certain capital markets transactions we engage in, including this offering, consummated after the date of the commitment letter and on or prior to the date of the closing of the merger and the Bridge Facility. If the Senior Credit Facilities are not available in the amount indicated in the table above or at all, we plan to rely on proceeds from the Bridge Facility, the proceeds from this offering, cash and marketable securities on hand and other available funding sources to pay the cash merger consideration and the Membership Rights Payment, repay outstanding indebtedness of NYMEX Holdings, pay transaction costs and provide working capital for ongoing operations.

(3)	If we do not consummate the merger on or prior to December 31, 2008 or the Merger Agreement is terminated at any time on or prior to such date, we will be required to redeem all of the Fixed Rate Notes at a redemption price equal to 101% of the aggregate principal amount of the Fixed Rate Notes, plus accrued and unpaid interest to, but excluding, the redemption date. See “Description of the Notes—Special Mandatory Redemption.”

(4)	Pro forma total stockholders’ equity includes an adjustment for the new shares of CME Group Class A common stock issued in exchange for NYMEX Holdings common stock in the merger. The share price of $473.00 was used to calculate the value of CME Group Class A common stock issued in exchange for NYMEX Holdings common stock is based on the average closing price of CME Group Class A common stock for the five-day period beginning two days before and ending two days after March 17, 2008 (the merger announcement date). See Notes 2 and 3(H) to the Unaudited Pro Forma Condensed Combined Financial Statements of the Combined Company.

(5)	Does not reflect the special dividend of $5.00 per share of CME Group Class A and Class B common stock that CME Group intends to declare following resolution of the pending transaction with NYMEX Holdings.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Year Ended December 31,					Three Months Ended March 31,
	2003	2004	2005	2006	2007	2008
Ratio of Earnings to Fixed Charges(1)	73.84x	100.80x	153.09x	189.58x	105.93x	100.45x

(1)	The ratio of earnings to fixed charges is calculated by dividing earnings, as defined, by fixed charges, as defined. For this purpose, “earnings” consist of income before income taxes, plus fixed charges and “fixed charges” consist of interest incurred and the interest portion of rent expense.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

OF THE COMBINED COMPANY

The unaudited pro forma condensed combined financial information is derived from the historical financial statements of CME Holdings (the predecessor to CME Group), CBOT Holdings and NYMEX Holdings. The unaudited pro forma condensed combined financial information is prepared using the purchase method of accounting, as defined by Financial Accounting Standard Board Statement of Financial Accounting Standards, “SFAS,” No. 141, Business Combinations, with CME Group treated as the acquirer. The unaudited pro forma condensed combined balance sheet as of March 31, 2008 is presented as if the merger with NYMEX Holdings and the estimated borrowings used to finance the merger occurred on March 31, 2008. The merger with CBOT Holdings was completed on July 12, 2007, and as such the acquired CBOT Holdings assets and liabilities are reflected in the unaudited pro forma condensed combined balance sheet at March 31, 2008. The unaudited pro forma condensed combined income statement for the year ended December 31, 2007 and the quarter ended March 31, 2008 is presented as if the CBOT Holdings and NYMEX Holdings mergers and any related merger financing occurred on January 1, 2007.

CME Group and NYMEX Holdings will combine their businesses under CME Group, a Delaware corporation. Upon the completion of the merger, for each share of NYMEX Holdings common stock owned, NYMEX Holdings shareholders will receive, at their election, either (i) cash consideration equal to the sum of $36.00 plus the product of 0.1323 (defined as the “Exchange Ratio” for purposes of preparing the pro forma financials) and the Average CME Group Share Price or (ii) stock consideration consisting of a number of shares of CME Group Class A common stock equal to the cash consideration per share divided by the Average CME Group Share Price. The aggregate consideration in the merger includes a mandatory cash component equal to the product of the NYMEX Holdings common stock outstanding at the effective time of the merger and $36.00 per share. Based on the number of shares of NYMEX Holdings common stock expected to be outstanding at the effective time of the merger, the mandatory cash component is estimated to be approximately $3.4 billion. We expect to issue 12.5 million shares of Class A common stock in connection with the merger.

At the effective time of the merger, the cash paid, debt financing required and CME Group Class A common stock issued may differ from the information in the unaudited pro forma condensed combined financial information depending on the actual number of NYMEX Holdings shares outstanding as of the merger date. In addition, under the terms of the Merger Agreement, CME Group can elect to increase the cash consideration above the mandatory amount, subject to certain limitations.

The allocation of the purchase price used in the unaudited pro forma condensed combined financial information is based on preliminary estimates. The estimates and assumptions are subject to change at the effective time of the merger. The final determination of the allocation of the purchase price will be based on the actual tangible assets and liabilities, and intangible assets of NYMEX Holdings as of the effective time of the merger, as well as merger-related transaction costs.

The unaudited pro forma condensed combined financial information does not reflect the special dividend of $5.00 per share of CME Group Class A and Class B common stock that CME Group intends to declare following resolution of the pending transaction with NYMEX Holdings. If the merger closes, the dividend will aggregate approximately $335.1 million, and if the merger does not close, the special dividend would remain $5.00 per share of CME Group Class A and Class B common stock but would aggregate $272.4 million because of the lower number of shares outstanding.

Certain historical balances of NYMEX Holdings have been reclassified to conform to the pro forma combined presentation. Management expects that there could be additional reclassifications following the merger. Additionally, management will continue to assess NYMEX Holdings’ accounting policies for any additional adjustments that may be required to conform NYMEX Holdings’ accounting policies to those of CME Group.

The unaudited pro forma condensed combined financial information is presented for informational purposes only and is not intended to represent the consolidated financial position or consolidated results of operations of CME Group that would have been reported had the mergers been completed as of the dates described above, and should not be taken as indicative of any future consolidated financial position or consolidated results of operations. The unaudited pro forma condensed combined statements of income do not reflect any revenue or cost savings from synergies that may be achieved with respect to the combined companies, or the impact of non- recurring items, including restructuring liabilities, directly related to the merger other than those realized from the CBOT Holdings merger and included in historical results for CME Group.

The unaudited pro forma condensed combined financial information should be read in conjunction with the historical consolidated financial statements and accompanying notes of CME Group and NYMEX Holdings included in their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2007 and subsequent Quarterly Reports on Form 10-Q for the period presented and the historical consolidated financial statements and accompanying notes of CBOT Holdings in its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and subsequent Quarterly Report on Form 10-Q for the period presented.

CME GROUP

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

At March 31, 2008

	CME Group Historical	NYMEX Holdings Historical	Pro Forma Adjustments	Note 3		CME Group Combined Pro Forma
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$1,066,356	$2,631	$(677,263)	(A	)	$391,724
Collateral from securities lending	—	819,618				819,618
Marketable securities	155,373	554,822	(601,919)	(A	)	108,276
Accounts receivable	251,981	66,879	(6,080)	(B	)	312,780
Other current assets	98,394	29,836	19,877	(A	)	148,107
Cash performance bonds and security deposits	1,610,025	28,131				1,638,156

Total current assets	3,182,129	1,501,917	(1,265,385)			3,418,661
Property, net of accumulated depreciation	379,269	176,485	106,968	(C	)	662,722
Intangible assets—trading products	7,987,000		8,000,000	(D	)	15,987,000
Intangible assets—other, net of accumulated amortization	1,824,926	280,796	1,655,000	(D	)	3,479,926
			(280,796)	(E	)
Goodwill	5,090,250	26,329	3,227,595	(F	)	8,317,845
			(26,329)	(E	)
Other assets	774,329	168,082				942,411

Total Assets	$19,237,903	$2,153,609	$11,417,053			$32,808,565

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$51,804	$20,228	$(6,080)	(B	)	$65,952
Payable under securities lending agreements	—	827,395				827,395
Short-term debt	164,952					164,952
Other current liabilities	358,447	100,037	612,000	(E	)	458,484
			(612,000)	(A	)
Cash performance bonds and security deposits	1,610,025	28,131				1,638,156

Total current liabilities	2,185,228	975,791	(6,080)			3,154,939
Long-term debt	—	77,464	2,906,855	(A	)	2,984,319
Net deferred tax liabilities	3,805,598	—	3,537,137	(G	)	7,342,735
Other liabilities	70,247	128,253				198,500

Total Liabilities	6,061,073	1,181,508	6,437,912			13,680,493
Total Shareholders’ Equity	13,176,830	972,101	4,979,141	(H	)	19,128,072

Total Liabilities and Shareholders’ Equity	$19,237,903	$2,153,609	$11,417,053			$32,808,565

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial information.

CME GROUP

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the Year Ended December 31, 2007

	CME Group Historical(1)	CBOT Holdings Historical(1)	CME Group- CBOT Holdings Pro Forma Adjustments	Note 4		CME Group- CBOT Holdings Combined	NYMEX Holdings Historical	NYMEX Holdings Pro Forma Adjustments	Note 3		CME Group- NYMEX Holdings Combined
	(in thousands, except per share data)
Revenues
Clearing and transaction fees	$1,427,320	$339,561				$1,766,881	$565,756				$2,332,637
Quotation data fees	145,054	52,475				197,529	95,951				293,480
Processing services	106,404	(47,987)				58,417	—	$(56,398)	(I	)	2,019
Access and communication fees	35,804	5,957				41,761	—				41,761
Other	41,519	17,524	$(140)	(AA	)	58,903	11,897				70,800

Total Revenues	1,756,101	367,530	(140)			2,123,491	673,604	(56,398)			2,740,697
Expenses
Compensation and benefits	263,347	47,207				310,554	81,660				392,214
Communications	43,471	8,758				52,229	5,740				57,969
Technology support services	50,480	19,076				69,556	—				69,556
Professional fees and outside services	53,142	74,474				127,616	16,311				143,927
Amortization of purchased intangibles	33,878	—	30,451	(AA	)	64,329	—	61,247	(D	)	125,576
Depreciation and amortization	105,653	25,099	(418)	(BB	)	130,334	13,776	2,743	(C	)	146,853
Occupancy and building operations	48,202	13,610				61,812	22,501				84,313
Licensing and other fee agreements	35,651	7,000				42,651	96,842	(56,398)	(I	)	83,095
Restructuring	8,892	—				8,892	—				8,892
Other	62,892	11,330				74,222	27,248				101,470

Total Expenses	705,608	206,554	30,033			942,195	264,078	7,592			1,213,865
Operating Income	1,050,493	160,976	(30,173)			1,181,296	409,526	(63,990)			1,526,832
Non-operating Income (Expense)
Investment income	73,059	14,161	(11,358)	(CC	)	75,862	23,347	(69,121)	(J	)	30,088
Securities lending interest income	121,494	—				121,494	91,908				213,402
Securities lending interest expense	(114,453)	—				(114,453)	(88,203)				(202,656)
Interest expense	(3,629)	(255)				(3,884)	(6,425)	(127,909)	(K	)	(138,218)
Guarantee of exercise right privileges	(17,167)	—				(17,167)	—				(17,167)
Equity in losses of unconsolidated subsidiaries	(13,995)	(769)				(14,764)	(35,371)				(50,135)

Total Non-Operating	45,309	13,137	(11,358)			47,088	(14,744)	(197,030)			(164,686)

Income before Income Taxes	1,095,802	174,113	(41,531)			1,228,384	394,782	(261,020)			1,362,146
Income tax provision	(437,269)	(90,980)	16,612	(DD	)	(511,637)	(170,743)	104,408	(L	)	(577,972)

Net Income	$658,533	$83,133	$(24,919)			$716,747	$224,039	$(156,612)			$784,174

Earnings per Share:
Basic	$15.05					$13.22	$2.37				$11.75
Diluted	14.93					13.13	2.36				11.68
Weighted Average Number of Shares:
Basic	43,754		10,470	(EE	)	54,224	94,489	(81,988)	(M	)	66,725
Diluted	44,107		10,492	(EE	)	54,599	94,856	(82,307)	(M	)	67,148

(1)	CBOT Holdings historical amounts include the financial results for January 1, 2007 through July 12, 2007. CME Group historical amounts include the financial results of CBOT Holdings for July 13, 2007 through December 31, 2007.

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial information.

CME GROUP

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the Quarter Ended March 31, 2008

	CME Group Historical	NYMEX Holdings Historical	NYMEX Holdings Pro Forma Adjustments	Note 3		CME Group- NYMEX Holdings Combined
Revenues
Clearing and transaction fees	$525,067	$179,051				$704,118
Quotation data fees	56,765	26,213				82,978
Processing services	17,482	—	$(16,967)	(I	)	515
Access and communication fees	10,539	—				10,539
Other	15,257	3,611				18,868

Total Revenues	625,110	208,875	(16,967)			817,018
Expenses
Compensation and benefits	73,289	19,976				93,265
Communication	14,772	1,250				16,022
Technology support services	16,994	—				16,994
Professional fees and outside services	14,751	3,126				17,877
Amortization of purchased intangibles	16,210	—	13,312	(D	)	29,522
Depreciation and amortization	34,315	3,458	686	(C	)	38,459
Occupancy and building operations	16,733	5,760				22,493
Licensing and other fee agreements	13,490	28,083	(16,967)	(I	)	24,606
Restructuring	1,780	—				1,780
Other	24,115	14,334				38,449

Total Expenses	226,449	75,987	(2,969)			299,467
Operating Income	398,661	132,888	(13,998)			517,551
Non-Operating Income (Expense)
Investment income	9,177	3,614	(12,791)	(J	)	—
Securities lending interest income	23,644	7,768				31,412
Securities lending interest expense	(18,219)	(6,048)				(24,267)
Interest expense	(2,104)	(1,586)	(31,978)	(K	)	(35,668)
Guarantee of exercise right privileges	8,397	—				8,397
Equity in losses of unconsolidated subsidiaries	(3,929)	(2,210)				(6,139)
Other expenses	(8,390)	—				(8,390)

Total Non-Operating	8,576	1,538	(44,769)			(34,655)

Income before Income Taxes	407,237	134,426	(58,767)			482,896
Income tax provision	(123,689)	(63,241)	23,507	(L	)	(163,423)

Net Income	$283,548	$71,185	$(35,260)			$319,473

Earnings Per Share:
Basic	$5.28	$0.75				$4.82
Diluted	5.25	0.75				4.80
Weighted Average Number of Shares:
Basic	53,751	94,780	(82,241)	(M	)	66,290
Diluted	54,028	94,964	(82,400)	(M	)	66,592

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial information.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL

INFORMATION FOR CME GROUP

1. Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information is derived from the historical financial statements of CME Holdings (the predecessor to CME Group), CBOT Holdings and NYMEX Holdings. The unaudited pro forma condensed combined financial information is prepared using the purchase method of accounting, with CME Group treated as the acquirer. The unaudited pro forma condensed combined balance sheet as of March 31, 2008 is presented as if the merger with NYMEX Holdings and the estimated borrowings used to finance the merger occurred on March 31, 2008. The merger with CBOT Holdings was completed on July 12, 2007, and as such the acquired CBOT Holdings assets and liabilities are reflected in the unaudited pro forma condensed combined balance sheet at March 31, 2008. The unaudited pro forma condensed combined income statements for the year ended December 31, 2007 and the quarter ended March 31, 2008 are presented as if the CBOT Holdings and NYMEX Holdings mergers and any related merger financing occurred on January 1, 2007 with the actual results of CBOT Holdings included with CME Group beginning July 13, 2007.

In accordance with SFAS No. 141, Business Combinations, the purchase price has been allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on a preliminary estimate of NYMEX Holdings’ fair values as of the assumed effective time of the merger of March 31, 2008. The excess of the purchase price over the net assets acquired has been recorded as goodwill. Significant assumptions and estimates have been used in determining the preliminary purchase price and preliminary allocation of the purchase price in the unaudited pro forma condensed combined financial information. The final determination of such assumptions and estimates cannot be made until the merger is completed.

Certain historical balances of CME Group, CBOT Holdings and NYMEX Holdings have been reclassified in the financial statements to conform to the pro forma combined presentation. Management expects that there could be additional reclassifications in both the balance sheet and statement of income following the merger. Additionally, management will continue to assess NYMEX Holdings’ accounting policies for any additional adjustments that may be required to conform NYMEX Holdings’ accounting policies to those of CME Group.

The unaudited pro forma condensed combined financial information is presented for informational purposes only and is not intended to represent the consolidated financial position or consolidated results of operations of CME Group that would have been reported had the merger been completed as of the dates described above, and should not be taken as indicative of any future consolidated financial position or consolidated results of operations. The unaudited pro forma condensed combined statements of income do not reflect any revenue or cost savings synergies that may be achieved with respect to the combined companies, or the impact of non-recurring items, including restructuring liabilities, directly related to the merger other than those realized from the CBOT Holdings merger and included in historical results for CME Group.

The unaudited pro forma condensed combined financial information should be read in conjunction with the historical consolidated financial statements and accompanying notes of CME Group and NYMEX Holdings included in their respective Annual Reports on Form 10-K for the year ended December 31, 2007 and subsequent Quarterly Reports on Form 10-Q for the period presented and the historical consolidated financial statements and accompanying notes of CBOT Holdings in its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and subsequent Quarterly Report on Form 10-Q for the period presented.

2. Purchase Price

On March 17, 2008, CME Group and NYMEX Holdings entered into a definitive merger agreement. The merger is expected to close by the end of 2008, subject to a number of approvals, including shareholder, NYMEX Class A member, and any regulatory approvals, as well as satisfaction of customary closing conditions.

The estimated purchase price and the allocation of the estimated purchase price for NYMEX Holdings discussed below are preliminary because the merger has not been completed. The actual purchase price will be based on the value of CME Group Class A common stock issued to the NYMEX Holdings shareholders, cash paid in lieu of CME Group Class A common stock to the NYMEX Holdings shareholders, the fair value of NYMEX Holdings stock options and restricted stock units that will be exchanged for CME Group stock options and restricted stock awards, and the actual transaction-related costs of CME Group. The final allocation of the purchase price will be based on the fair value of the assets and liabilities of NYMEX Holdings at the effective time of the merger. Any increases or decreases in the fair value of assets and liabilities will result in an adjustment to goodwill.

For purposes of the unaudited pro forma condensed combined financial information, CME Group has used NYMEX Holdings’ assets and liabilities as of March 31, 2008 as the basis for developing fair value estimates. The final valuation of identifiable intangible assets may change significantly from the preliminary estimates, which could result in a material change in the amortization of intangible assets. The fair value of stock-based payments exchanged and the portion of value associated with unearned stock-based compensation could change based on stock-based payment activity through the effective time of the merger, which could materially change the valuation of stock-based payments and the unearned stock-based compensation charges recorded as of the effective time of the merger, as well as the associated future stock-based compensation expense. Additionally, changes in the balances of NYMEX Holdings’ cash, marketable securities and other tangible assets and liabilities could be substantial from March 31, 2008 to the effective time of the merger.

The unaudited pro forma condensed combined financial information does not include all of the potential effects of restructuring certain activities of pre-merger CME Group’s or NYMEX Holdings’ operations, nor does it include any additional borrowings that may be required to finance any related restructuring activities. These restructuring liabilities, once determined, may be material and may include additional costs for severance, costs of vacating facilities and costs to exit or terminate other duplicative activities. Liabilities related to restructuring NYMEX Holdings’ operations could be recorded as an adjustment to the purchase price and an increase in goodwill. Liabilities related to restructuring CME Group’s operations would be recorded as expenses in CME Group’s statements of income in the period that the costs are incurred.

CME Group has assumed that the holders of NYMEX Holdings common stock will receive approximately $3.4 billion of cash consideration. Based on this assumption, the total preliminary purchase price is estimated at $9.5 billion, including estimated NYMEX Holdings stock options and restricted stock units exchanged and merger-related transaction costs. The preliminary purchase price is comprised of the following:

(amounts in thousands, except per share data)
Acquisition of the outstanding common stock of NYMEX Holdings:
In cash (94,785 shares of NYMEX Holdings common stock x $36.00 per share)(i)	$3,412,260
In exchange for CME Group Class A common stock (94,785 shares of NYMEX Holdings common stock x 0.1323 x $473.00 per share)(ii)	5,931,420
Estimated fair value of NYMEX Holdings stock options and restricted stock units exchanged(iii)	53,442
Merger-related transaction costs(iv)	141,900

Total preliminary purchase price	$9,539,022

(i)	Pursuant to the Merger Agreement, as amended, the mandatory cash component of the consideration to be paid is equal to the product of the number of shares of NYMEX Holdings common stock outstanding at the effective time of the merger and $36.00 per share. At March 31, 2008, NYMEX Holdings had 94,785 shares of common stock issued. All common stock issued is expected to be outstanding at the anticipated effective time of the merger as transfer restrictions are expected to lapse before that time.
(ii)	The number of shares of NYMEX Holdings common stock exchanged for CME Group Class A common stock is equal to the total number of shares of NYMEX Holdings common stock outstanding multiplied by the Exchange Ratio of 0.1323. The share price of $473.00 used to calculate the value of CME Group Class A common stock issued in exchange for NYMEX Holdings common stock is based on the average closing price of CME Group Class A common stock for the five-day period beginning two days before and ending two days after March 17, 2008 (the merger announcement date).
(iii)

Under NYMEX Holdings’ current equity incentive plan, 1,427,200 stock options and 187,571 restricted stock units were outstanding at March 31, 2008. For purposes of preparing pro forma information, the fair value of estimated stock options and restricted stock awards units was determined using a share price of $308.55, the closing price of CME Group Class A common stock on July 15, 2008, the last date prior to filing this prospectus supplement for which it was practicable to obtain this information. The final fair value will be calculated using the closing share price on the trading day prior to the effective time of the merger. The fair value of stock options was calculated using a Black-Scholes valuation model with the following assumptions: expected life of 4.3 to 5.5 years; risk-free interest rate of 3.0% to 3.2%; expected volatility of 44%; and a dividend yield of 1.5%. The fair value of restricted stock awards was estimated as $308.55 per share, the closing price of CME Group Class A common stock on July 15, 2008. The portion of the estimated fair value of unvested NYMEX Holdings stock options and restricted stock units related to future service, assuming a closing date of July 15, 2008, is allocated to unearned stock-based compensation and will be expensed over the remaining expected vesting period. This stock-based compensation expense, estimated at $33.6 million, is considered a non-recurring charge directly related to the merger, and as such, is not included in the unaudited pro forma condensed combined statements of income.

CME Group intends to retain all of the rights, terms and conditions of the agreements under which stock options and restricted stock units were originally granted by NYMEX Holdings, including provisions for accelerated vesting upon termination subsequent to a change in control. Until the impact of the restructuring on combined operations has been assessed, management cannot finalize its estimate of stock-based compensation expense that will be recorded during any vesting period occurring after the merger.

(iv)	Merger-related transaction costs include CME Group’s estimate of investment banking, legal and accounting fees and other external costs directly related to the merger, including fees paid for fairness opinions. Investment banking fees payable by NYMEX Holdings to its financial advisors are variable in nature and are calculated as 0.24% of the total aggregate merger consideration for each of its financial advisors. These costs do not reflect required reductions in certain transaction costs related to the merger included in the Merger Agreement and related to the NYMEX acquisition.

The purchase price will be allocated to NYMEX Holdings’ tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the effective time of the merger. The following is a summary of the preliminary purchase price allocation as reflected in the unaudited pro forma condensed combined balance sheet at March 31, 2008:

(in thousands)
Net tangible assets:
Cash and cash equivalents	$2,631
Marketable securities	554,822
Property, net	283,453
Other assets and liabilities, net	(68,962)

771,944
Identifiable intangible assets	9,655,000
Liability assumed for the Membership Rights Payment	(612,000)
Net deferred tax liability	(3,537,137)
Unearned stock-based compensation	33,620
Goodwill	3,227,595

Total preliminary purchase price	$9,539,022

3. NYMEX Holdings Merger Pro Forma Adjustments

(A) To record the estimated effects of funding the merger.

(in thousands)
Proceeds from liquidation of marketable securities	$601,919
Proceeds from long-term debt(i)	2,906,855
Cash paid for NYMEX Holdings common stock	(3,412,260)
Cash paid to members for the Membership Rights Payment	(612,000)
Cash paid for transaction costs	(141,900)
Cash paid for debt financing fees	(19,877)

Total pro forma adjustments	$(677,263)

(i)	This does not reflect a refinancing of CME Group’s existing short-term debt or NYMEX Holdings’ existing long-term debt.

A portion of marketable securities is assumed to be liquidated in order to provide funding for the Membership Rights Payment as well as merger-related non-recurring costs. The actual amount of marketable securities liquidated will depend on cash and cash equivalents available at the effective time of the merger as well as the actual number of holders of NYMEX Class A memberships that receive the Membership Rights Payment.

(B) To eliminate the effects of open invoices for processing services provided by CME to NYMEX.

(C) To adjust the book value of NYMEX Holdings property to its preliminary estimated fair value.

	Historical Amount, net	Preliminary Fair Value	Increase	Estimated Useful Life	Annual Depreciation	Quarterly Depreciation
	(dollars in thousands)
Building	$147,514	$254,482	$106,968	39 years	$2,743	$686
Other property	28,971	28,971	—	3 - 15 years	—	—

Total pro forma adjustments	$176,485	$283,453	$106,968		$2,743	$686

Depreciation expense has been calculated using a straight-line method over the estimated useful life.

(D) To record identifiable intangible assets at their preliminary estimated fair values. Fair values for trade name and open interest intangible assets have been estimated using an income approach. Fair values for all other intangible assets were estimated using a multi-period excess earnings method. Amortization expense has been calculated using a straight-line method over the estimated useful life.

	Preliminary Fair Value	Estimated Useful Life (in years)	Annual Amortization	Quarterly Amortization
	(dollars in thousands)
Trade name	$240,000	Indefinite	—	—
Market data customer relationships(i)	160,000	30	5,333	1,333
Clearing firm relationships(i)	1,200,000	30	40,000	10,000
Trading products(ii)	8,000,000	Indefinite	—	—
Clearport technology	15,000	5	3,000	750
Open interest	8,000	0.5	8,000	—
Real estate intangibles	26,000	7	3,714	929
Other	6,000	5	1,200	300

Total pro forma adjustments	$9,655,000		$61,247	$13,312

(i)	Based on information currently available, the fair values of market data customer relationships and clearing firm relationships, both of which are non-contractual, have been amortized using the straight-line method.
(ii)	An indefinite life was assumed for the trading products. Some of these products have traded at NYMEX for decades and authorizations by the CFTC to trade these products are perpetual. Moreover, a historical analysis of the trading volume data demonstrates that these volumes have increased annually for the past few decades and management does not anticipate a decline in volume or a discontinuation of these products.

(E) To eliminate existing goodwill and intangible assets acquired by NYMEX Holdings in prior transactions and to record the liability assumed for the Membership Rights Payment.

(F) To record the preliminary fair value of goodwill. Goodwill resulting from the merger is not amortized. It will be assessed for impairment at least annually in accordance with SFAS No. 142, Goodwill and Other Intangible Assets.

(G) To record net deferred tax liabilities related to tangible assets and liabilities and identifiable intangible assets:

(dollars in thousands)
Increase in value of property	$106,968
Fair value of identifiable intangible assets	9,655,000
Liability assumed for the Membership Rights Payment	(612,000)
Write-off of NYMEX Holdings’ existing intangible assets	(280,796)
Write-off of NYMEX Holdings’ existing goodwill	(26,329)

8,842,843
Estimated statutory tax rate	40%

Net deferred tax liabilities resulting from allocation of purchase price	$3,537,137

(H) To record the following adjustments to shareholders’ equity:

(in thousands)
New shares of CME Group Class A common stock issued in exchange for NYMEX Holdings common stock	$5,931,420
Preliminary value of NYMEX Holdings stock options and restricted stock units exchanged in the merger	53,442
Unearned stock-based compensation related to unvested NYMEX Holdings stock options and restricted stock units	(33,620)
Elimination of NYMEX Holdings historical shareholders’ equity	(972,101)

Total pro forma adjustments	$4,979,141

(I) To eliminate the effect of processing services provided by CME to NYMEX.

(J) To record interest income lost as a result of the liquidation of cash and cash equivalents and marketable securities to fund the merger and the Membership Rights Payment:

	Annual Interest Lost	Quarterly Interest Lost
	(dollars in thousands)
Liquidated cash and cash equivalents	$677,263	$677,263
CME Group’s historical tax-equivalent yield	5.22%	4.05%

Interest income lost	$35,353	$6,854

Liquidated marketable securities	$601,919	$601,919
CME Group’s historical tax-equivalent yield	5.61%	5.07%

Interest income lost	$33,768	$7,623

Estimated adjustments	$69,121	$14,477

Total pro forma adjustments, limited to lesser of historical combined investment income or estimated adjustment	$69,121	$12,791

(K) To record the anticipated borrowing by CME Group to partially finance the $3.4 billion cash payment to NYMEX Holdings shareholders as part of the merger. Interest expense on the debt was calculated using an interest rate of 3.51%, which was estimated based on the 3-month LIBOR rate at July 15, 2008, adjusted for CME Group’s current credit spread. This interest rate represents an estimate at which CME Group believes it can currently raise capital in the public and private debt markets. Anticipated debt issuance costs of $19.9 million have been capitalized and are amortized over the term of debt, which is currently expected to range from one to three years, using the straight-line method for estimation purposes only. The unaudited pro forma condensed combined statements of income do not assume reductions in interest based on anticipated principal repayments.

Pro forma interest expense adjustments were calculated as follows:

	Annual Interest Expense	Quarterly Interest Expense
	(dollars in thousands)
Anticipated borrowings	$2,906,855	$2,906,855
Interest rate	3.51%	3.51%

Stated interest	102,031	25,508
Amortization of capitalized debt issuance costs	16,040	4,010
Annual debt maintenance costs	9,838	2,460

Total pro forma adjustments	$127,909	$31,978

An interest rate change of 1/8th of one percent would have a $3.6 million impact on the anticipated total annual interest expense.

(L) To record the federal and state income tax effects on the pro forma adjustments. Income tax effects have been calculated using CME Group’s estimated statutory tax rate of 40%. The pro forma combined income tax expense does not reflect the amounts that would have resulted had CME Group and NYMEX Holdings filed consolidated income tax returns during the periods presented.

(M) To adjust the weighted average number of shares outstanding used to determine basic and diluted pro forma earnings per share based upon the exchange of NYMEX Holdings common stock for CME Group Class A common stock, as follows (shares in thousands):

			Year Ended December 31, 2007	Quarter Ended March 31, 2008
Basic Computation:
NYMEX Holdings historical weighted average shares	[a	]	94,489	94,780
Exchange Ratio			0.1323	0.1323

CME Group new shares issued	[b	]	12,501	12,539

Pro forma adjustment	[b [a	] – ]	(81,988)	(82,241)

Diluted Computation:
NYMEX Holdings historical weighted average shares	[a	]	94,856	94,964
Exchange Ratio			0.1323	0.1323

CME Group new shares issued	[b	]	12,549	12,564

Pro forma adjustment	[b [a	] – ]	(82,307)	(82,400)

4. CBOT Holdings Merger Pro Forma Adjustments

(AA) To record the pro forma adjustment for the amortization of identifiable intangible assets acquired in the merger with CBOT Holdings.

(BB) To record depreciation related to the fair value adjustments of CBOT Holdings’ buildings and other property.

(CC) To record interest income lost on the liquidation of cash and cash equivalents and marketable securities used to fund CBOT Holdings’ special dividend paid in conjunction with the closing of the CBOT Holdings merger.

(DD) To record the federal and state income tax effects on the pro forma adjustments. Income tax effects have been calculated using CME Group’s estimated statutory tax rate of 40%.

(EE) To record the pro forma adjustment for the exchange of CBOT Holdings common stock for CME Group Class A common stock.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Proposed Credit Facilities

Bridge Facility. On July 21, 2008, in connection with the merger, we entered into a commitment letter with Bank of America, N.A., Banc of America Securities LLC, UBS Loan Finance LLC and UBS Securities LLC pursuant to which Bank of America, N.A. and UBS Loan Finance LLC have committed, subject to the terms and conditions in the commitment letters, to provide the Bridge Facility. We expect that the Bridge Facility will provide for senior unsecured loans of up to $3.2 billion. Availability under the Bridge Facility will be reduced by the amount by which the amount of the Senior Credit Facilities exceeds $800 million and by the net cash proceeds of certain capital markets transactions CME Group engages in, including this offering, consummated after the date of the commitment letter and on or prior to the date of the closing of the merger and the Bridge Facility. Accordingly, the Bridge Facility commitment will be reduced by the amount of our net cash proceeds from this offering, or approximately $1.295 billion. We expect that the Bridge Facility will consist of a 364-day revolving credit facility.

The availability of the Bridge Facility is subject to a number of conditions, including the consummation of the merger, the negotiation and execution of definitive documentation and that, since January 1, 2008, there have not been any Changes that have resulted in or would, individually or in the aggregate, reasonably be expected to result in a Closing Material Adverse Effect on CME Group and its subsidiaries, taken as a whole, or NYMEX Holdings and its subsidiaries, taken as a whole. To the extent these conditions are not satisfied, the Bridge Facility may be unavailable to us on the terms described above or at all.

We do not have a financing condition to our obligations under the Merger Agreement, nor do we have a limit on our obligations in the event that we are unable to finance the cash merger consideration when required under the Merger Agreement. As a consequence, if we are unable to complete the Bridge Facility and obtain the required financing, either because we or the bank parties thereto do not perform in accordance with our or their obligations or because of other conditions beyond our control, we will be in breach of the Merger Agreement and could be subject to damages which could have a material adverse effect on us.

We intend to use the proceeds of the Bridge Facility to finance, or support issuances of commercial paper to finance, in part the cash merger consideration and fees and expenses incurred in connection with the merger, and to finance dividends and stock repurchases.

We expect that borrowings under the Bridge Facility will bear interest, at our option, at either (a) the base rate (the higher of the Bank of America prime rate and the federal funds effective rate plus 0.50%) plus an applicable margin or (b) LIBOR plus an applicable margin. We will also be required to pay a commitment fee on the unused portion of the Bridge Facility.

We expect the Bridge Facility to contain customary negative covenants applicable to CME Group and its subsidiaries, including limitations on:

•	with respect to CME Group and its significant subsidiaries, liens;

•	subsidiary indebtedness (including guarantees and other contingent obligations); and

•	mergers and other fundamental changes (including sales of all or substantially all assets).

In addition, we expect the Bridge Facility to contain a financial covenant relating to the maintenance of consolidated net worth (with financial definitions to be agreed in the Bridge Facility). If CME Group does not receive certain senior unsecured debt or issuer ratings from Moody’s and S&P, we expect that the Bridge Facility may contain an additional financial covenant.

We also expect the Bridge Facility to contain customary affirmative covenants, including (i) delivery of financial statements and projections, (ii) maintenance of existence and insurance, (iii) compliance with laws and (iv) use of proceeds.

We expect to be permitted to repay borrowings under the Bridge Facility at any time in whole or in part, without premium or penalty (but subject to LIBOR breakage and redeployment costs). We expect to be required to prepay the Bridge Facility (i) with the net cash proceeds of certain capital markets transactions of CME Group (including any increase in the Senior Credit Facilities), with exceptions for certain issuances in the ordinary course to be agreed in the definitive loan documentation for the Bridge Facility, and (ii) with the net cash proceeds from sales of assets, subject to exceptions and thresholds to be agreed in the definitive loan documentation for the Bridge Facility.

Senior Credit Facilities. Also on July 21, 2008, in connection with the merger, we entered into a commitment letter with Bank of America, N.A., Banc of America Securities LLC, UBS Loan Finance LLC and UBS Securities LLC pursuant to which Banc of America Securities LLC and UBS Securities LLC agree to use their best efforts to arrange a syndicate of lenders to provide for the Senior Credit Facilities. We expect that the Senior Credit Facilities will provide for up to $1.5 billion of senior unsecured loans. We expect that the Senior Credit Facilities will include (a) the three-year Revolving Credit Facility and (b) the three-year Term Loan Facility. We expect that the Senior Credit Facilities will provide an option to increase the amount of the loans under Senior Credit Facilities up to a maximum principal amount of $2.5 billion upon obtaining commitments from existing lenders or new lenders.

The availability of the Senior Credit Facilities is subject to a number of conditions, including the consummation of the merger, the negotiation and execution of definitive documentation, there being commitments from lenders for at least $1 billion in aggregate principal amount under the Senior Credit Facilities and that, since January 1, 2008, there have not been any Changes that have resulted in or would, individually or in the aggregate, reasonably be expected to result in a Closing Material Adverse Effect on CME Group and its subsidiaries, taken as a whole, or NYMEX Holdings and its subsidiaries, taken as a whole. To the extent these conditions are not satisfied, the Senior Credit Facilities may be unavailable to us on the terms described above or at all.

We intend to use the proceeds of the Senior Credit Facilities to (a) reduce the amount we would otherwise be required to borrow under the Bridge Facility to (i) finance in part the cash merger consideration, (ii) refinance certain existing indebtedness of NYMEX Holdings, (iii) pay fees and expenses incurred in connection with the merger and (b) following the effectiveness of the merger, provide ongoing working capital and for other general corporate purposes of CME Group and its subsidiaries, including without limitation supporting issuances of commercial paper and financing dividends and stock repurchases.

We expect that borrowings under the Senior Credit Facilities will bear interest, at our option, at either (i) the base rate (the higher of the Bank of America prime rate and the federal funds effective rate plus 0.50%) plus an applicable margin or (ii) LIBOR plus an applicable margin. We will also be required to pay a commitment fee on the unused portion of the Revolving Credit Facility.

We expect the Senior Credit Facilities to contain customary negative covenants applicable to CME Group and its subsidiaries, including limitations on:

•	with respect to CME Group and its significant subsidiaries, liens;

•	subsidiary indebtedness (including guarantees and other contingent obligations); and

•	mergers and other fundamental changes (including sales of all or substantially all assets).

In addition, we expect the Senior Credit Facilities to contain a financial covenant relating to the maintenance of consolidated net worth (with financial definitions to be agreed in the Senior Credit Facilities).

We also expect the Senior Credit Facilities to contain customary affirmative covenants, including (i) delivery of financial statements and projections, (ii) maintenance of existence and insurance, (iii) compliance with laws and (iv) use of proceeds.

We expect to be permitted to repay borrowings under the Senior Credit Facilities at any time in whole or in part, without premium or penalty (but subject to LIBOR breakage and redeployment costs).

CME’s Clearinghouse Facility

CME maintains the clearinghouse facility, an $800 million secured committed 364-day revolving line of credit with a consortium of banks that supports CME’s clearinghouse operations. The facility provides liquidity and capacity to pay settlement variation to all clearing firms, even if a clearing firm may have failed to meet its financial obligations to CME, or in the event of a temporary disruption with the domestic payments system that would delay payment of settlement variation between the CME and the clearing firms.

The secured credit agreement, which expires on October 10, 2008, is collateralized by clearing firm security deposits held by the clearinghouse in the form of U.S. Treasury or agency securities, security deposit funds in CME’s Interest Earning Facility program and performance bond deposits of the clearing firm that defaulted on its obligations, if any. The line of credit can only be drawn on to the extent that it is collateralized and may be utilized in certain situations, such as a temporary disruption of the domestic payments system that would delay settlement between the exchange and its clearing firms, or in the event of a clearing firm default. As of March 31, 2008, the entire amount remains undrawn and available under CME’s clearinghouse facility.

Under the terms of the credit agreement, there are a number of covenants with which CME must comply. Among these covenants, CME is required to maintain at all times a consolidated tangible net worth of not less than $96.0 million. Interest on amounts borrowed before maturity is calculated at the U.S. federal funds rate plus 0.45% per annum and after maturity at the U.S. federal funds rate plus 2.40% per annum. Under the terms of the credit agreement, CME has the option to request an increase in the facility from $800.0 million to $1.0 billion at the time of a borrowing, subject to the approval of the participating banks. The notes would be structurally subordinated to any borrowings under the clearinghouse facility.

DESCRIPTION OF THE NOTES

For the purposes of this section, references to “CME Group,” “we,” “us” and “our” are references to CME Group only and not to any of its subsidiaries. We will issue the notes under a senior debt Indenture (the “Senior Indenture”) between us and U.S. Bank National Association, as Trustee (the “Trustee”), as supplemented by one or more supplemental indentures creating, and defining the terms of, the notes and the forms of notes attached thereto (the “Supplemental Indentures”). We refer to the Senior Indenture and the Supplemental Indentures collectively in this summary as the “Indenture.”

The following is a summary of particular terms of the Indenture and the notes offered hereby and supplements the description of the general terms and provisions of debt securities under the heading “Description of Debt Securities” in the accompanying prospectus. However, the following subsections under the heading “Description of Debt Securities” in the accompanying prospectus do not apply to the notes: “—Subordination,” “—Consolidation, Merger, Sale of Assets and Other Transactions,” “—Events of Default, Notice and Waiver,” and “—Global Debt Securities.”

The following summary does not purport to be complete and is qualified in its entirety by reference to the actual provisions of the notes and the Indenture. We urge you to read the Indenture because it defines your rights. Certain terms used in this summary are defined in the accompanying prospectus, the notes or the Indenture; these terms have the meanings given to them in those documents. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended, or the “TIA.” You may obtain copies of the Senior Indenture and the Supplemental Indentures from us upon request. See “Where You Can Find More Information” in this prospectus supplement.

General

We will issue the notes in fully registered form in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Trustee will initially act as Paying Agent and Security Registrar for the notes. The notes may be presented for registration of transfer and exchange at the offices of the Security Registrar. We may change any Paying Agent and Security Registrar without notice to holders of the notes (the “Holders”). We will pay principal (and premium, if any) on the notes at the Paying Agent’s corporate office in New York City. At our option, interest may be paid at the Trustee’s corporate trust office or by check mailed to the registered address of Holders.

We will issue $250,000,000 initial aggregate principal amount of the Floating Rate Notes due 2009 (the “Floating Rate Notes due 2009”), $300,000,000 initial aggregate principal amount of the Floating Rate Notes due 2010 (the “Floating Rate Notes due 2010” and, together with the Floating Rate Notes due 2009, the “Floating Rate Notes”) and $750,000,000 initial aggregate principal amount of the 5.40% Notes due 2013 (the “Fixed Rate Notes” and, together with the Floating Rate Notes, the “notes”) in this offering. The Floating Rate Notes due 2009 will mature on August 6, 2009, the Floating Rate Notes due 2010 will mature on August 6, 2010 and the Fixed Rate Notes will mature on August 1, 2013.

We will not have the right to redeem the Floating Rate Notes prior to maturity. If we do not consummate the merger on or prior to December 31, 2008 or the Merger Agreement is terminated at any time on or prior to such date, we will redeem all of the Fixed Rate Notes at a redemption price equal to 101% of the aggregate principal amount of the Fixed Rate Notes, plus accrued and unpaid interest to, but excluding, the redemption date, as described below under “— Special Mandatory Redemption.” In addition, we may redeem the Fixed Rate Notes in whole or in part at any time at the redemption prices described below under “—Optional Redemption.” Unless previously repurchased and cancelled or redeemed, we will repay the notes in cash at 100% of their principal amount together with accrued and unpaid interest thereon at maturity.

If any interest payment date, redemption date, repurchase date or the scheduled maturity date with respect to the notes of any series falls on a day which is not a business day, payment of interest, principal and premium, if any, with respect to the notes of such series will be made on the next business day (except that, with respect to the Floating Rate Notes only, if such business day is in the next succeeding calendar month, such payment will be made on the immediately preceding business day) with the same force and effect as if made on the due date and no interest on such payment will accrue from and after the due date. For this purpose, “business day” means any weekday which is not a day on which banking institutions in New York City are authorized or obligated by law or regulation to close.

Each of the Floating Rate Notes due 2009, the Floating Rate Notes due 2010 and the Fixed Rate Notes will constitute a separate series under the Indenture. We may from time to time without notice to, or the consent of, any Holder, create and issue additional series of notes under the Indenture. To the extent we do so, the separate series of notes will not vote together as a single series on any matters. We may also from time to time without notice to, or the consent of, any Holder, create and issue additional notes under the Indenture equal in rank and having the same terms as a series of notes offered hereby (or in all respects except for the payment of interest accruing prior to the issue date of such additional notes and, in some circumstances, except for the first payment of interest following the issue date of such additional notes) so that the additional notes may be consolidated and form a single series with the notes of such series offered hereby. We may issue additional notes of such series to one or more investors at any time; provided that if we issue such additional notes later than 12 calendar days after the date of first issuance of notes of such series, such additional notes are priced with no more than “de minimis” original issue discount for U.S. federal income tax purposes.

The notes will not be guaranteed by any of our subsidiaries. The notes will not be entitled to the benefit of any mandatory sinking fund.

We will pay interest, principal and premium, if any, on the notes in U.S. dollars.

Interest

Floating Rate Notes

The Floating Rate Notes will bear interest at a floating rate. The interest rate on the Floating Rate Notes due 2009 for each interest period will be a per annum rate equal to three-month LIBOR plus 0.20%, determined by the Calculation Agent as described herein. The interest rate on the Floating Rate Notes due 2010 for each interest period will be a per annum rate equal to three-month LIBOR plus 0.65%, determined by the Calculation Agent as described herein. Interest on the Floating Rate Notes will be payable quarterly in arrears on February 6, May 6, August 6 and November 6 of each year, commencing on November 6, 2008, to the persons who are registered Holders of the Floating Rate Notes at the close of business on the fifteenth day, whether or not a business day, immediately preceding the applicable interest payment date. Interest on the Floating Rate Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the issue date.

The Calculation Agent for the Floating Rate Notes is U.S. Bank National Association.

The Floating Rate Notes will bear interest for each interest period at a rate determined by the Calculation Agent, subject to the maximum interest rate permitted by New York or other applicable state law, as such law may be modified by United States law of general application. The interest rate on the Floating Rate Notes due 2009 for each interest period will be a per annum rate equal to three-month LIBOR, as determined on the interest determination date, plus 0.20%. The interest rate on the Floating Rate Notes due 2010 for each interest period will be a per annum rate equal to three-month LIBOR, as determined on the interest determination date, plus 0.65%. An interest period is the period commencing on an interest payment date and ending on the day preceding the next following interest payment date. The first interest period is the period commencing on the issue date and ending on the day preceding the first interest payment date.

The interest determination date for an interest period will be the second London banking day immediately preceding the first day of the interest period. Promptly upon each determination, the Calculation Agent will inform us and, if the Trustee is not then serving as the Calculation Agent, the Trustee, of the interest rate for the next interest period. A “London banking day” is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

For any interest determination date, the phrase “three-month LIBOR” means a rate equal to the offered rate for deposits in U.S. dollars having an index maturity of three months, in amounts of at least $1.0 million that is representative of single transactions in U.S. Dollars in the market at that time, as such rate appears on Reuters Page LIBOR01 at approximately 11:00 a.m., London time, on such interest determination date. If Reuters Page LIBOR01 is replaced by another service or ceases to exist, the Calculation Agent will use the replacing service or such other service that may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits.

If no offered rate appears on Reuters Page LIBOR01 or a substitute service on an interest determination date at approximately 11:00 a.m., London time, then the Calculation Agent (after consultation with us) will select four major banks in the London interbank market and shall request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least $1.0 million are offered by them to prime banks in the London interbank market, on that date and at that time, that is representative of single transactions in U.S. Dollars in the market at that time. If at least two quotations are provided, three-month LIBOR will be the arithmetic average of the quotations provided. Otherwise, the Calculation Agent will select three major banks (which may include underwriters of the notes and their affiliates) in New York City and shall request each of them to provide a quotation of the rate offered by them at approximately 11:00 a.m., New York City time, on the interest determination date for loans in U.S. dollars to leading European banks having an index maturity of three months for the applicable interest period in an amount of at least $1.0 million that is representative of single transactions in U.S. Dollars in the market at that time. If three quotations are provided, three-month LIBOR will be the arithmetic average of the quotations provided. Otherwise, the rate of three-month LIBOR for the next interest period will be set equal to the rate of three-month LIBOR for the then current interest period.

Upon request from any Holder of the Floating Rate Notes, the Calculation Agent will provide the interest rate in effect for the current interest period and, if it has been determined, the interest rate to be in effect for the next interest period. Interest on the Floating Rate Notes will be calculated on the basis of the actual number of days in an interest period and a 360-day year. Dollar amounts due to each registered Holder of the Floating Rate Notes resulting from such calculation will be rounded to the nearest cent, with one-half cent being rounded upward.

Absent manifest error, all determinations made by the Calculation Agent for purposes of calculating the interest rate on the Floating Rate Notes shall be conclusive and binding on the Holders of the Floating Rate Notes, the Trustee and us.

Fixed Rate Notes

Interest on the Fixed Rate Notes will accrue at the rate of 5.40% per annum. Interest on the Fixed Rate Notes will be payable semiannually in arrears on February 1 and August 1 of each year, commencing on February 1, 2009, to the persons who are registered Holders of the Fixed Rate Notes at the close of business on the fifteenth day, whether or not a business day, immediately preceding the applicable interest payment date. Interest on the Fixed Rate Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the issue date. Interest on the Fixed Rate Notes will be calculated on the basis of a 360-day year composed of twelve 30-day months. Dollar amounts due to each registered Holder of the Fixed Rate Notes resulting from such calculation will be rounded to the nearest cent, with one-half cent being rounded upward.

General

We will pay interest (including post-petition interest in any proceeding under any bankruptcy law) on overdue payments of the principal, purchase price and redemption price of the notes of each series from time to time on demand at the rate then borne by such notes; and will pay interest (including post-petition interest in any proceeding under any bankruptcy law) on overdue installments of interest, if any (without regard to any applicable grace periods), on such notes from time to time on demand at the same rate to the extent lawful.

Ranking

The notes will be our unsecured senior obligations and will:

•	rank senior in right of payment to all of our existing and future subordinated indebtedness;

•

rank equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness, including borrowings under our Proposed Credit Facilities (as defined below). At March 31, 2008, we had approximately $165.0 million unsecured and unsubordinated indebtedness outstanding under our commercial paper program (no amounts were outstanding as of July 25, 2008, when the credit facility that supported our commercial paper program expired). On a pro forma basis giving effect to the Transactions as if each had occurred at March 31, 2008, we would have had approximately $1.6 billion of unsecured and unsubordinated indebtedness outstanding under our Proposed Credit Facilities and $850.7 million undrawn and available under our Proposed Credit Facilities;

•	be effectively subordinated in right of payment to all of our existing and future secured indebtedness to the extent of the collateral securing such indebtedness; and

•

be effectively subordinated in right of payment to all existing and future indebtedness, including guarantees, and other liabilities of our subsidiaries, including the Clearinghouse Facility (as defined below).

As of March 31, 2008, the notes would have been effectively subordinated to approximately $527.3 million of liabilities of our subsidiaries, including trade payables but excluding $1.6 billion of clearing member cash performance bonds and security deposits (for which we have an equal and offsetting asset) and $3.4 billion of deferred tax liabilities. The entire $800.0 million remains undrawn and available under the Clearinghouse Facility. On a pro forma basis after giving effect to the Transactions as if each had occurred at March 31, 2008, our subsidiaries would have had approximately $847.2 million of liabilities, including trade payables but excluding $1.6 billion of clearing member cash performance bonds and security deposits, $827.4 million payable under securities lending agreements and $7.3 billion of deferred tax liabilities, that would have been effectively senior in right of payment to the notes. Substantially all of our revenue is generated by, and substantially all of our assets are held by, our subsidiaries.

The Indenture and the notes do not limit the amount of indebtedness that may be incurred or the amount of securities that may be issued by us and our subsidiaries.

“Clearinghouse Facility” means that certain Credit Agreement dated as of October 12, 2007 among Chicago Mercantile Exchange Inc., each of the banks from time to time party thereto, the Bank of Montreal as administrative agent, JP Morgan Chase Bank, N.A., as collateral agent and BMO Capital Markets as lead arranger, as amended, restated, supplemented, increased, extended, renewed, replaced, refinanced (with the same or other lenders) or otherwise modified from time to time.

“Proposed Credit Facilities” means (1) the proposed 364-day, up to $3.2 billion bridge loan facility represented by a commitment letter, dated July 21, 2008, between us and Bank of America, N.A., Banc of America Securities LLC, UBS Loan Finance LLC and UBS Securities LLC and (2) the proposed up to $1.5 billion in senior credit facilities represented by a commitment letter, dated July 21, 2008, between us and Bank of America, N.A., Banc of America Securities LLC, UBS Loan Finance LLC and UBS Securities LLC, as amended, restated, supplemented, increased, extended, renewed, replaced, refinanced (with the same or other lenders) or otherwise modified from time to time.

Optional Redemption

The Fixed Rate Notes are redeemable at our option at any time in whole or from time to time in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the Fixed Rate Notes to be redeemed and (2) the sum of the present values of the Remaining Scheduled Payments on such Fixed Rate Notes discounted to the date of redemption (excluding interest accrued to the date of redemption), on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the applicable Treasury Rate plus 35 basis points. Accrued interest will be paid to but excluding the redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the third business day immediately preceding that redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by a Reference Treasury Dealer as having an actual or interpolated maturity comparable to the remaining term of the Fixed Rate Notes called for redemption, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of Fixed Rate Notes called for redemption.

“Comparable Treasury Price” means, with respect to any redemption date, the average, as determined by us, of the Reference Treasury Dealer Quotations for that redemption date after excluding the highest and lowest Reference Treasury Dealer Quotation.

“Reference Treasury Dealer” means each of Banc of America Securities LLC, UBS Securities LLC and two other primary U.S. Government securities dealer selected by us, and each of their respective successors. If any one shall cease to be a primary U.S. Government securities dealer, we will substitute another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding that redemption date.

“Remaining Scheduled Payments” means the remaining scheduled payments of principal of and interest on the Fixed Rate Notes called for redemption that would be due after the related redemption date but for that redemption. If that redemption date is not an interest payment date with respect to the Fixed Rate Notes called for redemption, the amount of the next succeeding scheduled interest payment on such Fixed Rate Notes will be reduced by the amount of interest accrued to such redemption date.

We, or the Trustee on our behalf, will prepare and mail a notice of redemption to each Holder of Fixed Rate Notes to be redeemed by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. On and after a redemption date, interest will cease to accrue on the Fixed Rate Notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before a redemption date, we will deposit with a Paying Agent (or the Trustee) money sufficient to pay the redemption price of and accrued interest on the Fixed Rate Notes to be redeemed on that date. If less than all of the Fixed Rate Notes are to be redeemed, the Fixed Rate Notes to be redeemed shall be selected by the Trustee pro rata or by lot or by a method the Trustee deems to be fair and appropriate.

Special Mandatory Redemption

If, for any reason, (i) our proposed merger with NYMEX Holdings is not completed on or prior to December 31, 2008 or (ii) the Merger Agreement is terminated on or prior to December 31, 2008, we will redeem all of the Fixed Rate Notes on the Special Mandatory Redemption Date at the Special Mandatory Redemption Price. Notice of a special mandatory redemption will be mailed promptly after the occurrence of the event triggering such redemption to each Holder at its registered address. If funds sufficient to pay the Special

Mandatory Redemption Price of the Fixed Rate Notes to be redeemed on the Special Mandatory Redemption Date are deposited with the Paying Agent on or before 10:00 a.m, New York City time, on such Special Mandatory Redemption Date, the Fixed Rate Notes will cease to accrue interest on and after such Special Mandatory Redemption Date, and all rights under the Fixed Rate Notes, other than the right to receive the Special Mandatory Redemption Price, shall terminate.

For purposes of the foregoing discussion of a special mandatory redemption, the following definitions are applicable:

“Special Mandatory Redemption Date” means the earlier to occur of (1) January 31, 2009 if our proposed merger with NYMEX Holdings has not been completed on or prior to December 31, 2008 or (2) the 30th day (or if such day is not a business day, the first business day thereafter) following the termination of the Merger Agreement.

“Special Mandatory Redemption Price” means 101% of the aggregate principal amount of the Fixed Rate Notes, plus accrued and unpaid interest from the date of initial issuance to, but excluding, the Special Mandatory Redemption Date.

Repurchase upon Change of Control Triggering Event

If a Change of Control Triggering Event (as defined below) occurs with respect to the notes of any series, unless (with respect to the Fixed Rate Notes only) we have exercised our right to redeem the notes of such series as described under “—Optional Redemption,” we will be required to make an offer to repurchase all or, at the Holder’s option, any part (equal to $2,000 or any integral multiple of $1,000 in excess thereof) of each Holder’s notes of such series pursuant to the offer described below (the “Change of Control Offer”).

In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased to, but not including, the date of purchase (the “Change of Control Payment”).

Within 30 days following any Change of Control Triggering Event with respect to the notes of any series or, at our option, prior to any Change of Control (as defined below) but after the public announcement of the transaction or transactions that constitutes or may constitute a Change of Control, we will be required to mail a notice to Holders of the notes of such series, with a copy to the Trustee for the notes of such series, describing the transaction or transactions that constitute or may constitute the Change of Control Triggering Event and offering to repurchase such notes on the date specified in the notice, which date will be no earlier than 30 and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required by such notes and described in such notice. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on the Change of Control Triggering Event occurring on or prior to the Change of Control Payment Date. We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of such notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the notes, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Offer provisions of the notes by virtue of such conflict.

On the Change of Control Payment Date, we will be required, to the extent lawful, to:

•	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

•

deliver or cause to be delivered to the Trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by us.

The Paying Agent will be required to promptly mail, to each Holder who properly tendered notes, the purchase price for such notes, and the Trustee will be required to promptly authenticate and mail (or cause to be transferred by book entry) to each such Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

We will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all notes properly tendered and not withdrawn under its offer. In the event that such third party terminates or defaults on its offer, we will be required to make a Change of Control Offer treating the date of such termination or default as though it were the date of the Change of Control Triggering Event. In addition, we will not purchase any notes if there has occurred and is continuing on the Change of Control Payment Date an Event of Default under the Indenture, other than a default in the payment of the Change of Control Payment.

For purposes of the Change of Control Offer provisions of the notes, the following terms will be applicable:

(i)	“Below Investment Grade Rating Event” means the notes of the relevant series are rated below an Investment Grade Rating by each of the Rating Agencies on any date during the period commencing upon the first public notice of the occurrence of a Change of Control or our intention to effect a Change of Control and ending 60 days following public notice of the occurrence of the related Change of Control (which 60-day period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies); provided that a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Triggering Event hereunder) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Holders of the notes of the relevant series in writing at their request that the reduction was the result, in whole or in part, of any event or circumstance comprising or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Below Investment Grade Rating Event);

(ii)	“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of us and our Subsidiaries taken as a whole to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a “Group”) other than us or one of our Subsidiaries; (2) the approval by the holders of our common stock of any plan or proposal for our liquidation or dissolution; (3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any Person or Group becomes the beneficial owner, directly or indirectly, of more than 50% of the then outstanding number of shares of our Voting Stock; or (4) the first day on which a majority of the members of our Board of Directors are not Continuing Directors;

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) we become a direct or indirect wholly owned Subsidiary of a holding company and (2)(A) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of our Voting Stock immediately prior to that transaction or (B) immediately following that transaction no Person or Group (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly of more than 50% of the Voting Stock of such holding company.

(iii)	“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event occurring in respect of that Change of Control;

(iv)	“Continuing Directors” means, as of any date of determination, any member of our Board of Directors who (1) was a member of our Board of Directors on the date of the issuance of the notes; or (2) was nominated for election, elected or appointed to our Board of Directors with the approval of a majority of the Continuing Directors who were members of our Board of Directors at the time of such nomination, election or appointment (either by a specific vote or by approval of the proxy statement issued by us in which such member was named as a nominee for election as a director);

(v)	“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P or the equivalent investment grade credit rating from any additional Rating Agency or Rating Agencies selected by us;

(vi)	“Moody’s” means Moody’s Investors Service, Inc.;

(vii)	“Person” means any individual, firm, corporation, partnership, association, joint venture, tribunal, trust, government or political subdivision or agency or instrumentality thereof, or any other entity or organization and includes a “person” as used in Section 13(d)(3) of the Exchange Act;

(viii)	“Rating Agencies” means (1) each of Moody’s and S&P; and (2) if any of Moody’s or S&P ceases to rate the notes of the relevant series or fails to make a rating of the notes of the relevant series publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, that we select (as certified by an executive officer of ours) as a replacement agency for Moody’s or S&P, or both of them, as the case may be;

(ix)	“S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc.; and

(x)	“Voting Stock” of any specified Person as of any date means the capital stock of such Person that is at the time entitled to vote generally in the election of the Board of Directors of such Person.

The definition of Change of Control includes a phrase relating to the sale, transfer, conveyance or other disposition of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, your ability to require us to purchase your notes as a result of the sale, transfer, conveyance or other disposition of less than all of our assets may be uncertain.

Certain Covenants

The Indenture will contain, among others, the following covenants:

Limitations on Liens

We may not, and may not permit any of our Significant Subsidiaries (as defined below) to, create or permit to exist any Lien (as defined below) on any Principal Property (as defined below) of ours or any of our Significant Subsidiaries (or on any capital stock of a Significant Subsidiary), whether owned on the date of issuance of the notes or thereafter acquired, to secure any Indebtedness (as defined below), unless we contemporaneously secure the notes (together with, if CME Group so determines, any other Indebtedness of or guaranty by CME Group or such Significant Subsidiary then existing or thereafter created which is not subordinated to the notes) equally and ratably with (or, at CME Group’s option, prior to) that obligation.

“Lien” means any lien, mortgage, deed of trust, hypothecation, pledge, security interest, charge or encumbrance of any kind.

“Indebtedness” means any indebtedness (whether being principal, premium, interest or other amounts) for or in respect of any notes, bonds, debentures or other instruments for money borrowed or any borrowed money or any liability under or in respect of any banker’s acceptance (other than a daylight overdraft).

We will not, however, be required to secure the notes if the Lien consists of Permitted Liens (as defined below).

Under the Indenture, “Permitted Liens” of any person are defined as:

(a) Liens imposed by law or any governmental authority for taxes, assessments, levies or charges that are not yet overdue by more than 60 days or are being contested in good faith (and, if necessary, by appropriate proceedings) or for commitments that have not been violated;

(b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, landlords’ and similar Liens imposed by law or which arise by operation of law and which are incurred in the ordinary course of business or where the validity or amount thereof is being contested in good faith (and, if necessary, by appropriate proceedings);

(c) Liens incurred or pledges or deposits made in compliance with workers’ compensation, unemployment insurance and other social security laws or regulations;

(d) Liens incurred or pledges or deposits made to secure the performance of bids, trade contracts, tenders, leases, statutory obligations, surety, customs and appeal bonds, performance bonds, customer deposits and other obligations of a similar nature, in each case in the ordinary course of business;

(e) judgment Liens in respect of judgments that do not constitute an Event of Default under the Indenture;

(f) Liens securing Indebtedness incurred under the Clearinghouse Facility from time to time;

(g) Liens arising in connection with the operations of us or any Significant Subsidiary relating to clearing or settlement activities;

(h) Liens on (1) any property or asset prior to the acquisition thereof, provided that such Lien may only extend to such property or asset, or (2) property of a Significant Subsidiary where (A) such Significant Subsidiary becomes a Subsidiary after the date of this prospectus supplement, (B) the Lien exists at the time such Significant Subsidiary becomes a Subsidiary, (C) the Lien was not created in contemplation of such Significant Subsidiary becoming a Subsidiary, and (D) the principal amount secured by the Lien at the time such Significant Subsidiary becomes a Subsidiary is not subsequently increased or extended to any other assets other than those owned by the entity becoming a Subsidiary;

(i) any Lien existing on the date hereof;

(j) Liens upon fixed, capital, real and/or tangible personal property acquired after the date hereof (by purchase, construction, development, improvement, capital lease, Synthetic Lease or otherwise) by us or any Significant Subsidiary, each of which Liens was created for the purpose of securing Indebtedness representing, or incurred to finance, refinance or refund, the cost (including the cost of construction, development or improvement) of such property; provided that no such Lien shall extend to or cover any property other than the property so acquired and improvements thereon;

(k) Liens in favor of us or any Subsidiary;

(l) Liens arising from the sale of accounts receivable for which fair equivalent value is received;

(m) any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part, of any Liens referred to in the foregoing clauses (f), (g), (h), (i), (j), (k) and (l); provided that the principal amount of Indebtedness secured thereby and not otherwise authorized as a Permitted Lien shall not exceed the principal amount of Indebtedness, plus any premium or fee payable in connection with any such extension, renewal or replacement, so secured at the time of such extension, renewal or replacement;

(n) Liens securing our obligations or those of any Subsidiary of ours in respect of any swap agreements entered into (1) in the ordinary course of business and for non-speculative purposes or (2) solely in order to serve as a clearinghouse in respect thereof;

(o) easements, zoning restrictions, minor title defects, irregularities or imperfections, restrictions on use, rights of way, leases, subleases and similar charges and other similar encumbrances on real property imposed by law or arising in the ordinary course of business that do not secure any monetary obligations (other than customary maintenance requirements) and which could not reasonably be expected to have a material adverse effect on the business or financial condition of CME Group and its Subsidiaries taken as a whole;

(p) Liens created in connection with any share repurchase program in favor of any broker, dealer, custodian, trustee and/or agent administering or effecting transactions pursuant to a share repurchase program;

(q) Liens on (1) the land, improvements, fixtures and three buildings located at 141 West Jackson Boulevard in Chicago, consisting of a total of approximately 1,500,000 square feet, and (2) the land, improvements, buildings and fixtures located at One North End Ave, New York, New York 10282; and

(r) Liens consisting of an agreement to sell, transfer or dispose of any asset or property (to the extent such sale, transfer or disposition is not prohibited by the subsection “—Limitations on Mergers and Other Transactions”).

“Principal Property” means the land, improvements, buildings and fixtures (including any leasehold interest therein) constituting a corporate office, facility or other capital asset within the United States (including its territories and possessions) which is owned or leased by us or any of our Significant Subsidiaries unless our Board of Directors has determined in good faith that such office or facility is not of material importance to the total business conducted by us and our Significant Subsidiaries taken as a whole. With respect to any Sale and Lease-Back Transaction (as defined below) or series of related Sale and Lease-Back Transactions, the determination of whether any property is a Principal Property shall be determined by reference to all properties affected by such transaction or series of transactions.

“Significant Subsidiary,” with respect to any person, means any Subsidiary of such person that satisfies the criteria for a “Significant Subsidiary” set forth in Rule 1-02(w) of Regulation S-X under the Exchange Act.

“Subsidiary” means any corporation, limited liability company or other similar type of business entity in which we and/or one or more of our Subsidiaries together own more than 50% of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of the board of directors or similar governing body of such corporation, limited liability company or other similar type of business entity, directly or indirectly.

“Synthetic Lease” means any tax retention or other synthetic lease which is treated as an operating lease under United States generally accepted accounting principles, but the liabilities under which are or would be characterized as indebtedness for tax purposes.

Limitation on Sale and Lease-Back Transactions

We will not, nor will we permit any of our Significant Subsidiaries to, enter into any Sale and Lease-Back Transaction with respect to any Principal Property, other than (x) any such Sale and Lease-Back Transaction with respect to (i) the land, improvements, fixtures and three buildings located at 141 West Jackson Boulevard in Chicago, consisting of a total of approximately 1,500,000 square feet, or (ii) the land, improvements, buildings and fixtures located at One North End Ave, New York, New York 10282, (y) any such Sale and Lease-Back Transaction involving a lease for a term of not more than three years or (z) any such Sale and Lease-Back Transaction between us and one of our Subsidiaries or between our Subsidiaries, unless: (a) we or such

Significant Subsidiary would be entitled to incur Indebtedness secured by a lien on the Principal Property involved in such Sale and Lease-Back Transaction at least equal in amount to the Attributable Debt with respect to such Sale and Lease-Back Transaction, without equally and ratably securing the notes, pursuant to the covenant described above under the caption “—Limitations on Liens”; or (b) the proceeds of such Sale and Lease-Back Transaction are at least equal to the fair market value of the affected Principal Property (as determined in good faith by our Board of Directors) and we apply an amount equal to the net proceeds of such Sale and Lease-Back Transaction within 365 days of such Sale and Lease-Back Transaction to any (or a combination) of (i) the prepayment or retirement of the notes, (ii) the prepayment or retirement (other than any mandatory retirement, mandatory prepayment or sinking fund payment or by payment at maturity) of other Indebtedness of us or of one of our Subsidiaries (other than Indebtedness that is subordinated to the notes or Indebtedness owed to us or one of our Subsidiaries) that matures more than 12 months after its creation or (iii) the purchase, construction, development, expansion or improvement of other comparable property.

“Sale and Lease-Back Transaction” means any arrangement with any person providing for the leasing by us or any of our Significant Subsidiaries of any Principal Property, whether now owned or hereafter acquired, which Principal Property has been or is to be sold or transferred by us or such Significant Subsidiary to such person.

“Attributable Debt” with regard to a Sale and Lease-Back Transaction with respect to any Principal Property means, at the time of determination, the present value of the total net amount of rent required to be paid under such lease during the remaining term thereof (including any period for which such lease has been extended), discounted at the rate of interest set forth or implicit in the terms of such lease (or, if not practicable to determine such rate, the weighted average interest rate per annum borne by the securities of all series then outstanding under the Indenture) compounded semi-annually. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall be the lesser of (x) the net amount determined assuming termination upon the first date such lease may be terminated (in which case the net amount shall also include the amount of the penalty, but shall not include any rent that would be required to be paid under such lease subsequent to the first date upon which it may be so terminated) or (y) the net amount determined assuming no such termination.

Excepted Indebtedness

Notwithstanding the limitations on Liens and Sale and Lease-Back Transactions described above, and without limiting our or any Significant Subsidiary’s ability to issue, incur, create, assume or guarantee Indebtedness secured by Permitted Liens, we and any Significant Subsidiary will be permitted to incur Indebtedness secured by a Lien or may enter into a Sale and Lease-Back Transaction, in either case, without regard to the restrictions contained in the preceding two sections entitled “Limitations on Liens” and “Limitations on Sale and Lease-Back Transactions,” if at the time the Indebtedness is incurred and after giving effect to this Indebtedness and to the retirement of Indebtedness which is concurrently being retired, the sum of (a) the aggregate principal amount of all Indebtedness secured by Liens other than Permitted Liens, and (b) the Attributable Debt of all our Sale and Lease-Back Transactions not otherwise permitted by the provisions described under “Limitations on Sale and Lease-Back Transactions,” does not exceed 15% of Consolidated Net Tangible Assets (as defined below).

“Consolidated Net Tangible Assets” means, at any date, the aggregate amount of assets (less applicable reserves) of CME Group and its Significant Subsidiaries after deducting therefrom (a) all goodwill, tradenames, trademarks, patents, unamortized debt discount and expense and other like intangibles and (b) all current liabilities (excluding any current liabilities for money borrowed having a maturity of less than 12 months but by its terms being renewable or extendible beyond 12 months from such date at the option of the borrower), all as reflected in CME Group’s most recent consolidated balance sheet as at the end of our fiscal quarter ending not more than 135 days prior to such date, prepared in accordance with United States generally accepted accounting principles.

Limitation on Mergers and Other Transactions

We are generally permitted to consolidate or amalgamate with or merge into any person. We are also permitted to convey, transfer or lease all or substantially all of our assets to any person. However, we may not take any of these actions unless both of the following conditions are met:

•	the successor company (if any), if other than the CME Group, is organized under the laws of any U.S. jurisdiction and it expressly assumes our obligations on the notes; and

•

immediately after giving effect to the transaction, no Event of Default (as defined below) (and no event which, after notice or lapse of time or both, would become an Event of Default) shall have happened and be continuing.

Upon compliance with these provisions by a successor company in connection with a consolidation with or merger of us into, or conveyance, transfer or lease to, such successor corporation, we (except in the case of a lease) would be relieved of our obligations under the Indenture and the notes. Notwithstanding the foregoing clauses, we may merge or consolidate any wholly owned Significant Subsidiary into or with us or any other direct or indirect wholly owned Significant Subsidiary of ours.

Reports to Holders

The Indenture provides that any document or report that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act will be filed with the trustee within 15 days after such document or report is filed with the SEC. The Indenture provides further that any document or report that we have filed with the SEC and that is publicly accessible on the SEC’s EDGAR system will be deemed filed with the Trustee for purposes of this provision.

Events of Default

The following events will be defined in the Indenture as “Events of Default” with respect to the notes of any series:

(1) the failure to pay interest on any note of such series when the same becomes due and payable and the default continues for a period of 30 days;

(2) the failure to pay the principal (or premium, if any) of any note of such series, when such principal becomes due and payable, at maturity, upon acceleration, upon redemption or otherwise (including the failure to make a payment to purchase notes tendered pursuant to a Change of Control Offer);

(3) a default in the performance or breach of any covenant or warranty contained in the Indenture (other than a covenant or warranty a default in the performance or the breach of which is dealt with elsewhere in the Indenture or which is expressly included in the Indenture solely for the benefit of a particular series of debt instruments other than the notes of such series) which default continues for a period of 60 days after we receive written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the notes of such series;

(4) a default on any Indebtedness of ours or of a Significant Subsidiary having an aggregate amount of at least $100,000,000 (or if we enter into the Proposed Credit Facilities and the corresponding event of default therein contains an amount greater than $100,000,000, such greater amount) constituting a default either (a) of payment of principal when due and payable (whether at scheduled maturity, required prepayment, acceleration, demand or otherwise) or (b) which results in acceleration of the indebtedness, and in each case after we have been notified of the default by the Trustee or Holders of 25% in principal amount of the notes of such series we do not cure the default within 30 days;

(5) one or more judgments for the payment of money in an aggregate amount in excess of $100,000,000 above available insurance or indemnity coverage shall be rendered against us or any Significant Subsidiary and the same shall remain undischarged for a period of 45 consecutive days during which execution shall not be effectively stayed, but only if such judgment is an event of default at that time under any of our Proposed Credit Facilities or any credit facility that we enter into to replace a Proposed Credit Facility at its maturity or otherwise; and

(6) certain events of bankruptcy, insolvency or reorganization affecting us or our Significant Subsidiaries.

If an Event of Default specified in clause (6) above occurs and is continuing with respect to the notes of any series, then all unpaid principal of and premium, if any, and accrued and unpaid interest on all notes of such series shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder of the notes of such series.

If an Event of Default (other than an Event of Default specified in clause (6)) shall occur and be continuing with respect to the notes of any series, the Trustee or the Holders of at least 25% of the principal amount of the notes of such series may declare the principal of and premium, if any, and accrued interest on all notes of such series to be due and payable by notice in writing to us and the Trustee.

The Indenture will provide that at any time after a declaration of acceleration with respect to the notes of any series as described in the preceding paragraph has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of a majority in principal amount of the notes of such series, by written notice to us and the Trustee, may rescind and annul such declaration and its consequences if:

(1) we have paid or deposited with the Trustee a sum sufficient to pay

(a)	all overdue interest on the notes of such series,

(b)	the principal of (and premium, if any, on) the notes of such series which have become due otherwise than by such declaration of acceleration and any interest thereon, and

(c)	all sums paid or advanced by the Trustee and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and

(2) all Events of Default with respect to such series, other than the non-payment of the principal, premium, if any, and accrued interest which have become due solely by such declaration of acceleration, have been cured or waived.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

Satisfaction and Discharge, Defeasance and Covenant Defeasance

Floating Rate Notes

The Indenture will at our request be discharged with respect to the Floating Rate Notes and will cease to be of further effect with respect to the Floating Rate Notes when:

(1) all Floating Rate Notes theretofore authenticated and delivered (except (a) lost, stolen or destroyed Floating Rate Notes which have been replaced or paid and (b) Floating Rate Notes that have become due and payable, whether at the stated maturity date or a purchase date, for whose payment money has theretofore been deposited in trust or segregated and held in trust by us) have been delivered to the Trustee for cancellation;

(2) we have paid all other sums payable under the Indenture by us; and

(3) we have delivered to the Trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture with respect to the Floating Rate Notes have been complied with.

The provisions described under “Description of Debt Securities—Discharge, Defeasance and Covenant Defeasance” in the accompanying prospectus do not apply to the Floating Rate Notes.

Fixed Rate Notes

The Indenture permits the defeasance, covenant defeasance and discharge of the Indenture with respect to debt securities upon the satisfaction of the conditions described under “Description of Debt Securities—Discharge, Defeasance and Covenant Defeasance” in the accompanying prospectus. The Fixed Rate Notes are subject to these defeasance, covenant defeasance and discharge provisions.

Modification of the Indenture and Waiver of Rights of Holders

Under certain circumstances, we can make changes to the Indenture and the notes. Some types of changes require the approval of each affected Holder, some require approval by a vote of a majority of the Holders of the notes of the affected series, and some changes do not require any approval at all.

Changes Requiring Your Approval

First, there are changes that cannot be made to the notes of any series without the specific approval of each Holder of notes of that series. These include changes that:

(1) reduce the percentage of Holders of notes of such series who must consent to a waiver or amendment of the Indenture;

(2) reduce the rate of interest on any note of such series or change the time for payment of interest, or (with respect to the Floating Rate Notes only) change the manner in which the rate of interest is determined;

(3) reduce the principal or premium, if any, due on the notes of such series or change the stated maturity date of the notes of such series;

(4) change the place or currency of payment on a note of such series;

(5) change the right of Holders of notes of such series to waive an existing default by majority vote;

(6) modify the provisions of the Indenture with respect to the ranking of the notes of such series in a manner adverse to you;

(7) modify the redemption provisions of the notes of such series in a manner adverse to you;

(8) impair the right of Holders of notes of such series to sue for payment; or

(9) make any change to this list of changes that requires the specific approval of each Holder of notes of such series.

Changes Requiring a Majority Vote

The second type of change to the Indenture and the notes requires a vote in favor by Holders owning a majority of the principal amount of the notes of the affected series. Most changes fall into this category, except for clarifying changes and certain other specified changes that would not adversely affect Holders of the notes of such series in any material respect. A majority vote is required to waive any past default, except a failure to pay principal or interest and default in certain covenants and provisions of the Indenture that cannot be amended without the consent of the Holder of each affected note.

Changes Not Requiring Approval

The third type of change does not require any vote by you as holders of outstanding notes. This type is limited to clarifications and certain other changes that would not adversely affect holders of the outstanding notes in any material respect.

The Trustee

The Indenture will provide that, except during the continuance of an Event of Default of which a responsible officer of the Trustee shall have actual knowledge, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default of which a responsible officer of the Trustee shall have actual knowledge, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of its own affairs.

The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of us, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

As of the date of this prospectus supplement, U.S. Bank National Association is a lender under the Credit Agreement dated as of October 12, 2007 among Chicago Mercantile Exchange Inc., each of the banks and other financial institutions from time to time party thereto, Bank of Montreal as Administrative Agent, and The Bank of New York as Collateral Agent. We may have other customary banking and trust relationships with U.S. Bank National Association from time to time.

Book-Entry Delivery and Settlement

We will issue the notes of each series in the form of one or more permanent global securities in definitive, fully registered form. The global securities will be deposited with or on behalf of The Depository Trust Company, referred to as DTC, and registered in the name of Cede & Co., as nominee of DTC, and will remain in the custody of the Trustee in accordance with the FAST Balance Certificate Agreement between DTC and the Trustee.

DTC has advised us that:

•

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Exchange Act;

•

DTC holds securities that its direct participants deposit with DTC and facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates;

•

Direct participants include securities brokers and dealers (including certain of the underwriters), banks, trust companies, clearing corporations and other organizations and include Euroclear Bank S.A./ N.V., as operator of Euroclear System, and Clearstream Banking, societe anonyme;

•	DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the Financial Industry Regulatory Authority, Inc.;

•

Access to the DTC system is also available to indirect participants such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly; and

•	The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

We have provided the following descriptions of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by DTC from time to time. Neither we, the underwriters nor the Trustee take any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

We expect that under procedures established by DTC:

•

Upon deposit of the global securities with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global securities; and

•

Ownership of the notes will be shown on, and the transfer of ownership of the notes will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in the form of a certificate. For that reason, it may not be possible to transfer interests in a global security to those persons. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in a global security to pledge or transfer that interest to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of that interest, may be affected by the lack of a physical definitive security in respect of that interest.

So long as DTC or its nominee is the registered owner of a global security, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global security for all purposes under the Indenture and under the notes. Except as described below, owners of beneficial interests in a global security will not be entitled to have notes represented by that global security registered in their names, will not receive or be entitled to receive the notes in the form of a physical certificate and will not be considered the owners or Holders under the Indenture or under the notes, and may not be entitled to give the Trustee directions, instructions or approvals. For that reason, each holder owning a beneficial interest in a global security must rely on DTC’s procedures and, if that holder is not a direct or indirect participant in DTC, on the procedures of the DTC participant through which that holder owns its interest, to exercise any rights of a holder of notes under the Indenture or the global security.

Neither we nor the Trustee will have any responsibility or liability for any aspect of DTC’s records relating to the notes or relating to payments made by DTC on account of the notes, or any responsibility to maintain, supervise or review any of DTC’s records relating to the notes.

We will make payments on the notes represented by the global securities to DTC or its nominee, as the registered owner of the notes. We expect that when DTC or its nominee receives any payment on the notes represented by a global security, DTC will credit participants’ accounts with payments in amounts proportionate to their beneficial interests in the global security as shown in DTC’s records. We also expect that payments by DTC’s participants to owners of beneficial interests in the global security held through those participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. DTC’s participants will be responsible for those payments.

Payments on the notes represented by the global securities will be made in immediately available funds. Transfers between participants in DTC will be made in accordance with DTC rules and will be settled in immediately available funds.

Investors may hold interests in the notes outside the United States through Euroclear or Clearstream if they are participants in those systems, or indirectly through organizations that are participants in those systems. Euroclear and Clearstream will hold interests on behalf of their participants through customers’ securities accounts in Euroclear’s and Clearstream’s names on the books of their respective depositaries which in turn will hold such positions in customers’ securities accounts in the names of the nominees of the depositaries on the books of DTC. At the present time J.P. Morgan Chase Bank, National Association will act as U.S. depositary for Euroclear, and Citibank, National Association will act as U.S. depositary for Clearstream. All securities in Euroclear or Clearstream are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts.

The following is based on information furnished by Euroclear or Clearstream, as the case may be.

Euroclear has advised us that:

•

It was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash;

•	Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries;

•

Euroclear is operated by Euroclear Bank S.A./ N.V., as operator of the Euroclear System (the “Euroclear Operator”), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”);

•

The Euroclear Operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include underwriters of the notes;

•	Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly;

•

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”);

•

The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants;

•

Distributions with respect to securities held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

Clearstream has advised us that:

•

It is incorporated under the laws of Luxembourg as a professional depositary and holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates;

•

Clearstream provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries;

•	As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute;

•

Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include underwriters of the notes;

•

Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant either directly or indirectly;

•

Distributions with respect to securities held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

We have provided the following descriptions of the operations and procedures of Euroclear and Clearstream solely as a matter of convenience. These operations and procedures are solely within the control of Euroclear and Clearstream and are subject to change by them from time to time. Neither we, the underwriters nor the Trustee take any responsibility for these operations or procedures, and you are urged to contact Euroclear or Clearstream or their respective participants directly to discuss these matters.

Secondary market trading between Euroclear participants and Clearstream participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Euroclear and Clearstream and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other hand, will be effected within DTC in accordance with DTC’s rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving notes in DTC, and making or receiving payment in accordance with normal procedures. Euroclear participants and Clearstream participants may not deliver instructions directly to their respective U.S. depositaries.

Because of time-zone differences, credits of securities received in Euroclear or Clearstream as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits, or any transactions in the securities settled during such processing, will be reported to the relevant Euroclear participants or Clearstream participants on that business day. Cash received in Euroclear or Clearstream as a result of sales of securities by or through a Euroclear participant or a Clearstream participant to a DTC participant will be received with value on the business day of settlement in DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures in order to facilitate transfers of securities among participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or continue to perform such procedures and they may discontinue the procedures at any time.

If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in definitive form in exchange for the global securities. In addition, we may at any time request that the notes no longer be represented by global securities. In such event, DTC will notify the participants of our request, but definitive securities will only be issued if so requested by the participants. In either instance, an owner of a beneficial interest in the global securities will be entitled to have notes equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such notes in definitive form. Notes so issued in the definitive form will be issued in minimum denominations of $2,000 and multiples of $1,000, and will be issued in registered form only, without coupons.

Certificated Notes

We will issue certificated notes to each person that DTC identifies as the beneficial owner of notes represented by the global securities upon surrender by DTC of the global securities only if:

•	DTC notifies us that it is no longer willing or able to act as a depository for the global securities, and we have not appointed a successor depository within 90 days of that notice;

•	An Event of Default has occurred and is continuing; or

•	We decide not to have the notes represented by global securities.

Neither we nor the Trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related notes. We and the Trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee, including instructions about the registration and delivery, and the respective principal amounts, of the notes to be issued.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes certain United States federal income tax consequences of the purchase, ownership and disposition of the notes. This summary:

•

is based on the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations issued under the Code, judicial decisions and administrative pronouncements as of the date of this supplement, all of which are subject to different interpretation or to change. Any such change may be applied retroactively and may adversely affect the federal income tax consequences described in this prospectus supplement;

•

addresses only tax consequences to investors that purchase the notes upon their original issuance for cash at their initial offering price, and hold the notes as capital assets within the meaning of Section 1221 of the Code (that is, for investment purposes);

•	does not discuss all of the tax consequences that may be relevant to particular investors in light of their particular circumstances (such as the application of the alternative minimum tax);

•

does not discuss all of the tax consequences that may be relevant to investors that are subject to special treatment under the United States federal income tax laws (such as insurance companies, financial institutions, tax-exempt organizations, retirement plans, regulated investment companies, dealers in securities or currencies, holders whose functional currency for tax purposes is not the United States dollar, persons holding the notes as part of a hedge, straddle, constructive sale, conversion or other integrated transaction, former United States citizens, or traders in securities that have elected to use a mark-to-market method of accounting for their securities holdings);

•

does not discuss the effect of other United States federal tax laws (such as estate and gift tax laws) except to the limited extent specifically indicated below, and does not discuss any state, local or foreign tax laws; and

•

does not discuss the tax consequences to a person holding notes through a partnership (or other entity or arrangement classified as a partnership for United States federal income tax purposes), except to the limited extent specifically indicated below.

We have not sought and will not seek a ruling from the Internal Revenue Service (the “IRS”) with respect to any matters discussed in this section, and we cannot assure you that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the notes, or that any such position would not be sustained.

If a partnership (or other entity or arrangement classified as a partnership for United States federal income tax purposes) holds the notes, the tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. This supplement does not discuss rules applicable to partnerships. If you are a partnership or a partner in a partnership holding notes, you should consult your tax advisor regarding the tax consequences of the purchase, ownership or disposition of the notes.

Prospective investors should consult their own tax advisors with regard to the application of the tax consequences discussed below to their particular situation and the application of any other United States federal as well as state or local or foreign tax laws and tax treaties, including gift and estate tax laws.

Certain United States Federal Income Tax Consequences To U.S. Holders

The following is a summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the notes by a holder that is a “U.S. Holder.” For purposes of this summary, “U.S. Holder” means a beneficial owner of a note or notes that is for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States, who meets the “substantial presence” test under

Section 7701(b) of the Code, or who makes an election to be treated as a resident under certain circumstances;

•

a corporation (or other entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States (or any state thereof or the District of Columbia);

•	an estate whose net income is subject to United States federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons (within the meaning of the Code) have the authority to control all of its substantial decisions, or (ii) such trust was in existence on August 20, 1996 and has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Under the “substantial presence” test referred to above, an individual may, subject to certain exceptions, be deemed to be a resident of the United States by reason of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year).

Treatment of Interest and Original Issue Discount

In general, and subject to the discussion below, payments of stated interest on the notes will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received in accordance with the U.S. Holder’s method of tax accounting.

Notes may be issued with original issue discount (“OID”) if the “stated redemption price at maturity” of a note exceeds its “issue price” by more than a statutory minimum amount, or if a note has specified interest payment characteristics such as interest payable less frequently than annually, interest holidays, interest payable in additional notes, specified stepped interest rates, or specified rates based on multiple indices. The issue price of a note will be the first price at which a substantial amount of an offering of notes is sold for money, other than to an underwriter, placement agent or wholesaler. The stated redemption price at maturity of a note is the sum of all payments provided by the note other than “qualified stated interest payments.” The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property, other than debt instruments of the issuer, at least annually at a single fixed rate.

If a note is issued with original issue discount, a U.S. holder of the note will generally be required to include original issue discount in gross income as ordinary interest income for United States federal income tax purposes in advance of the receipt of the cash payment to which such income is attributable. The amount of original issue discount to be included in income in any tax period will be determined using a constant yield to maturity method, which will result in a greater portion of discount being included in income in the later part of the term of the note. Any amounts included in income as original issue discount will increase a U.S. holder’s adjusted tax basis in the note.

Unless the term sheet relating to the notes states otherwise, and subject to the discussion below under “—Special Rules for Short-Term Debt Instruments,” the notes will not be issued with OID.

Special Rules for Short-Term Debt Instruments

A “short-term debt instrument” is a note that has a maturity of not more than one year from the date of issuance. As described above, the Notes may have special redemption features. These features may affect the determination of whether a note has a maturity of not more than one year and thus is a short-term debt instrument. The rules set forth above will generally apply to short-term debt instruments, but with certain modifications. The term sheet relating to the notes will indicate if any notes are subject to these rules.

First, none of the interest on a short-term debt instrument is treated as qualified stated interest but instead is treated as part of the short-term debt instrument’s stated redemption price at maturity, thereby giving rise to OID. OID will be treated as accruing on a short-term debt instrument ratably, or at the election of a United States holder, under a constant yield method. Second, a U.S. Holder of a short-term debt instrument that uses the cash method of tax accounting, and is not a bank, securities dealer, regulated investment company or common trust fund, and does not identify the note as part of a hedging transaction, will generally not be required to include OID in respect of the short-term debt instrument in income on a current basis. Such a U.S. Holder may not be allowed to deduct all of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry such short-term debt instrument until the maturity of the short-term debt instrument or its earlier disposition in a taxable transaction. In addition, such a U.S. Holder will be required to treat any gain realized on a disposition of the short-term debt instrument as ordinary income to the extent of the holder’s accrued OID on the short-term debt instrument, and short-term capital gain to the extent the gain exceeds accrued OID. A U.S. Holder of a short-term debt instrument using the cash method of tax accounting may, however, elect to accrue OID into income on a current basis. In such case, the limitation on the deductibility of interest described above will not apply. A U.S. Holder using the accrual method of tax accounting and certain cash method holders (including banks, securities dealers, regulated investment companies and common trust funds) generally will be required to include OID on a short-term debt instrument in income on a current basis. Third, any U.S. Holder of a short-term debt instrument, whether using the cash or accrual method of tax accounting, can elect to accrue the acquisition discount, if any, on the note on a current basis. If such an election is made, the OID rules will not apply to the note. Acquisition discount is the excess of the debt security’s stated redemption price at maturity over the holder’s purchase price for the short-term debt instrument. Acquisition discount will be treated as accruing ratably or, at the election of the United States holder, under a constant-yield method based on daily compounding.

Treatment of Dispositions of Notes

Subject to the foregoing discussion of short-term debt instruments, upon the sale, exchange, retirement, or other taxable disposition (collectively, a “disposition”) of a note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount received on such disposition (other than amounts received in respect of accrued and unpaid interest, which will generally be taxable to that U.S. Holder as ordinary interest income at that time if not previously included in the U.S. Holder’s income) and the U.S. Holder’s adjusted tax basis in such note. A U.S. Holder’s adjusted tax basis in a note will be, in general, the cost of the note to the U.S. Holder, increased by any original issue discount included in income and decreased by the amount of any payments other than “qualified stated interest” received with respect to the note. Gain or loss realized on the sale, exchange or retirement of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such sale, exchange or retirement, the note has been held for more than one year. Otherwise, such gain or loss generally will be short-term capital gain or loss. Net long-term capital gain recognized by a non-corporate U.S. Holder generally is eligible for reduced rates of United States federal income taxation. The deductibility of capital losses is subject to limitations.

Certain United States Federal Tax Consequences to Non-U.S. Holders

The following is a summary of the United States federal income and estate tax consequences of the purchase, ownership and disposition of the notes by a holder that is a “Non-U.S. Holder.” For purposes of this summary, “Non-U.S. Holder” means a beneficial owner of a note or notes, other than a partnership (or an entity or arrangement classified as a partnership for United States federal income tax purposes), who is not a U.S. Holder.

Special rules may apply to Non-U.S. Holders that are subject to special treatment under the Code, including “controlled foreign corporations” and “passive foreign investment companies.” Such Non-U.S. Holders should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Treatment of Interest

Subject to the discussion below concerning backup withholding, a Non-U.S. Holder will not be subject to United States federal income or withholding tax in respect of interest income (including any original issue discount) on the notes if the interest income qualifies for the “portfolio interest exception.” Interest income will qualify for the “portfolio interest exception” if each of the following requirements is satisfied:

•	the interest is not effectively connected with the conduct of a trade or business in the United States;

•	the Non-U.S. Holder appropriately certifies its status as a non-United States person (as described below);

•	the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of our stock entitled to vote;

•	the Non-U.S. Holder is not a “controlled foreign corporation” that is actually or constructively related to us through stock ownership; and

•	the Non-U.S. Holder is not a bank which acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business.

The certification requirement referred to above generally will be satisfied if the Non-U.S. Holder provides us or our paying agent with a statement on IRS Form W-8BEN (or suitable substitute or successor form), together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder and stating, among other things, that the Non-U.S. Holder is not a United States person (within the meaning of the Code). If the Non-U.S. Holder holds its notes through a financial institution or other agent acting on the holder’s behalf, the Non-U.S. Holder will be required to provide appropriate documentation to that agent, and that agent will then be required to provide appropriate documentation to us or our paying agent (either directly or through other intermediaries). For payments made to foreign partnerships and certain other pass-through entities, the certification requirement will generally apply to the partners or other interest holders rather than the partnership or other pass-through entity. We may be required to report annually to the IRS and to each Non-U.S. Holder the amount of interest paid to, and the tax withheld, if any, with respect to each Non-U.S. Holder. Prospective Non-U.S. Holders should consult their tax advisors regarding this certification requirement, and alternative methods for satisfying the certification requirement.

If the requirements of the “portfolio interest exception” are not satisfied with respect to a Non-U.S. Holder, payments of interest to that Non-U.S. Holder will be subject to a 30% United States withholding tax, unless another exemption or a reduced withholding rate applies. For example, an applicable income tax treaty may reduce or eliminate such tax, in which event a Non-U.S. Holder claiming the benefit of such treaty must provide the withholding agent with a properly executed IRS Form W-8BEN (or suitable substitute or successor form) claiming the benefit of the applicable tax treaty. Alternatively, an exemption applies to the 30% United States withholding tax if the interest is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and the Non-U.S. Holder provides an appropriate statement to that effect on a properly executed IRS Form W-8ECI (or suitable substitute or successor form). In the latter case, such Non-U.S. Holder generally will be subject to United States federal income tax with respect to all income from the notes in the same manner as U.S. Holders, as described above, unless an applicable income tax treaty provides otherwise. In addition, such a Non-U.S. Holder that is a corporation may be subject to a branch profits tax with respect to any such United States trade or business income at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Treatment of Dispositions of Notes

Subject to the discussion below concerning backup withholding, a Non-U.S. Holder generally will not be subject to United States federal income tax or withholding tax on gain realized upon the disposition of a note unless:

•	the Non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; or

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (or, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States).

If the first exception applies, the Non-U.S. Holder generally will be subject to United States federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which capital gains allocable to United States sources (including gains from the sale, exchange, retirement or other disposition of the notes) exceed capital losses allocable to United States sources. If the second exception applies, the Non-U.S. Holder generally will be subject to United States federal income tax with respect to such gain in the same manner as U.S. Holders, as described above, unless an applicable income tax treaty provides otherwise. Additionally, Non-U.S. Holders that are corporations could be subject to a branch profits tax with respect to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

United States Information Reporting Requirements and Backup Withholding Tax

U.S. Holders

We, or if a U.S. Holder holds notes through a broker or other securities intermediary, the intermediary, may be required to file information returns with respect to payments made to the U.S. Holder of interest, and, in some cases, disposition proceeds on the notes.

In addition, U.S. Holders may be subject to backup withholding at a current rate of 28% on those payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding, fail to properly report in full their dividend and interest income, or otherwise fail to comply with the applicable requirements of backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against the U.S. Holder’s United States federal income tax liability (or refund) provided the required information is timely furnished to the IRS. Prospective U.S. Holders should consult their tax advisors concerning the application of information reporting and backup withholding rules.

Non-U.S. Holders

United States federal income tax rules concerning information reporting and backup withholding applicable to Non-U.S. Holders are as follows:

•

Interest payments received by a Non-U.S. Holder will be automatically exempt from the usual backup withholding rules if such payments are subject to the 30% withholding tax on interest or if they are exempt from that tax by application of a tax treaty or the “portfolio interest” exception, where the non-U.S. Holder satisfies the certification requirements described under “—Certain United States Federal Tax Consequences to Non-U.S. Holders—Treatment of Interest” above. The exemption does not apply if the withholding agent or an intermediary knows or has reason to know that the Non-U.S. Holder should be subject to the usual information reporting or backup withholding rules. In addition, information reporting may still apply to payments of interest (on Form 1042-S) even if certification is provided and the interest is exempt from the 30% withholding tax; and

•

Sale proceeds received by a Non-U.S. Holder on a sale of notes through a broker may be subject to information reporting and/or backup withholding if the Non-U.S. Holder is not eligible for an exemption or does not provide the certification described under “—Certain United States Federal Tax Consequences to Non-U.S. Holders—Treatment of Interest” above. In particular, information reporting and backup withholding may apply if the Non-U.S. Holder uses the United States office of a broker, and information reporting (but generally not backup withholding) may apply if a Non-U.S. Holder uses the foreign office of a broker that has certain connections to the United States.

Prospective Non-U.S. Holders should consult their tax advisors concerning the application of information reporting and backup withholding rules.

THE UNITED STATES FEDERAL TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY, IS NOT TAX ADVICE AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER UNITED STATES FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS (AND ANY PROPOSED CHANGES IN APPLICABLE LAW).

ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and Section 4975 of the Code impose certain requirements on (a) “employee benefit plans” (as defined in Section 3(3) of ERISA) that are subject to Title I of ERISA, (b) “plans” to which Section 4975 of the Code applies, including individual retirement accounts or Keogh plans, (c) entities whose underlying assets could be deemed to include “plan assets” by reason of the investment by an “employee benefit plan” or other “plan” in the entity within the meaning of 29 C.F.R. Section 2510.3-101 (as modified by Section 3(42) of ERISA), (each of (a), (b) and (c), “Plan”). In addition, although not subject to Section 406 of ERISA or Section 4975 of the Code, certain governmental plans, church plans or non-U.S. plans may be subject to federal, state or local law that is similar to Title I of ERISA or Section 4975 of the Code (“Similar Laws”).

Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of a Plan and certain persons (referred to as “parties in interest” under ERISA or “disqualified persons” under the Code) having certain relationships to such Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. A fiduciary of a Plan that engages in a prohibited transaction may also be subject to penalties and liabilities under ERISA and the Code.

CME Group and its direct and indirect subsidiaries may be considered “parties in interest” and “disqualified persons” to a large number of Plans. A purchase of offered notes by any such Plan could result in a prohibited transaction within the meaning of Section 406 of ERISA or Section 4975 of the Code between the Plan and CME Group. In light of the foregoing, Plans and plans covered by Similar Laws should not purchase or hold any notes unless a statutory or administrative exemption is applicable to the transaction. Each purchaser of a note shall be deemed to have represented at the time of such purchase and while such purchasers holds the note that either it is not a Plan or subject to Similar Laws or that its acquisition, holding and sale by it of the note is exempt from the prohibited transaction provisions of ERISA or the applicable provisions of Similar Law.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement among us and Banc of America Securities LLC and UBS Securities LLC, as representatives of each of the underwriters named below, dated as of August 7, 2008, we have agreed to sell to the underwriters, and each of the underwriters, severally and not jointly, has agreed to purchase from us, the aggregate principal amount of the notes of each series set forth opposite its name below:

Underwriter	Principal Amount of Floating Rate Notes due 2009	Principal Amount of Floating Rate Notes due 2010	Principal Amount of Fixed Rate Notes
Banc of America Securities LLC	$72,500,000	$87,350,000	$217,750,000
UBS Securities LLC	72,500,000	87,350,000	217,750,000
BMO Capital Markets Corp.	37,500,000	45,000,000	112,500,000
Mitsubishi UFJ Securities International plc	37,500,000	45,000,000	112,500,000
Lloyds TSB Bank plc	12,500,000	15,000,000	37,500,000
Scotia Capital (USA) Inc.	12,500,000	15,000,000	37,500,000
PNC Capital Markets LLC	5,000,000	5,300,000	14,500,000

Total	$250,000,000	$300,000,000	$750,000,000

The underwriters have agreed, subject to the terms and conditions of the underwriting agreement, to purchase all of the notes of a series being sold if any of the notes of that series being sold are purchased. In the event of a default by an underwriter, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended (the “Securities Act”), or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The notes are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify offers to investors and to reject orders in whole or in part.

The underwriters propose initially to offer each series of notes to the public at the public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at such price less a concession not in excess of 0.060% of the principal amount of the Floating Rate Notes due 2009, 0.150% of the principal amount of the Floating Rate Notes due 2010 and 0.200% of the principal amount of the Fixed Rate Notes. The underwriters may allow, and dealers may reallow, a discount not to exceed 0.050% of the principal amount of the Floating Rate Notes due 2009, 0.100% of the principal amount of the Floating Rate Notes due 2010 and 0.150% of the principal amount of the Fixed Rate Notes to other dealers. After the initial offering of each series of the notes, the public offering prices, concessions and discounts may be changed.

We estimate that the expenses of the offering, exclusive of the underwriting discount, will be approximately $2.0 million. The expenses of the offering will be payable by us.

We expect that delivery of the notes will be made against payment therefor on or about the date specified on the cover page of this prospectus supplement.

Each series of notes is a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes of each series after consummation of the offering contemplated hereby, although they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure you that there will be liquid trading markets for the notes or that active public markets for the notes will develop. If active trading markets for the notes do not develop, the market prices and liquidity of the notes may be adversely affected.

In connection with the offering the underwriters may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters, in covering syndicate short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

To the extent any underwriter that is not a U.S.-registered broker-dealer intends to effect sales of notes in the United States, it will do so through one or more U.S.-registered broker-dealers in accordance with the applicable U.S. securities laws and regulations. To the extent any underwriter that is a foreign non-member broker or dealer which is not eligible for membership in a U.S. registered securities association which has agreed that in making any sales to purchasers within the United States it will conform to the provisions of NASD Conduct Rules 2420(a) and (b), 2730, 2740 and 2750 administered by the Financial Industry Regulatory Authority (“FINRA”) to the same extent as though it were a member of FINRA.

This offering is being conducted pursuant to NASD Conduct Rule 2710(h) administered by FINRA. The underwriters have performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Because some of the proceeds from the offering of the notes may be paid to affiliates of certain underwriters in connection with these transactions and services, certain underwriters may be deemed to have a “conflict of interest” under NASD Conduct Rule 2720 administered by FINRA. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720. These rules generally require that the public offering price be no higher than that recommended by a “qualified independent underwriter,” as defined by FINRA. However, because these notes are investment-grade rated by one or more nationally recognized statistical rating agencies, compliance with these rules only requires the disclosure set forth in this paragraph.

Selling Restrictions

The underwriters have represented and agreed that they have not and will not offer, sell, or deliver the notes, directly or indirectly, or distribute this prospectus supplement or the attached prospectus or any other offering material relating to the notes, in any jurisdiction except under circumstances that will result in compliance with applicable laws and regulations and that will not impose any obligations on us except as set forth in the underwriting agreement.

European Economic Area

Each underwriter has represented to us and agreed with us that it has not made and will not make an offer of the notes to the public in any member state of the European Economic Area which has implemented the Prospectus Directive (a “Relevant Member State”) from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive. However, an underwriter may make an offer of the notes to the public in that Relevant Member State at any time on or after the Relevant Implementation Date to:

•	legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000 as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of notes described in this prospectus supplement located within a Relevant Member State will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purposes of the above information, the expression an “offer of the notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented to us and agreed with us that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan and, accordingly, each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any Japanese person, or to others for reoffering or resale, directly or indirectly, in Japan or to any Japanese person except in circumstances which will result in compliance with the Financial Instruments and Exchange Law and all other applicable laws, regulations and guidelines promulgated by the relevant Japanese governmental and regulatory authorities and in effect at the relevant time. For the purposes of this paragraph, “Japanese person” means any person who is a resident of Japan, including any corporation or other entity organized under the laws of Japan.

Hong Kong

The notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation, or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Korea

The notes may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The notes have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the notes may not be resold to Korean residents unless the purchaser of the notes complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the notes.

Singapore

This prospectus supplement and the attached prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the attached prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

then securities of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust may not be transferred for six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor, under Section 274 of the SFA, to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to Section 275 of the SFA and in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

The People’s Republic of China

This prospectus supplement and attached prospectus have not been filed with or approved by the People’s Republic of China (for such purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan) authorities, and is not an offer of securities (whether a public offering or private placement) within the meaning of the Securities Law or other pertinent laws and regulations of the People’s Republic of China. This prospectus supplement and attached prospectus shall not be delivered to any party who is not an intended recipient and shall not be distributed to the general public if used within the People’s Republic of China, and the notes so offered herein cannot be sold to anyone that is not a qualified purchaser of the People’s Republic of China.

Lloyds TSB Bank plc and Mitsubishi UFJ Securities International plc are not U.S. registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.

LEGAL MATTERS

The validity of the notes will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Chicago, Illinois. Certain legal matters relating to the notes will be passed upon for the underwriters by Cleary Gottlieb Steen  & Hamilton LLP, New York, New York.

EXPERTS

The consolidated financial statements of CME Group Inc. and subsidiaries as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 incorporated herein by reference to CME Group Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2007 (including the schedule appearing therein), and CME Group Inc.’s effectiveness of internal control over financial reporting as of December 31, 2007, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of NYMEX Holdings, Inc. and subsidiaries as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007 have been incorporated by reference herein in reliance upon the report of KPMG LLP, an independent registered public accounting firm, as set forth in their report thereon incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of CBOT Holdings, Inc. for the year ended December 31, 2006 incorporated in this prospectus supplement and the accompanying prospectus by reference from CME Group Inc.’s Current Report on Form 8-K (filed August 1, 2008) have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expressed an unqualified opinion and includes an explanatory paragraph related to the adoption Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statement No. 87, 88, 106, 132(R)) which is incorporated herein by reference. Such consolidated statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

Debt Securities

Class A Common Stock

Preferred Stock

Warrants

From time to time, we may offer debt securities, Class A common stock, preferred stock or warrants.

We will provide the specific terms of any offering and the offered securities in supplements to this prospectus. Any prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you make your investment decision.

We may sell the securities to or through underwriters, and also to other purchasers or through agents. The names of the underwriters will be stated in the prospectus supplements and other offering material. We may also sell securities directly to investors.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement which will describe the method and terms of the related offering.

Our Class A common stock is listed on the New York Stock Exchange and The Nasdaq National Market, Inc. under the symbol “CME.” Each prospectus supplement will indicate if the securities offered thereby will be listed on any securities exchange.

None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of any of these securities or determined if this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 17, 2006.

ABOUT THIS PROSPECTUS

Unless otherwise stated or the context otherwise requires, in this prospectus we refer to Chicago Mercantile Exchange Holdings Inc. as “CME Holdings” and to Chicago Mercantile Exchange Inc., a wholly owned subsidiary of CME Holdings, as “CME.” The terms “we,” “us” and “our” refer to CME Holdings and its consolidated subsidiaries.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell any combination of debt securities, Class A common stock, preferred stock and warrants, as described in this prospectus, in one or more offerings. This prospectus provides you with a general description of the securities that we may offer. Each time that securities are sold, a prospectus supplement containing specific information about the terms of that offering, including the securities offered, will be provided. The prospectus supplement may also add, update or change information contained in this prospectus. Statements contained in this prospectus and any accompanying prospectus supplement or other offering material about the provisions or contents of any agreement or other document are only summaries. If SEC rules require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information in this prospectus is accurate only as of the date of this prospectus. Our principal executive offices are located at 20 South Wacker Drive, Chicago, Illinois 60606, and our telephone number is 312-930-1000.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, proxy and information statements and other materials with the SEC pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy any materials filed by us with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. The SEC also maintains an Internet website that contains the reports, proxy and information statements and other materials that are filed with, or furnished to, the SEC. This website can be accessed at http://www.sec.gov. Our reports, proxy statements and other materials can be located by reference to file number 001-31553 and 000-33379.

Our Class A common stock is listed on the New York Stock Exchange under the symbol “CME.” Our reports, proxy and information statements and other materials also can be read at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

General information about us, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our Internet website, which can be accessed at http://www.cme.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our Internet website is not incorporated into this prospectus, any accompanying prospectus supplement or our other securities filings and is not a part of these filings.

INCORPORATION BY REFERENCE

The SEC’s rules allow “incorporation by reference” into this prospectus of information contained in documents that we file with the SEC. This permits us to disclose important information to you by referring you to those filed documents. Any information incorporated by reference is an important part of this prospectus, and any information that we file with the SEC and incorporate herein by reference subsequent to the date of this prospectus will be deemed automatically to update and supersede this information. The following documents previously filed with the SEC are incorporated herein by reference:

•

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, including portions of our 2005 Annual Report to Shareholders and definitive Proxy Statement for the 2006 Annual Meeting of Shareholders incorporated therein by reference.

•	Our Current Report on Form 8-K filed with the SEC on February 8, 2006.

•	Our definitive Proxy Statement for the 2006 Annual Meeting of Shareholders.

•

The description of our Class A Common stock contained in the prospectus included in our Registration Statement on Form S-1 (File No. 333-90106), as amended, which description is incorporated by reference in our Registration Statement on Form 8-A filed with the SEC on November 29, 2002 (File No. 001-31553), including any amendments or reports filed with the SEC for the purpose of updating such description.

•

The description of our Rights Agreement and Series A Junior Participating Preferred Stock contained in our Registration Statement on Form 8-A filed with the SEC on December 4, 2001 (File No. 000-33379), as amended, including any amendments or reports filed with the SEC for the purpose of updating such description.

Whenever after the date of this prospectus, and before the termination of the offering of the securities made under this prospectus, we file reports or documents under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, those reports and documents will be deemed to be incorporated by reference into this prospectus from the time they are filed. We do not incorporate by reference any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K in any future filings, unless specifically stated otherwise. Any statement made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus, excluding any exhibit to those documents unless the exhibit is specifically incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. Requests should be directed to the following address:

Chicago Mercantile Exchange Holdings Inc.

20 S. Wacker Dr.

Chicago, IL 60606

Tel: (800) 331-3332

Attention: Investor Relations

FORWARD-LOOKING STATEMENTS

From time to time, in this prospectus and the documents we incorporate by reference in this prospectus, as well as in other written reports and oral statements, we discuss our expectations regarding our future performance. Statements and financial discussion and analysis contained herein and in the documents incorporated by reference herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by their use of terms and phrases such as “believe,” “anticipate,” “could,” “estimate,” “intend,” “may,” “plan,” “expect” and similar expressions, including references to assumptions. These forward-looking statements are based on currently available competitive, financial and economic data, current expectations, estimates, forecasts and projections about the industries in which we operate and management’s beliefs and assumptions. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied in forward-looking statements. We want to caution you not to place undue reliance on any forward-looking statements. Among the factors that might affect our performance are:

•	increasing competition by foreign and domestic competitors, including new entrants into our markets;

•	our ability to keep pace with rapid technological developments, including our ability to complete the development and implementation of the enhanced functionality required by our customers;

•

our ability to continue introducing competitive new products and services on a timely, cost-effective basis, including through our electronic trading capabilities, and our ability to maintain the competitiveness of our existing products and services;

•	our ability to adjust our fixed costs and expenses if our revenues decline;

•	our ability to continue to realize the benefits of our transaction processing agreement with the Chicago Board of Trade;

•	our ability to maintain existing customers and attract new ones;

•	our ability to expand and offer our products in foreign jurisdictions;

•	changes in domestic and foreign regulations;

•	changes in government policy, including policies relating to common or directed clearing;

•	the costs associated with protecting our intellectual property rights and our ability to operate our business without violating the intellectual property rights of others;

•	our ability to generate revenue from our market data that may be reduced or eliminated by the growth of electronic trading;

•

changes in our rate per contract due to shifts in the mix of the products traded, the trading venue and the mix of customers (whether the customer receives member or non-member fees or participates in one of our various incentive programs) and the impact of our tiered pricing structure;

•	the ability of our financial safeguards package to adequately protect us from the credit risks of our clearing members;

•	changes in price levels and volatility in the derivatives markets and in underlying fixed income, equity, foreign exchange and commodities markets;

•	economic, political and market conditions;

•	our ability to accommodate increases in trading volume without failure or degradation of performance of our systems;

•	our ability to execute our growth strategy and maintain our growth effectively;

•	our ability to manage the risks and control the costs associated with our acquisition, investment and alliance strategy;

•	industry and customer consolidation;

•	decreases in trading and clearing activity;

•	the imposition of a transaction tax on futures and options on futures transactions;

•	seasonality of the futures business; and

•	other risks detailed in our filings with the SEC.

The factors identified above are believed to be important factors, but not necessarily all of the important factors, that could cause actual results to differ materially from those expressed in any forward-looking statement. Unpredictable or unknown factors could also have material adverse effects on us. All forward-looking statements included in this prospectus and in the documents incorporated by reference herein are expressly qualified in their entirety by the foregoing cautionary statements and by the risk factors included in the documents we incorporate by reference. Except as required by law, rule or regulation, we undertake no obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events or otherwise.

CHICAGO MERCANTILE EXCHANGE HOLDINGS INC.

We are the largest futures exchange in the United States for the trading of futures contracts and options on futures contracts, often called derivatives, as measured by 2005 annual trading volume. As an international marketplace, our exchange brings together buyers and sellers on our CME® Globex® electronic trading platform and on our trading floors. We offer futures and options on futures, primarily in interest rates, equities, foreign exchange and commodities. Our principal executive offices are located at 20 South Wacker Drive, Chicago, Illinois 60606, and our telephone number is 312-930-1000.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement or other offering material, we will use the net proceeds from the sale of the securities described in this prospectus for general corporate purposes. We may temporarily invest the net proceeds or use them to repay short term debt until they are used for their stated purpose.

DESCRIPTION OF DEBT SECURITIES

Senior and Subordinated Debt Securities

As used in this prospectus, debt securities means the debentures, notes, bonds and other evidences of indebtedness that we may issue from time to time. The debt securities will either be senior debt securities or subordinated debt securities. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture, each entered into between us and U.S. Bank National Association, as trustee.

This prospectus sometimes refers to the senior indenture and the subordinated indenture collectively as the indentures. The forms of indentures have been filed as exhibits to the registration statement of which this prospectus forms a part. The statements and descriptions in this prospectus or in any prospectus supplement regarding provisions of the indentures and debt securities are summaries thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the indentures (and any amendments or supplements we may enter into from time to time as permitted under each indenture) and the debt securities, including the definitions therein of certain terms.

General

Unless otherwise specified in a prospectus supplement, the debt securities will be direct unsecured obligations of CME Holdings. The senior debt securities will rank equally with any of our other unsecured senior and unsubordinated debt. The subordinated debt securities will be subordinate and junior in right of payment to any senior debt, as defined, and described more fully, under “–Subordination,” to the extent and in the manner set forth in the subordinated indenture.

The indentures do not limit the aggregate principal amount of debt securities that we may issue and provide that we may issue debt securities from time to time in one or more series, in each case with the same or various maturities, at par or at a discount. Unless indicated in a prospectus supplement, we may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series outstanding at the time of the issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of debt securities under the applicable indenture and will be equal in ranking.

In the event that our secured creditors, if any, exercise their rights with respect to our assets pledged to them, our secured creditors would be entitled to be repaid in full from the proceeds of those assets before those proceeds would be available for distribution to our other creditors, including the holders of debt securities of any series.

CME Holdings’ subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the debt securities of any series or to make any funds available to CME Holdings, whether by dividend, loan or other payment, unless such subsidiaries guarantee the debt securities issued by CME Holdings. Therefore, without such guarantees, the assets of CME Holdings’ subsidiaries will be subject to the prior claims of all creditors, including the lenders under CME’s secured committed line of credit and trade creditors of our subsidiaries. The payment of dividends or the making of loans or advances to CME Holdings by its subsidiaries may be subject to contractual, statutory or regulatory restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations.

Prospectus Supplement

Each prospectus supplement will describe the terms relating to the specific series of debt securities being offered. These terms will include some or all of the following:

•	the title of the debt securities and whether they are senior debt securities or subordinated debt securities;

•	any limit on the aggregate principal amount of debt securities of such series;

•	the purchase price for the debt securities and the denominations of the debt securities, if other than denominations of $1,000 or any integral multiple of $1,000;

•	the date or dates upon which the debt securities are payable and whether the stated maturity date may be extended or the method used to determine or extend those dates;

•	the rate or rates at which the debt securities of the series shall bear interest, if any, which may be fixed or variable, or the method by which such rate or rates shall be determined;

•	the basis for calculating interest if other than a 360-day year of twelve 30-day months;

•	the date or dates from which any interest will accrue or the method by which such date or dates will be determined;

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the dates on which we will pay interest on the debt securities and the regular record date for determining who is entitled to the interest payable on any interest payment date, or the method by which such date or dates shall be determined;

•	the right, if any, to extend the interest payment periods and the duration of any such deferral period;

•	any provisions that would determine payments on the debt securities by reference to any index, formula or other method, and the manner of determining the amount of such payments;

•

the place or places where payments on the debt securities will be payable, where any securities may be surrendered for registration of transfer, exchange or conversion, as applicable, and notices and demands may be delivered to or upon us pursuant to the applicable indenture;

•	the rate or rates of amortization of the debt securities, if any;

•

our obligation or discretion, if any, to redeem, repay or purchase debt securities by making periodic payments to a sinking fund or through an analogous provision or at the option of holders of the debt securities, and the period or periods within which, the price or prices at which and the other terms and conditions upon which any debt securities of such series shall be redeemed, in whole or in part, pursuant to such obligation;

•	the terms and conditions, if any, regarding the mandatory conversion or exchange of debt securities;

•

the period or periods within which, the price or prices at which, and the terms and conditions upon which any debt securities of the series may be redeemed, in whole or in part, at our option and, if other than by a board resolution, the manner in which any election by us to redeem the debt securities shall be evidenced;

•	any restriction or condition on the transferability of the debt securities of a particular series;

•

the portion, or methods of determining the portion, of the principal amount of the debt securities which we must pay upon the acceleration of the maturity of the debt securities in connection with an event of default, as defined below, if other than the full principal amount;

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the currency or currencies in which the debt securities will be denominated and in which principal, any premium and any interest will or may be payable or a description of any units based on or relating to a currency or currencies in which the debt securities will be denominated;

•	provisions, if any, granting special rights to holders of the debt securities upon the occurrence of specified events;

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any deletions from or modifications or additions to the events of default or our covenants with respect to the applicable series of debt securities, and any provision for the suspension of certain covenants based on credit ratings or other criteria applicable to us or securities issued by us;

•	the application, if any, of the terms of the applicable indenture relating to defeasance and covenant defeasance, which terms are described below, to the debt securities;

•	the terms, if any, upon which the holders may convert or exchange the debt securities into or for our common stock, preferred stock or other securities or property;

•	whether we are issuing the debt securities in whole or in part in global form;

•	the depositary for global or certificated debt securities;

•	the names of any trustees, depositaries, authenticating or paying agents, transfer agents or registrars or other agents with respect to the debt securities;

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to whom any interest on any debt security shall be payable, if other than the person in whose name the security is registered on the record date for such interest, and the extent to which, or the manner in which, any interest payable on a temporary global debt security will be paid if other than in the manner provided in the applicable indenture;

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if the principal amount payable at the stated maturity of any debt security of the series will not be determinable as of any one or more dates prior to the stated maturity, the amount which shall be deemed to be the principal amount of such debt securities as of any such date for any purpose, including the principal amount thereof which shall be due and payable upon any maturity other than the stated maturity or which shall be deemed to be outstanding as of any date prior to the stated maturity (or, in any such case, the manner in which such amount deemed to be the principal amount shall be determined);

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whether, under what circumstances and the currency in which we will pay any additional amounts on the debt securities as contemplated in the applicable indenture in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities rather than pay such additional amounts (and the terms of any such option);

•	whether and the extent to which the debt securities are entitled to the benefits of any guarantees by any of our subsidiaries or any other form of guarantee;

•	whether the subordination provisions summarized below or different subordination provisions will apply to the debt securities; and

•	any other specific terms of the debt securities not inconsistent with the indenture.

Unless otherwise specified in a prospectus supplement, the debt securities will not be listed on any securities exchange and will be issued in fully-registered form without coupons.

Holders of the debt securities may present their securities for exchange and may present registered debt securities for transfer in the manner described in the applicable prospectus supplement. Except as limited by the applicable indenture, we will provide these services without charge, other than any tax or other governmental charge payable in connection with the exchange or transfer.

Debt securities may bear interest at a fixed rate or a variable rate, as specified in the prospectus supplement. In addition, if specified in the prospectus supplement, we may sell debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate, or at a discount below their stated principal amount. We will describe in the prospectus supplement any special federal income tax considerations applicable to these discounted debt securities.

Subordination

The prospectus supplement relating to any offering of subordinated debt securities will describe the specific subordination provisions. However, unless otherwise noted in the prospectus supplement, subordinated debt securities will be subordinate and junior in right of payment to any existing senior debt of CME Holdings.

Under the subordinated indenture, senior debt means all amounts due on obligations in connection with any of the following, whether outstanding at the date of execution of the subordinated indenture or thereafter incurred or created:

•	the principal of (and premium, if any) and interest due on our indebtedness for borrowed money and indebtedness evidenced by securities, debentures, bonds or other similar instruments issued by us;

•	any of our obligations as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles;

•	all of our obligations for the reimbursement on any letter of credit, banker’s acceptance, security purchase facility or similar credit transaction;

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all of our obligations in respect of interest rate swap, cap or other agreements, interest rate future or options contracts, currency swap agreements, currency future or option contracts and other similar agreements;

•	all obligations of the types referred to above of other persons for the payment of which we are responsible or liable as obligor, guarantor or otherwise; and

•	all obligations of the types referred to above of other persons secured by any lien on any property or asset of ours (whether or not such obligation is assumed by us).

However, senior debt does not include:

•

any indebtedness which, by its terms or the terms of the instrument creating or evidencing it, expressly provides that it has a subordinate or equal right of payment with the subordinated debt securities;

•	indebtedness incurred in the form of trade accounts payable or accrued liabilities arising in the ordinary course of business;

•	any indebtedness of CME Holdings to any of its subsidiaries;

•	any liability for federal, state, local or other taxes owed or owing by us; and

•	the portion of indebtedness we may incur in violation of the subordinated indenture.

Senior debt shall continue to be senior debt and be entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of such senior debt.

Unless otherwise noted in the prospectus supplement, if we default in the payment of any principal of (or premium, if any) or interest on any senior debt when it becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise, then, unless and until such default is cured or waived or ceases to exist, we will make no direct or indirect payment (in cash, property, securities, by set-off or otherwise) in respect of the principal of or interest on the subordinated debt securities or in respect of any redemption, retirement, purchase or other requisition of any of the subordinated debt securities.

In the event of the acceleration of the maturity of any subordinated debt securities, the holders of all senior debt securities outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due on the senior debt, including amounts due on acceleration, before the holders of the subordinated debt securities will be entitled to receive any payment of principal (and premium, if any) or interest on the subordinated debt securities.

If any of the following events occurs, we will pay in full all senior debt before we make any payment or distribution under the subordinated debt securities, whether in cash, securities or other property, to any holder of subordinated debt securities:

•	any dissolution or winding-up or liquidation or reorganization of CME Holdings, whether voluntary or involuntary or in bankruptcy, insolvency or receivership;

•	any general assignment by us for the benefit of creditors; or

•	any other marshaling of our assets or liabilities.

In such event, any payment or distribution under the subordinated debt securities, whether in cash, securities or other property, which would otherwise (but for the subordination provisions) be payable or deliverable in respect of the subordinated debt securities, will be paid or delivered directly to the holders of senior debt in accordance with the priorities then existing among such holders until all senior debt has been paid in full. If any payment or distribution under the subordinated debt securities is received by the trustee of any subordinated debt securities in contravention of any of the terms of the subordinated indenture and before all the senior debt has been paid in full, such payment or distribution or security will be received in trust for the benefit of, and paid over or delivered and transferred to, the holders of the senior debt at the time outstanding in accordance with the priorities then existing among such holders for application to the payment of all senior debt remaining unpaid to the extent necessary to pay all such senior debt in full.

The subordinated indenture does not limit the issuance of additional senior debt.

Restrictive and Maintenance Covenants

We will describe any restrictive and maintenance covenants, including restrictions on any subsidiary, for any series of debt securities in the prospectus supplement and/or other offering material for each offering of such debt securities.

Consolidation, Merger, Sale of Assets and Other Transactions

Unless otherwise noted in a prospectus supplement, we will not (1) merge with or into or consolidate with another corporation or sell, assign, transfer, lease or convey all or substantially all of our properties and assets to, any other corporation other than a direct or indirect wholly-owned subsidiary of ours, and (2) permit any corporation (other than a direct or indirect wholly-owned subsidiary of ours) to merge with or into or consolidate with us or sell, assign, transfer, lease or convey all or substantially all of its properties and assets to us, unless:

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we are the surviving corporation or the corporation formed by or surviving such merger or consolidation or to which such sale, assignment, transfer, lease or conveyance has been made, if other than us, is duly organized and validly existing under the laws of the United States, any state thereof or the District of Columbia and has expressly assumed by supplemental indenture all of our obligations under the indentures;

•	immediately after giving effect to such transaction, no default or event of default has occurred and is continuing; and

•	we deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that the supplemental indenture complies with the applicable indenture.

Events of Default, Notice and Waiver

Unless a prospectus supplement states otherwise, the following shall constitute events of default under the indentures with respect to each series of debt securities:

•	our failure to pay any interest on any debt security of such series when due and payable, continued for 30 days;

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our failure to pay principal (or premium, if any) on any debt security of such series when due, regardless of whether such payment became due because of maturity, redemption, acceleration or otherwise, or is required by any sinking fund established with respect to such series;

•	our failure to observe or perform any other of its covenants or warranties with respect to such debt securities for 90 days after we receive notice of such failure;

•	certain events of bankruptcy, insolvency or reorganization of CME Holdings; and

•	any other event of default provided with respect to debt securities of that series.

If an event of default with respect to any debt securities of any series outstanding under either of the indentures shall occur and be continuing, the trustee under such indenture or the holders of at least 25% in aggregate principal amount of the debt securities of that series outstanding may declare, by notice as provided in the applicable indenture, the principal amount (or such lesser amount as may be provided for in the debt securities of that series) of all the debt securities of that series outstanding to be due and payable immediately; provided that, in the case of an event of default involving certain events in bankruptcy, insolvency or reorganization, acceleration is automatic; and, provided further, that after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the nonpayment of accelerated principal, have been cured or waived. Upon the acceleration of the maturity of original issue discount securities, an amount less than the principal amount thereof will become due and payable. Reference is made to the prospectus supplement relating to any original issue discount securities for the particular provisions relating to acceleration of maturity thereof.

Any past default under either indenture with respect to debt securities of any series, and any event of default arising therefrom, may be waived by the holders of a majority in principal amount of all debt securities of such series outstanding under such indenture, except in the case of (1) default in the payment of the principal of (or premium, if any) or interest on any debt securities of such series or (2) default in respect of a covenant or provision which may not be amended or modified without the consent of the holder of each outstanding debt security of such series affected.

The trustee is required within 90 days after the occurrence of an event of default (which is known to the trustee and is continuing), with respect to the debt securities of any series (without regard to any grace period or notice requirements), to give to the holders of the debt securities of such series notice of such event of default.

The trustee, subject to its duties during an event of default to act with the required standard of care, may require indemnification by the holders of the debt securities of any series with respect to which an event of default has occurred before proceeding to exercise any right or power under the indentures at the request of the holders of the debt securities of such series. Subject to such right of indemnification and to certain other limitations, the holders of a majority in principal amount of the outstanding debt securities of any series under either indenture may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee with respect to the debt securities of such series, provided that such direction shall not be in conflict with any rule of law or with the applicable indenture and the trustee may take any other action deemed proper by the trustee which is not inconsistent with such direction.

No holder of a debt security of any series may institute any action against us under either of the indentures (except actions for payment of overdue principal of (and premium, if any) or interest on such debt security or for the conversion or exchange of such debt security in accordance with its terms) unless:

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the holder has given to the trustee written notice of an event of default and of the continuance thereof with respect to the debt securities of such series specifying an event of default, as required under the applicable indenture;

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the holders of at least 25% in aggregate principal amount of the debt securities of that series then outstanding under such indenture shall have requested the trustee to institute such action and offered to the trustee indemnity reasonably satisfactory to it against the costs, expenses and liabilities to be incurred in compliance with such request;

•	the trustee shall not have instituted such action within 60 days of such request; and

•	no direction inconsistent with such written request has been given to the trustee during such 60–day period by the holders of a majority in principal amount of the debt securities of that series.

We are required to furnish periodically to the trustee statements as to our compliance with all conditions and covenants under each indenture.

Discharge, Defeasance and Covenant Defeasance

We may discharge or defease our obligations under the indenture as set forth below, unless otherwise indicated in a prospectus supplement.

We may discharge certain obligations to holders of any series of debt securities issued under either the senior indenture or the subordinated indenture which have not already been delivered to the trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the trustee money in an amount sufficient to pay and discharge the entire indebtedness on such debt securities not previously delivered to the trustee for cancellation, for principal and any premium and interest to the date of such deposit (in the case of debt securities which have become due and payable) or to the stated maturity or redemption date, as the case may be, and we have paid all other sums payable under the applicable indenture.

If indicated in a prospectus supplement, we may elect either (1) to defease and be discharged from any and all obligations with respect to the debt securities of or within any series (except as otherwise provided in the relevant indenture) (referred to as defeasance) or (2) to be released from our obligations with respect to certain covenants applicable to the debt securities of or within any series (referred to as covenant defeasance), upon the deposit with the relevant indenture trustee, in trust for such purpose, of money and/or government obligations which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) or interest on such debt securities to maturity or redemption, as the case may be, and any mandatory sinking fund or analogous payments thereon. As a condition to defeasance or covenant defeasance, we must deliver to the trustee an opinion of counsel to the effect that the holders of such debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion of counsel, in the case of defeasance under clause (1) above, must refer to and be based upon a ruling of the IRS or a change in applicable federal income tax law occurring after the date of the relevant indenture. In addition, in the case of either defeasance or covenant defeasance, we must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent with respect to such defeasance or covenant defeasance have been complied with.

We may exercise our defeasance option with respect to such debt securities notwithstanding our prior exercise of our covenant defeasance option.

Modification and Waiver

Under the indentures, we and the applicable trustee may supplement the indentures for certain purposes which would not have a material adverse affect on the interests or rights of the holders of debt securities of a series without the consent of those holders. We and the applicable trustee may also modify the indentures or any supplemental indenture in a manner that affects the interests or rights of the holders of debt securities with the consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each affected series issued under the indenture. However, the indentures require the consent of each holder of debt securities that would be affected by any modification which would:

•	change the stated maturity of the principal of, or any installment of principal of or interest on, any debt securities of any series;

•	reduce the principal amount of, or the rate of interest on, or any premium payable upon the redemption of, any debt securities of any series;

•

change our obligation to pay any additional amounts required to be paid in respect of certain taxes, assessments or governmental charges imposed on holders of the debt securities, as the case may be, except as otherwise contemplated by the applicable indenture;

•	reduce the amount of principal of an original issue discount debt security or any other debt security that would be payable upon declaration of acceleration of the maturity thereof;

•	change the place of payment where, or the currency in which, any debt security or any premium or interest thereon is payable;

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impair the right to institute suit for the enforcement of any payment on or with respect to any debt security on or after the stated maturity thereof (or in the case of a redemption, on or after the redemption date);

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reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the indentures or for waiver of compliance with certain provisions of the indentures or for waiver of certain defaults thereunder and their consequences;

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make any change that adversely affects the right to convert or exchange any debt security or decreases the conversion or exchange rate or increases the conversion price of any convertible or exchangeable debt security; or

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modify any of the above provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions cannot be modified or waived without the consent of the holder of each outstanding debt security affected thereby.

The indentures permit the holders of at least a majority in aggregate principal amount of the outstanding debt securities of any series issued under the indentures which is affected by the modification or amendment to waive our compliance with certain covenants contained in the indentures.

The subordinated indenture may not be amended to alter the subordination of any outstanding subordinated debt securities without the consent of each holder of then outstanding senior indebtedness that would be adversely affected by the amendment.

Payment and Paying Agents

Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a debt security on any interest payment date will be made to the person in whose name a debt security is registered at the close of business on the record date for the interest.

Unless otherwise indicated in the applicable prospectus supplement, principal, interest and premium on the debt securities of a particular series will be payable at the office of such paying agent or paying agents as we may designate for such purpose from time to time. Notwithstanding the foregoing, at our option, payment of any interest may be made by check mailed to the address of the person entitled thereto as such address appears in the security register.

Unless otherwise indicated in the applicable prospectus supplement, a paying agent designated by us will act as paying agent for payments with respect to debt securities of each series. All paying agents initially designated by us for the debt securities of a particular series will be named in the applicable prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

All monies paid by us to a paying agent for the payment of the principal, interest or premium on any debt security which remain unclaimed at the end of two years after such principal, interest or premium has become due and payable will be repaid to us upon request, and the holder of such debt security shall thereafter, as an unsecured general creditor, look only to us for payment thereof.

Global Debt Securities

We may issue registered debt securities in global form. This means that one “global” debt security would be issued to represent a number of registered debt securities. The denomination of the global debt security would equal the aggregate principal amount of all registered debt securities represented by that global debt security.

We will deposit any registered debt securities issued in global form with a depositary, or with a nominee of the depositary, that we will name in the applicable prospectus supplement for each offering of such debt securities. Any person holding an interest in the global debt security through the depositary will be considered the “beneficial” owner of that interest. A “beneficial” owner of a security is able to enjoy rights associated with ownership of the security, even though the beneficial owner is not recognized as the legal owner of the security. The interest of the beneficial owner in the security is considered the “beneficial interest.” We will register the debt securities in the name of the depositary or the nominee of the depositary, as appropriate.

The depositary or its nominee may only transfer a global debt security in its entirety and only in the following circumstances:

•	by the depositary for the registered global security to a nominee of the depositary;

•	by a nominee of the depositary to the depositary or to another nominee of the depositary; or

•	by the depositary or the nominee of the depositary to a successor of the depositary or to a nominee of the successor.

These restrictions on transfer would not apply to a global debt security after the depositary or its nominee, as applicable, exchanged the global debt security for registered debt securities issued in definitive form.

We will describe the specific terms of the depositary arrangement with respect to any series of debt securities represented by a registered global security in the prospectus supplement for the offering of that series. We anticipate that the following provisions will apply to all depositary arrangements for debt securities represented by a registered global security.

Ownership of beneficial interests in a registered global security will be limited to (1) participants that have accounts with the depositary for the registered global security and (2) persons that may hold interests through those participants. Upon the issuance of a registered global security, the depositary will credit each participant’s account on the depositary’s book-entry registration and transfer system with the principal amount of debt securities represented by the registered global security beneficially owned by that participant. Initially, the dealers, underwriters or agents participating in the distribution of the debt securities will designate the accounts that the depositary should credit.

Ownership of beneficial interests in the registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary for the registered global security, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that purchasers of securities regulated by the laws of those states take physical delivery of the securities in definitive form. Those laws may impair the ability to own, transfer or pledge beneficial interests in registered global securities.

As long as the depositary for a registered global security, or its nominee, is the registered owner of the registered global security, that depositary or its nominee will be considered the sole owner or holder of the debt securities represented by the registered global security for all purposes under the applicable indenture. Owners of beneficial interests in a registered global security generally will not:

•	be entitled to have the debt securities represented by the registered global security registered in their own names;

•	receive or be entitled to receive physical delivery of the debt securities in definitive form; and

•	be considered the owners or holders of the debt securities under the applicable indenture.

Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for the registered global security and, if that person owns through a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the applicable indenture.

We understand that under existing industry practices, if we request any action of holders of debt securities or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder of debt securities is entitled to give or take under the applicable indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take the action, and the participants would authorize beneficial owners owning through the participants to give or take the action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make payments of principal, any premium and any interest on a registered global security to the depositary or its nominee. None of CME Holdings, the trustee or any other agent of CME Holdings or of the trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We expect that the depositary for any registered global security, upon receipt of any payment of principal (or premium, if any) or interest in respect of the registered global security, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the registered global security as shown on the records of the depositary.

We also expect that standing customer instructions and customary practices will govern payments by participants to owners of beneficial interests in the registered global security owned through the participants.

We will issue our debt securities in definitive form in exchange for a registered global security, if the depositary for such registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act and if a successor depositary registered as a clearing agency under the Exchange Act is not appointed within 90 days and under such other circumstances, if any, as may be described in an applicable prospectus supplement. In addition, we may at any time and in our sole discretion determine not to have any of the debt securities of a series represented by a registered global security and, in such event, will issue debt securities of the series in definitive form in exchange for the registered global security.

We will register any debt securities issued in definitive form in exchange for a registered global security in such name or names as the depositary shall instruct the trustee. We expect that the depositary will base these instructions upon directions received by the depositary from participants with beneficial interests in the registered global security.

Governing Law

The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York, except to the extent that the Trust Indenture Act is applicable, in which case the Trust Indenture Act will govern.

Concerning the Trustee

As of the date of this prospectus, U.S. Bank National Association is a lender under CME’s $750 million secured committed line of credit. We may have other customary banking and trust relationships with U.S. Bank from time to time.

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock. The following description is a summary and is qualified in its entirety by reference to our certificate of incorporation, our bylaws and the relevant provisions of Delaware law.

General

Our authorized capital structure consists of the following:

•	138,000,000 authorized shares of Class A common stock;

•	625 authorized shares of Class B-1 common stock;

•	813 authorized shares of Class B-2 common stock;

•	1,287 authorized shares of Class B-3 common stock;

•	413 authorized shares of Class B-4 common stock; and

•	10,000,000 authorized shares of preferred stock, including 140,000 authorized shares of Series A Junior Participating Preferred Stock.

As of February 17, 2006, there were 34,595,042 shares of Class A, 625 shares of Class B-1, 813 shares of Class B-2, 1,287 shares of Class B-3 and 413 shares of Class B-4 common stock issued and outstanding. As of February 17, 2006, we had no shares of our preferred stock issued and outstanding. From time to time in this prospectus, we refer to the Class A common stock and Class B common stock collectively as the common stock.

Common Stock

With the exception of the matters reserved to holders of our Class B common stock, holders of common stock vote together on all matters for which a vote of common shareholders is required. In these votes, each holder of shares of our Class A or Class B common stock has one vote per share. Matters reserved to the holders of our Class B common stock, votes applicable to each class of Class B common stock in these matters and certain voting restrictions on holders of our Class B common stock are described below under “Additional Provisions of Class B Common Stock.”

Holders of our common stock are entitled to receive proportionately such dividends, if any, as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Holders of our common stock have no conversion, preemptive or subscription rights. In the event of any liquidation, dissolution or winding-up of our affairs, and subject to the rights of any outstanding series of our preferred stock, holders of our Class A and Class B common stock are entitled to receive a distribution of the remaining assets on a pro rata basis.

Preferred Stock

We are authorized to issue up to 10 million shares of preferred stock. Our certificate of incorporation authorizes our board to issue these shares in one or more series; to establish from time to time the number of shares to be included in each series; and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board may increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our shareholders. Our board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock.

When CME Holdings issues preferred stock, we will provide specific information about the particular class or series being offered in a prospectus supplement. This information will include some or all of the following:

•	the title or designation of the series;

•

the number of shares of the series, which the board of directors of CME Holdings may thereafter (except where otherwise provided in the designations for such series) increase or decrease (but not below the number of shares of such series then outstanding);

•	whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series;

•

the conditions upon which and the dates at which dividends, if any, will be payable, and the relation that such dividends, if any, will bear to the dividends payable on any other class or classes of stock;

•	the redemption rights and price or prices, if any, for shares of the series and at whose option such redemption may occur, and any limitations, restrictions or conditions on such redemption;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on and the preferences, if any, of shares of the series, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of CME Holdings;

•

whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security of CME Holdings or any other entity, and, if so, the specification of such other class or series or such other security, the conversion price or prices or exchange rate or rates, any adjustments thereof, the date or dates as of which such shares will be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

•	whether the preferred stock being offered will be listed on any securities exchange;

•	if necessary, a discussion of certain federal income tax considerations applicable to the preferred stock being offered;

•	the voting rights, in addition to the voting rights provided by law, if any, of the holders of shares of such series; and

•	any other relative rights, preferences, limitations and powers not inconsistent with applicable law, the articles then in effect or the by-laws then in effect.

Upon issuance, the shares of preferred stock will be fully paid and non-assessable, which means that its holders will have paid their purchase price in full and we may not require them to pay additional funds.

Additional Provisions of Class B Common Stock

Our authorized shares of Class B common stock are divided into four classes, with the following characteristics:

Class	Maximum Number of Shares	Associated Exchange Membership	Number of Directors Class Can Elect	Number of Votes Per Shares on “Core Rights”
B-1	625	Chicago Mercantile Exchange (“CME”) Division	3	6
B-2	813	International Monetary Market (“IMM”) Division	2	2
B-3	1,287	Index and Option Market (“IOM”) Division	1	1
B-4	413	Growth and Emerging Markets (“GEM”) Division	0	1/6

Associated Exchange Membership.    Each series of CME Class B common stock was issued in conjunction with a membership in a specific division of the exchange. CME’s rules provide exchange members with access to the trading floor of the exchange and reduced rates for the contracts assigned to that membership and the ability to use or lease their trading privileges. In CME’s demutualization, shares of Class B common stock were issued to members of the exchange in order to provide those members with representation on CME’s board of directors and provide for an orderly transition to a for-profit company. Membership interests are maintained at CME and are not part of or evidenced by the Class B common stock of CME Holdings. The Class B common stock of CME Holdings is intended only to ensure that the former Class B shareholders of CME retain board representation rights and approval rights with respect to Core Rights described below.

Commitment to Open Outcry.    Our certificate of incorporation includes a commitment to maintain open outcry floor trading on our exchange for a particular traded product as long as the open outcry market is “liquid.” The commitment requires us to maintain a facility for conducting business, for disseminating price information, for clearing and delivery and to provide reasonable financial support for technology, marketing and research for open outcry markets. An open outcry market will be deemed liquid for these purposes if it meets any of the following tests on a quarterly basis:

•

if a comparable product is traded on an exchange other than ours, our open outcry market has maintained at least 30% of the average daily volume of the comparable product (including, for calculation purposes, volume from exchange for physical, or EFP, trades in the open outcry market);

•

if a comparable product is traded on an exchange other than ours, and our product trades exclusively by open outcry, our open outcry market has maintained at least 30% of the open interest, or the daily total of positions outstanding, of the comparable product;

•

if no comparable product is traded on an exchange other than ours, our open outcry market has maintained at least 40% of the average quarterly volume in that market in 1999 (including, for calculation purposes, volume from EFPs in the open outcry market); or

•

if no comparable product is traded on an exchange other than ours and our product trades exclusively by open outcry, our open outcry market has maintained at least 40% of the average open interest in that market in 1999.

If a market is deemed illiquid as a result of a failure to meet any of the foregoing tests, our board may determine whether that market will be closed.

Voting on Core Rights.    Holders of shares of our Class B common stock have the right to approve changes to specified “rights” relating to the trading privileges associated with those shares. These “Core Rights” consist of:

•	the allocation of products which a membership class is permitted to trade on our exchange facilities;

•	the trading floor access rights and privileges which a member has;

•	the number of memberships in each membership class and the number of authorized and issued shares of Class B common stock associated with that class; and

•	the eligibility requirements to exercise trading rights or privileges.

Votes on changes to Core Rights are weighted by class. Each class of Class B common stock has the following number of votes on matters relating to Core Rights: Class B-1, six votes per share; Class B-2, two votes per share; Class B-3, one vote per share, and Class B-4, 1/6 of one vote per share. The approval of a majority of the votes cast by the holders of shares of Class B common stock is required in order to approve any changes to Core Rights. Holders of shares of Class A common stock do not have the right to vote on changes to Core Rights.

Under Delaware law, changes to the number of authorized shares of a class also require the approval of the holders of a majority of the outstanding shares of that class. Otherwise, changes may be effected upon the approval of a majority of the votes cast by the holders of shares of our Class B common stock. This means that, because of our weighted voting mechanism, a change to Core Rights may be effected by the approval of the holders of the Class B-1 shares, even though the holders of the other classes voted against the change.

Election of Directors.    Our certificate of incorporation provides for a board composed of 20 members. Holders of Class B-1, Class B-2 and Class B-3 common stock have the right to elect six directors to our board, of which three are elected by Class B-1 shareholders, two are elected by Class B-2 shareholders and one is elected by Class B-3 shareholders. The remaining 14 directors are elected by the holders of the Class A and Class B common stock, voting together as a class. The nominating committee, composed of members of our board of directors, nominates the slate of candidates to be elected by the holders of the Class A and Class B common stock, voting together. This committee is responsible for assessing the qualifications of candidates, as well as ensuring that any regulatory requirements for the composition of our board are met. The holders of the Class B-1, Class B-2 and Class B-3 common stock have the right to elect members of nominating committees for their respective class, which are responsible for nominating candidates for election by their class. Each committee is responsible for assessing the qualifications of candidates to serve as directors to be elected by that class. Our certificate of incorporation requires that director candidates for election by a class of Class B common stock own, or be recognized under our rules as the owner of, at least one share of that class.

Voting Restrictions.    Our certificate of incorporation provides that, with respect to any election of directors or Core Rights, any person or group that beneficially owns 15% or more of any class of Class B common stock may, for so long as such person or group owns such percentage, vote only the number of shares of that class of Class B common stock for which it owns an equivalent percentage of Class A common stock.

Transfer Restrictions.    Shares of our Class B common stock are also subject to transfer restrictions contained in our certificate of incorporation. These transfer restrictions prohibit the sale or transfer of any shares of our Class B common stock separate from the sale of the associated membership interest in our exchange. No membership in our exchange may be sold unless the purchaser also acquires the associated share of Class B common stock.

Indemnification of Directors and Executive Officers and Limitation of Liability

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

As permitted by Delaware law, our certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our shareholders; (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) under Section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or (4) for any transaction from which the director derived an improper personal benefit.

As permitted by Delaware law, our certificate of incorporation and our bylaws provide that (1) we are permitted to indemnify our directors, officers and other employees and agents to the fullest extent permitted by Delaware law; (2) we are permitted to advance expenses, as incurred, to our directors, officers and other employees and agents in connection with defending a legal proceeding if we have received an undertaking by the person receiving such advance to repay all amounts advanced if it should be determined that he or she is not entitled to be indemnified by us; and (3) the rights conferred in the certificate of incorporation are not exclusive.

Other Certificate of Incorporation and Bylaw Provisions

Our certificate of incorporation and bylaws include a number of anti-takeover provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include:

Classified Board of Directors; Removal for Cause; Filling Vacancies.    Our certificate of incorporation provides for a board of directors divided into two classes, with one class to be elected each year to serve for a two-year term. As a result, two annual meetings of shareholders could be required for the shareholders to change a majority of the board. Directors elected by Class A and Class B shareholders may be removed for cause only by the affirmative vote of the holders of not less than two-thirds of the outstanding votes entitled to vote in the election of the director to be removed. Vacancies resulting from that removal or for any other reason shall be filled by the board of directors, but any Class B vacancies must be filled from the candidates who ran in the previous election for the directorship with the candidates being selected to fill the vacancy in the order of the aggregate number of votes received in the previous election. The classification of directors and the inability of shareholders to remove directors without cause and to fill vacancies on the board will make it more difficult to change the composition of the board, but will promote a continuity of existing directors.

Advance Notice Requirements.    Our bylaws establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of shareholders. These procedures provide that notice of shareholder proposals must be timely and given in writing to the Secretary of our company prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not fewer than 90 days nor more than 120 days prior to the meeting. The notice must contain the information required by the bylaws, including information regarding the proposal and the proponent.

Special Meetings of Shareholders.    Our certificate of incorporation and bylaws deny shareholders the right to call a special meeting of shareholders. Our certificate of incorporation and bylaws provide that only the chairman of our board or a majority of the board of directors may call special meetings of the shareholders.

No Written Consent of Shareholders.    Our certificate of incorporation requires all shareholder actions to be taken by a vote of the shareholders at an annual or special meeting, and does not permit the shareholders to act by written consent, without a meeting.

Amendment of Bylaws and Certificate of Incorporation.    Our certificate of incorporation generally requires the approval of not less than two-thirds of the voting power of all outstanding shares of common stock entitled to vote to amend any bylaws by shareholder action or the certificate of incorporation provisions described in this section. Only our Class B shareholders may amend provisions of our certificate of incorporation relating to the Core Rights described above.

Rights Plan Provisions.

Our certificate of incorporation authorizes our board of directors to create and issue rights entitling our shareholders to purchase shares of our stock or other securities. Those rights might be used to affect the ability of a third party to initiate a transaction designed to take over our company. Our board has adopted a plan creating these rights.

From and after the effective date of the merger consummated to effect our reorganization, one right attached to each share of our common stock issued in the merger and, except in certain circumstances, will attach to each share issued after the merger. Each right entitles the registered holder to purchase from us a unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, at a purchase price of $1,000 per unit, subject to adjustment. The description and terms of the rights are set forth in the rights agreement, dated November 30, 2001, between us and Computershare Investor Services, LLC, as rights agent, as amended.

Initially, the rights attached to all our outstanding shares of common stock, and no separate rights certificates were distributed. The rights will separate from our common stock upon the earlier of (1) 10 days following a public announcement that a person or group of affiliated or associated persons, referred to as an acquiring person, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of either (a) our common stock or (b) our Class A common stock (this date is referred to as the stock acquisition date) or (2) 10 business days following the commencement of a tender offer or exchange offer for our common stock that would result in a person or group becoming an acquiring person (the earlier of (1) and (2) is referred to as the distribution date). Until the distribution date, (1) the rights will be evidenced by shares of our common stock and will be transferred with and only with our shares of common stock, (2) shares of our common stock issued in the merger or new shares issued after the effective date of the merger will contain a notation incorporating the rights agreement by reference and (3) the surrender for transfer of any of our outstanding shares of common stock will also constitute the transfer of the rights associated with the common stock.

The rights are not exercisable until the distribution date and will expire at the close of business on December 3, 2011 unless earlier redeemed or exchanged by us as described below. At no time will the rights have any voting power.

As soon as practicable after the distribution date, our rights agent will adjust the book-entry accounts of each holder of record of the common stock as of the close of business on the distribution date and, thereafter, the rights will be independently evidenced. Except as otherwise determined by the board of directors, only shares of common stock outstanding prior to the distribution date will be issued with rights.

In the event that a person becomes an acquiring person (unless such acquisition is made pursuant to a tender or exchange offer for all of our outstanding shares, at a price and on terms determined by a majority of the independent directors who are not representatives, nominees, affiliates or associates of an acquiring person, with advice from one or more investment banking firms, determined to be fair to and otherwise in the best interests of our company and our shareholders, which is referred to as a qualifying offer), each holder of a right will thereafter have the right to receive, upon exercise, Class A common stock (or, in certain circumstances, cash, property or other securities of our company), having a value equal to two times the exercise price of the right. The exercise price is the purchase price times the number of shares of Class A common stock associated with each right (initially, one). Notwithstanding this, following the occurrence of any of the events set forth in this paragraph, referred to as the flip-in events, all rights that are, or (under certain circumstances specified in the rights agreement) were, beneficially owned by any acquiring person will be null and void. However, rights are not exercisable following the occurrence of any of the flip-in events set forth above until such time as the rights are no longer redeemable by us as set forth below.

In the event that following the stock acquisition date, (1) we engage in a merger or business combination transaction in which we are not the surviving corporation, (2) we engage in a merger or business combination transaction in which we are the surviving corporation and our common stock is changed or exchanged, or (3) 50% or more of our assets or earning power is sold or transferred ((1), (2) and (3) are referred to as flip-over events), each holder of a right (except rights which have previously been voided as described above) shall thereafter have the right to receive, upon exercise of the right, Class A common stock of the acquiring company having a value equal to two times the exercise price of the right. A flip-over event will not be deemed to have occurred if the transaction is consummated pursuant to a qualifying offer, the price offered in the transaction is not less than that paid in the tender or exchange offer and the type of consideration paid in the transaction is the same as in the tender or exchange offer.

The purchase price payable, and the number of units of preferred stock or other securities or property issuable upon exercise of the rights are subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the preferred stock, (2) if holders of the preferred stock are granted certain rights or warrants to subscribe for preferred stock or convertible securities at less than the current market price of the preferred stock, or (3) upon the distribution to holders of the preferred stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustments in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. No fractional units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the preferred stock on the last trading date prior to the date of exercise.

At any time until 10 days following the stock acquisition date, we may redeem the rights in whole, but not in part, at a price of $.01 per right. Immediately upon the action of the board of directors ordering redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the $.01 redemption price.

Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder of our company, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to shareholders or to us, shareholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for Class A common stock (or other consideration) of our company as set forth above.

Any of the provisions of the rights agreement may be amended by our board of directors prior to the distribution date. After the distribution date, the provisions of the rights agreement may be amended by the board of directors in order to cure any ambiguity, to correct or supplement any defective or inconsistent provision, to make changes which do not adversely affect the interests of holders of rights (excluding the interest of any acquiring person), or to shorten or lengthen any time period under the rights agreement; provided, however, among other things, that no amendment to adjust the time period governing redemption may be made when the rights are not redeemable.

The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire our company in certain circumstances. Accordingly, the existence of the rights may deter certain acquirors from making takeover proposals or tender offers. However, the rights are not intended to prevent a takeover, but rather are designed to enhance the ability of the board of directors to negotiate with a potential acquiror on behalf of all of the shareholders.

Delaware Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law. Subject to exceptions set forth in that section, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested shareholder for a period of three years following the time that such shareholder became an interested shareholder, unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder.

Section 203 defines a business combination to include generally:

•	any merger or consolidation involving the corporation and the interested shareholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested shareholder;

•

any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder except upon the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of such composition, upon a merger of a parent and a subsidiary, or upon an exchange offer by the corporation to purchase stock made on the same terms to all holders of said stock;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested shareholder; or

•	the receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested shareholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Transfer Agent

The Transfer Agent and Registrar for our Class A common stock is Computershare Investor Services, LLC.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase debt securities, Class A common stock or preferred stock, collectively, referred to as the underlying warrant securities, and such warrants may be issued independently or together with any such underlying warrant securities and may be attached to or separate from such underlying warrant securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

The applicable prospectus supplement will describe the specific terms of any warrants offered thereby, including:

•	the title or designation of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies, including composite currencies or currency units, in which the exercise price of such warrants may be payable;

•

the designation, aggregate principal amount and terms of the underlying warrant securities purchasable upon exercise of such warrants, and the procedures and conditions relating to the exercise of the warrant securities;

•	the price at which the underlying warrant securities purchasable upon exercise of such warrants may be purchased;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	whether such warrants will be issued in registered form or bearer form;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the underlying warrant securities with which such warrants are issued and the number of such warrants issued with each such underlying warrant security;

•

if applicable, the currency or currencies, including composite currencies or currency units, in which any principal, premium, if any, or interest on the underlying warrant securities purchasable upon exercise of the warrant will be payable;

•	if applicable, the date on and after which such warrants and the related underlying warrant securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	if necessary, a discussion of certain federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges(1) for the periods indicated:

	Year Ended December 31,
	2001	2002	2003	2004	2005
Ratio of Earnings to Fixed Charges	23.67	25.75	35.49	59.24	81.12

(1)	The ratio of earnings to fixed charges is calculated by dividing earnings, as defined, by fixed charges, as defined. For this purpose, “earnings” consist of income before income taxes, plus fixed charges and “fixed charges” consist of interest incurred and the interest portion of rent expense.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement or other offering material, Kathleen M. Cronin, our General Counsel, and/or Skadden, Arps, Slate, Meagher & Flom LLP, Chicago, Illinois, will pass upon certain legal matters for us in connection with the securities offered by this prospectus. As of February 17, 2006, Kathleen M. Cronin beneficially owned 1,912 shares of our Class A Common Stock, including options exercisable within 60 days of February 10, 2006 to purchase 160 shares of our Class A Common Stock.

Underwriters, dealers or agents, if any, who we will identify in the applicable prospectus supplement and other offering material, may have their counsel pass upon certain legal matters in connection with the securities offered by this prospectus.

EXPERTS

The consolidated financial statements of Chicago Mercantile Exchange Holdings Inc. incorporated by reference in Chicago Mercantile Exchange Holdings Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2005 (including the schedules appearing therein), and Chicago Mercantile Exchange Holdings Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

$1,300,000,000

CME Group Inc.

$250,000,000 Floating Rate Notes due 2009

$300,000,000 Floating Rate Notes due 2010

$ 750,000,000 5.40% Notes due 2013

Prospectus Supplement

August 7, 2008

Joint-Book Running Managers

Banc of America Securities LLC

UBS Investment Bank

Joint Lead Managers

BMO Capital Markets

Mitsubishi UFJ Securities

Co-Managers

Lloyds TSB Corporate Markets

PNC Capital Markets LLC

Scotia Capital